Exhibit 99.1

NI 43-101 Mineral Resource Update
Technical Report on the Guanajuato
Mine Complex, Guanajuato Mine and San
Ignacio Mine, Guanajuato STATE, Mexico

-Prepared for-

Great Panther Silver Limited

1330 – 200 Granville Street

Vancouver, B.C., Canada, V6C 1S4

Prepared by:

Matthew C. Wunder, P. Geo., Qualified Person & V.P. Exploration

Effective Date: August 31, 2017

Report Date: 2/28/2018

2/28/2018	i	GMC 43-101 TR Effective Date: 8/31/2017

Title Page

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico.

Author:

■	Matthew C. Wunder, P. Geo., Qualified Person & V.P. Exploration

Effective Date of the Report:

August 31, 2017

2/28/2018	ii	GMC 43-101 TR Effective Date: 8/31/2017

Date & Signature Page

This NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico is submitted to Great Panther Silver Limited and is effective as of August 31, 2017.

Qualified Person	Responsible for Parts

Signed By: Matthew C. Wunder, P.Geo. QP for Great Panther Silver Limited Date: February 28, 2018	All items in the Technical Report

2/28/2018	iii	GMC 43-101 TR Effective Date: 8/31/2017

Certificate of Qualified Person

I, Matthew C. Wunder, 8 Barnes Crescent, Georgetown, Ontario, Canada, as the author of this report “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico” prepared for Great Panther Silver Limited., dated February 28, 2018 do hereby certify that;

(a)	I am a graduate of the University of Western Ontario (1985) and hold a B. Sc. degree in Geology.

(b)	I am presently Qualified Person (QP) and Vice President Exploration for Great Panther Silver Limited.

(c)	I have been employed in my profession by various companies since graduation in 1985.

(d)	I am a registered Professional Geologist with Association of Professional Geoscientists of Ontario.

(e)	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that because of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Mexico, Peru, Canada, and the USA. I have worked primarily with polymetallic base metal and gold and silver deposits hosted within various geological environments, and in underground operating environments.

(f)	I have visited the Guanajuato Mine Complex on numerous occasions since 2017, most recently from August 22, 2017, to August 27, 2017, to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit I reviewed the geological data and interpretations, general mine infrastructure, access roads, mine portals, underground development, underground production areas, processing facilities, camp facilities, offices, and shop etc.

(g)	I am the author responsible for this report utilizing data supplied by the mine listed in the References section of this report.

(h)	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

(i)	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in May of 2017 and I presently retain QP status with GPR.

(j)	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

(k)	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Vancouver, British Columbia, this 28 of February 2018.

Signed By

Matthew C. Wunder, P.Geo.

Matthew C. Wunder, P.Geo.
Print name of Qualified Person

2/28/2018	iv	GMC 43-101 TR Effective Date: 8/31/2017

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Matthew C. Wunder, P.Geo., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico, and dated effective August 31, 2017 (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on January 25, 2018. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 28, 2018.

Matthew C. Wunder, P.Geo.

Association of Professional Geoscientists of Ontario

Qualified Person (QP) and Vice President Exploration for Great Panther Silver Limited

2/28/2018	v	GMC 43-101 TR Effective Date: 8/31/2017

Table of Contents

Title Page		i

Date & Signature Page		ii

Certificate of Qualified Person		iii

Consent of Qualified Person		iv

Table of Contents		v

Tables		x

Figures		xii

Glossary		xiv

1.0 Summary		16
1.1	Project Description & Location	17
1.2	Geology & Mineralization	18
1.2.1	Guanajuato Mine	18
1.2.2	San Ignacio Mine	19
1.3	Exploration Status	21
1.3.1	Guanajuato Mine	21
1.3.2	San Ignacio Mine	21
1.4	Development & Operations Status	22
1.4.1	Guanajuato Mine	22
1.4.2	San Ignacio Mine	22
1.5	Mineral Processing & Recovery Methods	22
1.6	Mineral Resource Estimate	22
1.6.1	Guanajuato Mine	23
1.6.2	San Ignacio Mine	25
1.7	Permitting & Environmental Conditions	26
1.8	Conclusions	26
1.8.1	Guanajuato Mine	26
1.8.2	San Ignacio Mine	27
1.9	Recommendations	28
1.9.1	Guanajuato Mine	28
1.9.2	San Ignacio Mine	28

2.0 Introduction		29
2.1	Terms of Reference	29
2.2	Effective Date	29
2.3	Sources of Information	30
2.4	Qualified Persons & Current Personal Inspection	30
2.5	Language, Currency, & Measurement Standards	30

3.0 Reliance on Other Experts		31
3.1	Legal Status & Mineral Tenure	31
3.2	Environmental Matters	31

4.0 Property Description & Location		32
4.1	Description & Location	32
4.2	Mineral Tenure	32
4.3	Surface Rights	37
4.4	Agreements & Encumbrances	37
4.5	Mining Royalties & Taxes	37
4.6	Environmental Liabilities	37

2/28/2018	vi	GMC 43-101 TR Effective Date: 8/31/2017

4.7	Permitting	37
4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property	37

5.0 Accessibility, Climate, Local Resources, Infrastructure, & Physiography		39
5.1	Accessibility	39
5.1.1	Guanajuato Mine	39
5.1.2	San Ignacio Mine	40
5.2	Climate	40
5.3	Local Resources & Infrastructure	41
5.3.1	Guanajuato Mine	41
5.3.2	San Ignacio Mine	41
5.4	Physiography	41
5.4.1	Guanajuato Mine	41
5.4.2	San Ignacio Mine	41

6.0 History		42
6.1	Ownership & Development History	42
6.1.1	Guanajuato Mine	42
6.1.2	San Ignacio Mine	43
6.2	Exploration	44
6.3	Historical Mineral Resource & Reserve Statements	44
6.4	Production History	45
6.4.1	Guanajuato Mine	46
6.4.2	San Ignacio Mine	46

7.0 Geological Setting and Mineralization		48
7.1	Regional Geology	48
7.2	Local & Property Geology	51
7.2.1	Guanajuato Mine	51
7.2.2	San Ignacio Mine	54
7.3	Mineralization	56
7.3.1	Guanajuato Mine	56
7.3.1.1	Guanajuatito Veins	57
7.3.1.2	Cata Veins	57
7.3.1.3	Los Pozos Veins	57
7.3.1.4	Santa Margarita Veins	57
7.3.1.5	San Cayentano Veins	57
7.3.1.6	Promontorio Veins	57
7.3.1.7	Valenciana Veins	57
7.3.2	San Ignacio Mine	65
7.3.2.1	Melladito Veins	65
7.3.2.2	Intermediate Veins	65
7.3.2.3	Nombre de Dios Veins	66

8.0 Deposit Type		68

9.0 Exploration		69
9.1	Summary of Non-Drilling Exploration Activity	69
9.1.1	Guanajuato Mine	69
9.1.2	San Ignacio Mine	69

10.0 Drilling		71
10.1	Drilling Summary	71
10.1.1	Guanajuato Mine	71
10.1.2	San Ignacio Mine	74

2/28/2018	vii	GMC 43-101 TR Effective Date: 8/31/2017

10.2	Drilling Procedures & Methodology	77
10.2.1	Drilling Methodology	77
10.2.1.1	Guanajuato Mine	77
10.2.1.2	San Ignacio Mine	79
10.2.2	Core Handling & Visual Logging	80
10.2.2.1	Guanajuato Mine	80
10.2.2.2	San Ignacio Mine	81
10.3	Drilling Results & Interpretation	82
10.4	Drilling Factors Impacting Accuracy & Reliability of Results	82

11.0 Sample Preparation, Analyses, & Security		87
11.1	Sampling Methodology & Procedures	87
11.1.1	Drill Core Sampling	87
11.1.2	Channel Sampling Procedures	87
11.2	Sample Preparation, Analytical Methodology, & Procedures	88
11.2.1	Analytical Laboratory	88
11.2.2	Density Determination	88
11.3	Sample Security	89
11.4	Quality Assurance & Quality Control Methodology & Procedures	89
11.4.1	Blanks	90
11.4.2	Standards	92
11.4.3	Duplicates	96
11.4.4	Umpire Checks	96
11.5	Qualified Person Statement on Sampling, Analysis, & Quality Control	96

12.0 Data Verification		102
12.1	Data Verification Procedures	102
12.1.1	Guanajuato Mine	102
12.1.2	San Ignacio Mine	103
12.2	Limitations of Data Verification	103
12.3	Qualified Person Statement on Data Verification	103

13.0 Mineral Processing and Metallurgical Testing		104
13.1	Guanajuato Mine	104
13.2	San Ignacio Mine	104
13.3	Metallurgical Test Work & Metal Recoveries Summary	104

14.0 Mineral Resource Estimates		105
14.1	Introduction	105
14.1.1	Definition of Mineral Resource Estimates	105
14.1.2	Guanajuato Mine and San Ignacio Mine	106
14.2	Geological Database	106
14.2.1	Guanajuato Mine	106
14.2.2	San Ignacio Mine	107
14.3	Geological Interpretation	107
14.3.1	Topography & Underground Workings	107
14.3.2	Geological Modelling Domains	107
14.3.2.1	Guanajuato Mine	107
14.3.2.2	San Ignacio Mine	108
14.3.3	Assay Composites & Descriptive Statistics	109
14.3.3.1	Guanajuato Mine	109
14.3.3.2	San Ignacio Mine	114
14.3.4	Outliers (High Grade Capping of Assay Composite)	118
14.3.4.1	Guanajuato Mine	118
14.3.4.2	San Ignacio Mine	120

2/28/2018	viii	GMC 43-101 TR Effective Date: 8/31/2017

14.4	Mineral Resource Estimation	121
14.4.1	Block Model Parameters	121
14.4.1.1	Guanajuato Mine	121
14.4.1.2	San Ignacio Mine	122
14.4.2	Grade Variography	122
14.4.2.1	Guanajuato Mine	122
14.4.3	Estimation Methodology (Grade Interpolation)	123
14.4.3.1	Guanajuato Mine	123
14.4.3.2	San Ignacio Mine	124
14.4.4	Core Recovery and RQD	125
14.4.5	Density	126
14.4.5.1	Guanajuato Mine	126
14.4.5.2	San Ignacio Mine	127
14.5	Mineral Resource Classification	127
14.5.1	Resource Categories	127
14.5.1.1	Guanajuato Mine	127
14.5.1.2	San Ignacio Mine	128
14.6	Block Model Validation	128
14.6.1	Guanajuato Mine	128
14.6.1.1	Visual Inspection	128
14.6.1.2	Comparison to Means	128
14.6.2	San Ignacio	129
14.7	Cut-Off Grade	130
14.7.1	Guanajuato Mine	130
14.7.2	San Ignacio Mine	131
14.8	Statement of Mineral Resources	131
14.8.1	Guanajuato Mine	131
14.8.2	San Ignacio Mine	133
14.9	Comparison with Previous Mineral Resource Estimates	134
14.9.1	Guanajuato Mine	134
14.9.2	San Ignacio Mine	135

15.0 Mineral Reserve Estimates		136

16.0 Mining Methods		137
16.1	Cut and Fill Mining Method	137
16.2	Guanajuato Mine	138
16.2.1	Cata	138
16.2.2	Los Pozos Zone	139
16.2.3	Santa Margarita Zones	139
16.2.4	Guanajuatito Zones	139
16.2.5	San Cayetano Zone	139
16.2.6	Valenciana Zone	140
16.2.7	Promontorio Zone	140
16.3	San Ignacio Mine	155

17.0 Recovery Methods		162
17.1	Ore Processing Description	162
17.1.1	Crushing & Grinding Circuits	162
17.1.2	Milling	164
17.1.3	Flotation Circuits	164
17.1.4	Thickening & Filtration	165
17.1.5	Production History	165
17.2	Metallurgical Tests Summary	166

2/28/2018	ix	GMC 43-101 TR Effective Date: 8/31/2017

18.0 Project Infrastructure		169
18.1	Guanajuato Mine	169
18.2	San Ignacio Mine	169

19.0 Market Studies & Contracts		170
19.1	Market Studies	170
19.2	Contracts	170
19.2.1	Guanajuato Mine	170
19.2.2	San Ignacio Mine	171

20.0 Environmental Studies, Permitting, & Social or Community Impact		172
20.1	Environmental Regulatory Framework in Mexico	172
20.2	Environmental Studies & Permits	173
20.2.1	Exploration	174
20.2.2	Mining & Mineral Processing	174
20.2.3	Mine Closure	176
20.3	Social & Community Factors	176

21.0 Capital and Operating Costs		177
21.1	GMC Guanajuato Mine and San Ignacio Mine	177

22.0 Economic Analysis		179

23.0 Adjacent Properties		180
23.1	Guanajuato Mine	180
23.2	San Ignacio Mine	180

24.0 Other Relevant Data and Information		181

25.0 Interpretation and Conclusions		182
25.1	Guanajuato Mine	182
25.2	San Ignacio Mine	183

26.0 Recommendations		185
26.1	Guanajuato Mine	185
26.2	San Ignacio Mine	185

27.0 References		186
27.1	Other Relevant Documents	188

2/28/2018	x	GMC 43-101 TR Effective Date: 8/31/2017

Tables

Table 1.1: Total GPR Drilling at GMC (including Guanajuato & San Ignacio)	21
Table 1.2: Summary of Mineral Resource Estimate 2017, Guanajuato Mine	24
Table 1.3: Summary of Mineral Resource Estimate 2017, San Ignacio Mine	25
Table 4.1: Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex	33
Table 6.1: Summary of GPR Drilling at Guanajuato & San Ignacio	44
Table 6.2: Historical Mineral Resources & Reserve Estimates	44
Table 6.3: Production Figures, Guanajuato Mine Complex	45
Table 6.4: Mine Production (monthly tonnes produced), Guanajuato Mine Complex	46
Table 6.5: Production Figures, Guanajuato Mine	46
Table 6.6: Production Figures, San Ignacio Mine	47
Table 7.1: Deposit Description	49
Table 10.1: Drilling per year, Guanajuato Mine	77
Table 10.2: Drilling per year, San Ignacio Mine	80
Table 10.3: 2016 & 2017 Significant Drill Intercepts, Guanajuato Mine	83
Table 10.4: 2016 & 2017 Significant Drill Intercepts in reported resource area, San Ignacio Mine	85
Table 11.1: Blanks Outside QA/QC accepted parameters, U/G sampling	90
Table 11.2: Blanks Outside QA/QC accepted parameters, DDH sampling	90
Table 11.3: Expected Values for the 2016-2017 GMC Standards used for QA/QC	92
Table 11.4: Standard Sample Results Outside 3 Standard Deviations, U/G Sampling	93
Table 11.5: Standard Sample Results Outside 3 Standard Deviations, DDH Sampling	93
Table 14.1: Zone Coding and Vein Orientation, Guanajuato Mine	108
Table 14.2: Vein Orientation, San Ignacio Mine	109
Table 14.3: Drill Sample Statistics by Area, Guanajuato Mine	110
Table 14.4: U/G Sample Statistics by Area, Guanajuato Mine	110
Table 14.5: Descriptive Statistics of Composited Silver Grade by Domain, Guanajuato Mine	111
Table 14.6: Descriptive Statistics of Composited Gold Grade by Domain, Guanajuato Mine	111
Table 14.7: Descriptive Statistics of Silver Grade Grouped by Domain, San Ignacio Mine	115
Table 14.8: Descriptive Statistics of Gold Grade Grouped by Domain, San Ignacio Mine	115
Table 14.9: Descriptive Statistics of Composited Silver Grade by Domain, San Ignacio Mine	116
Table 14.10: Descriptive Statistics of Composited Gold Grade by Domain, San Ignacio Mine	116
Table 14.11: Drill Hole Assay Capping, Guanajuato Mine	118
Table 14.12: Underground Sample Assay Capping, Guanajuato Mine	119
Table 14.13: Capping Levels for Silver and Gold Grouped by Domain, San Ignacio Mine	121
Table 14.14: Extent of Block Models, Guanajuato Mine	121
Table 14.15: Extent of Block Models, San Ignacio Mine	122
Table 14.16: Summary of Variography by Vein & Variable, Guanajuato Mine	123
Table 14.17: Summary of Variography by Vein & Variable, San Ignacio Mine	124
Table 14.18: Recovery and RQD by Area, Guanajuato Mine	125
Table 14.19: Recovery and RQD by Area, San Ignacio Mine	125
Table 14.20: Descriptive Statistics of Bulk Density Grouped by Area, Guanajauato Mine	126
Table 14.21: Descriptive Statistics of Bulk Density Grouped by Vein, San Ignacio Mine	127
Table 14.22: Comparison of Block and All DDH Samples, Guanajuato Mine	129
Table 14.23: Comparison of Block and All UG Samples, Guanajuato Mine	129
Table 14.24: Comparing Estimated grade vs Sample Composite grade for DDH and UG Samples, San Ignacio Mine	129

2/28/2018	xi	GMC 43-101 TR Effective Date: 8/31/2017

Table 14.25: NSR Cut-off by Area, Guanajuato Mine	130
Table 14.26: Mineral Resources Estimate 2017, Guanajuato Mine	132
Table 14.27: Mineral Resource Estimate 2017, San Ignacio Mine	133
Table 14.28: Comparison of 2016 to 2017 Mineral Resources, Guanajuato Mine	134
Table 14.29: Comparison of 2016 to 2017 Mineral Resources, San Ignacio Mine	135
Table 16.1: GMC Production as of August 31, 2017	137
Table 17.1: GMC Production as of August 31, 2017	165
Table 17.2: 2015 Metallurgical Test Summary	166
Table 20.1: Summary of Permits in place for the GMC	175
Table 20.2: Monitoring activities in place at the GMC	176
Table 21.1: GMS’s Planned Variable Costs per tonne milled (US$)	177
Table 21.2: US$ Cost per tonne milled for GMC (Sept 16, 2016 to Aug 31, 2017)	177
Table 26.1: 2017-2018 Budget for Proposed Work Plan at GMC	185

2/28/2018	xii	GMC 43-101 TR Effective Date: 8/31/2017

Figures

Figure 1.1: Project Location	18
Figure 1.2: Regional Geology Map	20
Figure 4.1: Project Location Map	32
Figure 4.2: Guanajuato Mine Complex Claims	34
Figure 4.3: Claim Map, Guanajuato Mine	35
Figure 4.4: Claim Map, San Ignacio Mine	36
Figure 4.5: Surface Rights & Tailings Disposal Map	38
Figure 5.1: Regional Access for the GMC	39
Figure 5.2: Historical Guanajuato City Climate Data	40
Figure 7.1: Guanajuato Regional Geology	50
Figure 7.2: Local Geology Map, Guanajuato Mine	52
Figure 7.3: Long Section along the plane of the Veta Madre for the Guanajuato Mines	53
Figure 7.4: Local Geology Map, San Ignacio Mine	55
Figure 7.5: Geology Cross Section, Guanajuatito	58
Figure 7.6: Mineralization model & workings, Guanajuatito zone	58
Figure 7.7: Geology Cross Section, Cata	59
Figure 7.8: Mineralization model & workings, Cata zone	59
Figure 7.9: Geology Cross Section, Los Pozos	60
Figure 7.10: Mineralization model & workings, Los Pozos zone	60
Figure 7.11: Property Geology – Santa Margarita	61
Figure 7.12: Property Geology – San Cayetano	61
Figure 7.13: Mineralization model & workings, Santa Margarita & San Cayetano zones	62
Figure 7.14: Property Geology, Promontorio	63
Figure 7.15: Mineralization model & workings, Promontorio zone	63
Figure 7.16: Geology Cross Section, Valenciana	64
Figure 7.17: Mineralization model & workings, Valenciana zone	64
Figure 7.18: Mineralization model & workings, San Ignacio Mine	67
Figure 7.19: Cross section 700N, San Ignacio Mine	67
Figure 9.1: Exploration Rock Sample Locations, San Ignacio Mine	70
Figure 10.1: Drill Hole Location Plan Map, Guanajuato Mine	72
Figure 10.2: Longitudinal Section with Drill Holes, Guanajuato Mine	73
Figure 10.3: Drill Hole Location Map, San Ignacio Mine	75
Figure 10.4: Longitudinal Section with Drill Holes, San Ignacio Mine	76
Figure 11.1: Silver (Ag) assays of “Blank” material sent to SGS-GTO, U/G sampling	91
Figure 11.2: Gold (Au) assays of “Blank” material sent to SGS-GTO, U/G sampling	91
Figure 11.3: Silver (Ag) assays of “Blank” material sent to SGS-GTO, DDH sampling	91
Figure 11.4: Gold (Au) assays of “Blank” material sent to SGS-GTO, DDH-sampling	91
Figure 11.5: Ag Assays of GPR Standard “GTS09” at SGS-GTO, U/G sampling	94
Figure 11.6: Au Assays of GPR Standard “GTS09” at SGS-GTO, U/G sampling	94
Figure 11.7: Ag Assays of GPR Standard “GTS10” at SGS-GTO, U/G sampling	94
Figure 11.8: Au Assays of GPR Standard “GTS10” at SGS-GTO, U/G sampling	94
Figure 11.9: Ag Assays of GPR Standard “GTS09” at SGS-GTO, DDH sampling	95
Figure 11.10: Au Assays of GPR Standard “GTS09” at SGS–GTO, DDH sampling	95
Figure 11.11: Ag Assays of GPR Standard “GTS10” at SGS-GTO, DDH sampling	95
Figure 11.12: Au Assays of GPR Standard “GTS10” at SGS–GTO, DDH sampling	95

2/28/2018	xiii	GMC 43-101 TR Effective Date: 8/31/2017

Figure 11.13: Ag Duplicate Samples Chart, U/G sampling	97
Figure 11.14: Au Duplicate Samples Chart, U/G sampling	97
Figure 11.15: Ag Duplicate Samples Chart, DDH sampling	97
Figure 11.16: Au Duplicate Samples Chart, DDH sampling	97
Figure 11.17: Comparision of ALS Chemex and SGS-GTO Ag assays Q3 2016 (Grav. Finish)	98
Figure 11.18: Comparision of ALS Chemex and SGS-GTO Au assays Q3 2016 (Grav. finish)	98
Figure 11.19: Comparision of ALS Chemex and SGS-GTO Ag assays Q4 2016 (AA finish)	98
Figure 11.20: Comparision of ALS Chemex and SGS-GTO Ag assays Q4 2016 (Grav. finish)	98
Figure 11.21: Comparision of ALS Chemex and SGS-GTO Au assays Q4 2016 (AA finish)	99
Figure 11.22: Comparision of ALS Chemex and SGS-GTO Au assays Q4 2016 (Grav. finish)	99
Figure 11.23: Comparision of ALS Chemex and SGS-GTO Ag assays Q1 2017 (AA finish)	99
Figure 11.24: Comparision of ALS Chemex and SGS-GTO Ag assays Q1 2017 (Grav. finish)	99
Figure 11.25: Comparision of ALS Chemex and SGS-GTO Au assays Q1 2017 (AA finish)	100
Figure 11.26: Comparision of ALS Chemex and SGS-GTO Au assays Q1 2017 (Grav. finish)	100
Figure 11.27: Comparision of ALS Chemex and SGS-GTO Ag assays Q2 2017 (AA finish)	100
Figure 11.28: Comparision of ALS Chemex and SGS-GTO Ag assays Q2 2017 (Grav. finish)	100
Figure 11.29: Comparision of ALS Chemex and SGS-GTO Gold assays Q2 2017 (AA finish)	101
Figure 11.30: Comparision of ALS Chemex and SGS-GTO Au assays Q2 2017 (Grav. finish)	101
Figure 14.1: Histogram of Channel Sample Length, Guanajuato Mine	113
Figure 14.2: Histogram of Drill Hole Sample Length, Guanajuato Mine	113
Figure 14.3: Histogram of Channel Sample Length, San Ignacio Mine	117
Figure 14.4: Histogram of Drill Hole Sample Length, San Ignacio Mine	117
Figure 16.1: Cross Section 12.5 Cata with Wireframes and Block Model	141
Figure 16.2: Plan Map Cata 490 Level with Wireframes and Development	142
Figure 16.3: Cross Section 175N Los Pozos with Wireframes and Block Model	143
Figure 16.4: Plan Map Los Pozos 300 Level with Wireframes and Development	144
Figure 16.5: Cross Section 75S Santa Margarita with Wireframes and Block Model	145
Figure 16.6: Plan Map Santa Margarita 490 Level with Wireframes and Development	146
Figure 16.7: Cross Section 2850N Guanajuatito with Wireframes and Block Model	147
Figure 16.8: Plan Map Guanajuatito 390 Level with Wireframes and Development	148
Figure 16.9: Cross Section 300S San Cayetano with Wireframes and Block Model	149
Figure 16.10: Plan Map San Cayetano 435 Level with Wireframes and Development	150
Figure 16.11: Cross Section 1950N Valenciana with Wireframes and Block Model	151
Figure 16.12: Plan Map Valenciana 300 Level with Wireframes and Development	152
Figure 16.13: Cross Section 475S Promontorio with Wireframes and Block Model	153
Figure 16.14: Plan Map Promontorio 110 Level with Wireframes and Development	154
Figure 16.15: Cross Section 700N, San Ignacio Mine	156
Figure 16.16: Cross Section 450N, San Ignacio Mine	157
Figure 16.17: Cross Section 300N, San Ignacio Mine	158
Figure 16.18: Cross Section 200N, San Ignacio Mine	159
Figure 16.19: Cross Section 100N, San Ignacio	160
Figure 16.20: Plan Map Veins at 2275 masl Elevation, San Ignacio Mine	161
Figure 17.1: Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	163

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Glossary

Abbreviation	Description

%	Percent
°	Degrees (Azimuth or Dip)
°C	Degrees Celsius
3D	Three Dimensional
Ag	Silver
Ag eq	Silver Equivalent
APGO	Association of Professional Geoscientists of Ontario
AAS	Atomic Absorption Spectography
As	Arsenic
AsPy	Arsenopyrite
Au	Gold
Au eq	Gold Equivalent
BQ	36.5 mm diameter drill core
cm	Centimetre
CIM	Canadian Institute of Mining Metallurgy and Petroleum
CIMDS	Canadian Institute of Mining Metallurgy and Petroleum Definitions Standards
CRM’s	Certified Reference Material Standards
DEM	Digital Elevation Models
DSM	Digital Surface Model
EIA	Environmental Impact Assessment
et al.	and Others
ft	Foot
g/cm3	Grams per Cubic Centimetre
g/t	Grams per Tonne
GPS	Global Positioning System
GPR	Great Panther Silver Limited
GMC	Guanajuato Mine Complex
Ha	Hectares
HQ	63.5 mm diameter drill core
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis
ID2	Inverse Distance Squared
ID3	Inverse Cubed Distance
INEGI	Instituto Nacional de Estadistica y Geografia
IP	Induced Polarization Survey
km	Kilometre
km2	Square Kilometre
kt	Kilotonnes
lb	Pound
m	Metre
Ma	Million years ago
masl	Metres Above Sea Level
m2	Square metre

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m3	Cubed metre
mm	Millimetre
m/s	Metres per Second
MFW	MFW Geoscience Inc
MMR	Minera Mexicana El Rosario, S.A. de C.V
Mt	Million Tonnes
MVS	Minera Villa Seca S.A. de C.V
NI 43-101	National Instrument 43-101
NI 43-101CP	National Instrument 43-101 Companion Policy
NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
NQ	47.6 mm diameter drill core
NSR	Net Smelter Return
oz	Ounce
P. Geo.	Professional Geologist
Py	Pyrite
QA/QC	Quality Assurance/Quality Control
Qtz	Quartz
ROM	Run of mine
RQD	Rock Quality Designation
SG	Specific Gravity
Std Dev	Standard Deviation
t	Tonnes
t/m3	Tonnes per cubic metre
tpd	Tonnes per day
tpm	Tonnes per month
.tif	Raster file format
TR	Technical Report
US$	USA Dollar
UTM	Universal Transverse Mercator
wt.%	Weight Percent
WGS84	World Geodetic System 1984

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1.0	SUMMARY

This Item is a brief summary of important information in the Technical Report (TR), including property description and ownership, geology and mineralization, the status of exploration, project development, mineral resource estimates, and the qualified person’s conclusions and recommendations.

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the Guanajuato Mine Complex (GMC) are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labor, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Technical Report. For this reason, readers should read this Item 1.0 solely in the context of the full Report, and after reading all other Items of this Report.

The purpose of this Technical Report “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico” is to support Great Panther Silver Limited’s (GPR) public disclosure related to the Guanajuato Mine Complex (GMC) mineral resource estimates. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as GPR is a producing issuer as defined in NI 43-101, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly-owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR).

Matthew C. Wunder, P.Geo and Vice President, Exploration for GPR supervised the preparation of this mineral resource estimate and this NI 43-101 TR for the GMC. The GMC is located in the state of Guanajuato, Guanajuato, Mexico and comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, and the associated infrastructure.

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GPR is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE AMERICAN, engaged in the exploration, development, and production of mineral properties. It is primarily a silver (Ag) - gold (Au) producing company with operating mines in Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia silver (Ag), gold (Au), lead (Pb) and zinc (Zn) mine located in the state of Durango. In addition, on June 30, 2017, GPR acquired the Coricancha Mine Complex (CMC) a precious metal rich polymetallic mine and mill complex located 90 km east of Lima Peru. The CMC is currently on care and maintenance while the company completes additional technical studies. The Company also has mineral property interests in the exploration stage: El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in Northwestern Ontario, Canada.

Total 2017 metal production from GPR’s two mines was 1,982,685 oz Ag, 22,501 oz Au, 1,291 tonnes Pb, and 1,758 tonnes Zn, from 373,709 tonnes production for 3,978,731 Ag eq oz (GPR news release 11, January 2018).

This TR was prepared by the Qualified Person in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	Form NI 43-101F1: TR (effective date June 30, 2011).

■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).

■	CIM Definitions Standards (May 2014).

1.1	Project Description & Location

The GMC properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 360 km northwest of Mexico City (Figure 1.1).

The GMC claims total 14,743.3ha. This report is an updated Mineral Resource estimate building on former Mineral Resource Estimates for the GMC (Brown, 2017; Brown, 2016; Brown, 2015), and the Guanajuato Mine (Brown & Sprigg, 2013), and San Ignacio Mine (Waldegger & Brown, 2014). GPR is engaged in the exploration, development, and production of mineral properties, primarily for silver and gold. It is a silver-gold producing company with operating mines in Mexico. In addition to the GMC, GPR owns and operates the Topia silver, gold, lead and zinc mine located in the state of Durango, Mexico. The Company has also completed the acquisition of the Coricancha Polymetallic Mine in Peru on June 30, 2017, refer to Great Panther Silver news release dated July 3, 2017.

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Presently, the mill at the Guanajuato Mine processes mined mineralization from both the Guanajuato Mine and the San Ignacio Mine. The mill is currently operating at a rate of approximately 973 tonnes per operating day (September 1, 2016 to August 31, 2017). It has been processing material from the Guanajuato Mine since 2006 and, has been processing material from the San Ignacio Mine since late November 2013. Blending of the Guanajuato & San Ignacio material began in July 2016 and the processing (milling) of the blended ore continues to date.

Figure 1.1: Project Location

1.2	Geology & Mineralization

A map of the regional geology is presented in Figure 1.2.

1.2.1	Guanajuato Mine

The Guanajuato Mine is in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest (historically) producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 400 years more than one billion ounces of silver has been mined in the Guanajuato district. GPR acquired the property in 2005 and owns a 100% interest through MMR. The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining is conducted predominantly from four locations, Guanajuatito, Los Pozos, Santa Margarita, and Cata using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled at the mining facilities at the centrally located Cata plant with a 1,000tpd capacity.

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The Guanajuato Mine lies within the central part of the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Faulted Tertiary age volcanic rocks are juxtaposed alongside Mesozoic basement stratigraphy, Tertiary intrusive units and Quaternary conglomerates.

The strata in the area are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. It is predominantly the northwest-trending structures that control the position of mineralization.

The Guanajuato mine consists of several deposits along an approximately 4.2 km strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

1.2.2	San Ignacio Mine

The San Ignacio property is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mineralization on the property including the San Ignacio Mine consists of epithermal silver-gold veins. Average silver grades of the veins range from 24g/t to 159g/t and the average gold grades from 1.43g/t to 3.75g/t.

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Figure 1.2: Regional Geology Map

255,000mE
260,000mE
265,000mE
270,000mE
275,000mE
2,335,000mN
2,330,000mN
2,325,000mN
N
Santa Rosa Project
LA LUZ SYSTEM
VETA MADRE
Guanajuato Mine
SAN IGNACIO
San Ignacio Mine
CATA
RAYAS
SIERRA SYSTEM
2 0 2 km
LEGEND
Operating Mine Access
Shaft
Project Boundary
Water Body
Geology
Normal Fault
Inversed Fault
Vein
QUATERNARY
Alluvium
Alluvium
Basalt
TERTIARY
Conglomerate Polygenic
Andesite
Pyroclastic Rhyolitic
Rhyolite
Tuff Rhyolitic
Tuff Rhyolitic-Breccia Volcanic Riolitica
Tuff Rhyolitic-Rhyolite
Sandstone-Conglomerate Polygenic
CRETACEOUS - JURASSIC
Basalt
Metasedimentary - Metavolcanic
Basalt
Mata Limestone
Mata Volcano-Sedimentary
INTRUSIVE IGNEOUS
Granite
Porphyry Rhyolite
Tonalita
Diorite
Diorite
Diorite-Tonalite
Tonalita
Tonalita
Gebbro
GREAT PANTHER SILVER LTD.
Guanajuato Area Properties
Guanajuato State, Mexico
Regional Geology Map
Aug 2017
1.2

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

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1.3	Exploration Status

Table 1.1 summarizes the previous drilling completed by GPR at the GMC.

Table 1.1: Total GPR Drilling at GMC (including Guanajuato & San Ignacio)

Year	No. of Drill Holes	Total Depth (m)
2005	6	1,163.3
2006	44	6,388.1
2007	65	10,147.8
2008	61	8,214.8
2009	32	1,559.3
2010	130	19,859.0
2011	213	39,221.8
2012	231	38,772.7
2013	172	27,396.9
2014	161	15,790.7
2015	134	15,898.7
2016	65	13,983.3
2017[1]	119	24,642.4
Total	1433	223,038.8
1.	As of Aug 31, 2017

1.3.1	Guanajuato Mine

GPR purchased the property in 2005 and recommenced underground operations and milling the following year. GPR has carried out exploration since the acquisition and continues to explore the property to date.

Exploration drilling is being carried out with the use of three underground drills, two on contract and one in-house drill rigs. The drilling with the in-house rig is focused on immediate development and mining areas, specifically at Guanajuatito, Cata and San Ignacio. The two larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted through the compilation of historical data. Upgrading of resources is being carried out at the Guanajuatito, Cata, Valenciana, and Promontorio zones.

GPR has a 24,000-metre drill budget for the Guanajuato Mine in 2017. By August 31, 2017 a total of 16,625.5 metres of drilling were completed. The author is in full agreement with its focus and functionality.

1.3.2	San Ignacio Mine

Great Panther has completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings pre-2014. Further detailed geological and structural mapping is ongoing through 2017.

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Great Panther has completed 289 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole into the database was completed in August 31, 2017. Of these holes, 215 holes were drilled from surface and 74 from underground with drill holes typically oriented to intersect the mineralized veins at a high angle. A total of 99 additional drill holes have been completed at San Ignacio since the previous Mineral Resource estimate (Brown, 2017).

1.4	Development & Operations Status

1.4.1	Guanajuato Mine

Currently, the major facilities associated with the Guanajuato Mine are:

■	An operating underground mine producing at a rate of approximately 454 tonnes per operating day (September 1, 2016 to August 31, 2017)

■	Extensive underground workings along 4.2km veins including 5 main shafts used for ventilation and access, levels, 3 access ramps, and internal shafts

1.4.2	San Ignacio Mine

In late November 2013, Great Panther commenced ramping and developing along the Intermediate and Melladito veins. New surface facilities, including roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities, have been built as part of the San Ignacio Mine infrastructure.

Currently, the major facilities associated with the San Ignacio Mine are:

■	An operating underground mine producing approximately at a rate of 605 tonnes per operating day (September 1, 2016 to August 31, 2017)

■	Underground workings along a 700-metre-long trend on eight veins including one old shaft and adit used for ventilation, levels, and one main access ramp

1.5	Mineral Processing & Recovery Methods

The GMC mineral processing plant processes approximately 973 tonnes per operating day. The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product.

Processing and recoveries are discussed in Item 17 of this TR.

1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource estimation was performed by GPR under the supervision of the Qualified Person in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

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For estimating the Mineral Resources for the GPR GMC, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the GMC is presented in Table 1.2 and Table 1.3. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource estimate presented below is considered current and has an effective date of August 31, 2017. It was completed by GPR under supervision of the Qualified Person.

It is the Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Item 14.0 of this TR.

1.6.1	Guanajuato Mine

The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 214,907 tonnes above varying $US NSR cut-offs, at an average grade of 224g/t silver and 1.45g/t gold, for a total of 2,257,472 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 170,978 tonnes at an average grade of 227g/t silver and 1.50g/t gold, for a total of 1,829,281 Ag eq oz and Indicated Mineral Resources of 43,929 tonnes at an average grade of 215g/t silver and 1.25g/t gold, for a total of 428,190 Ag eq oz. In addition, estimated Inferred Mineral Resources are 158,846 tonnes at an average grade of 136g/t silver and 2.04g/t gold, for 1,431,334 Ag eq oz.

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The mineral resources detailed at Guanajuato Mine cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas. This Mineral Resource Estimate for the Guanajuato Mine has an effective date of August 31, 2017 and updates the previous resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities. Table 1.2 provides a summary of the Mineral Resource Estimate for the Guanajuato Mine.

Table 1.2: Summary of Mineral Resource Estimate 2017, Guanajuato Mine

Class	Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED	Cata	37,030	355	422,167	1.61	1,912	468	557,142
	Los Pozos	48,817	217	341,243	1.11	1,738	296	463,972
	Guanajuatito	33,962	256	279,592	1.22	1,329	342	373,403
	Santa Margarita	11,443	128	47,170	2.61	960	312	114,933
	Valenciana	7,084	155	35,225	1.51	343	261	59,455
	San Cayetano	24,958	102	82,198	1.96	1,569	241	192,980
	Promontorio	7,683	154	37,973	1.69	417	273	67,396
Total Measured		170,978	227	1,245,568	1.50	8,268	333	1,829,281
INDICATED	Cata	5,784	355	66,022	1.33	248	449	83,536
	Los Pozos	18,455	207	202,223	1.05	952	281	166,710
	Guanajuatito	10,313	224	74,230	1.17	389	307	101,705
	Santa Margarita	2,947	191	18,091	1.60	151	304	28,781
	Valenciana	-	-	-	-	-	-	-
	San Cayetano	5,347	101	17,302	1.64	282	217	37,225
	Promontorio	1,083	163	5,663	1.86	65	294	10,233
Total Indicated		43,929	215	383,530	1.25	2,088	303	428,190
MEASURED & INDICATED	Cata	42,814	355	488,189	1.57	2,160	465	640,678
	Los Pozos	67,272	214	543,466	1.09	2,691	292	630,682
	Guanajuatito	44,275	249	353,822	1.21	1,718	334	475,109
	Santa Margarita	14,390	141	65,260	2.40	1,111	311	143,714
	Valenciana	7,084	155	35,225	1.51	343	261	59,455
	San Cayetano	30,305	102	99,500	1.90	1,851	236	230,205
	Promontorio	8,766	155	43,637	1.71	481	275	77,629
Total M & I		214,907	224	1,629,098	1.45	10,356	327	2,257,472
INFERRED	Cata	1,432	255	11,738	0.98	45	324	14,909
	Los Pozos	29,181	182	170,806	1.11	1,038	260	244,106
	Guanajuatito	7,368	194	45,869	0.97	230	262	62,096
	Santa Margarita	11,686	333	124,969	1.64	617	448	168,498
	Valenciana	94,415	102	310,598	2.46	7,463	276	837,410
	San Cayetano	13,518	57	24,830	2.23	971	215	93,356
	Promontorio	1,247	152	6,106	1.71	69	273	10,960
Total Inferred		158,846	136	694,917	2.04	10,432	280	1,431,334

Notes on Guanajuato Mine Mineral Resource Estimates 2017

1.	Cut-offs are based on the marginal operating costs per mining area, being $76/tonne for Cata, $70/tonne for Santa Margarita/San Cayetano, $68/tonne for Los Pozos, $93/tonne for Guanajuatito, and $80/tonne for Valenciana/Promontorio.
2.	Block model grades converted to US$ value using plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for all veins is 2.68t/m3.

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4.	Totals may not agree due to rounding.
5.	Grades in metric units
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0 m.
8.	Metal Prices: $17.00/oz silver and $1,300/oz gold.
9.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.

1.6.2	San Ignacio Mine

The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 998,417 tonnes above a US$71 NSR cut-off, at an average grade of 141g/t silver and 3.01/t gold, for a total of 11,362,323 equivalent silver ounces (“Ag eq oz”).  This includes Measured Mineral Resources of 801,468 tonnes at an average grade of 142g/t silver and 3.09g/t gold, for a total of 9,283,955 Ag eq oz and Indicated Mineral Resources of 196,949 tonnes at an average grade of 139g/t silver and 2.68g/t gold, for a total of 2,078,368 Ag eq oz. In addition, estimated Inferred Mineral Resources are 573,431 tonnes at an average grade of 130g/t silver and 2.44g/t gold, for 5,565,972 Ag eq oz

Table 1.3 summarizes the Mineral Resource Estimates for the San Ignacio Mine. The Mineral Resource Estimation at San Ignacio Mine has an effective date of August 31, 2017.

Table 1.3: Summary of Mineral Resource Estimate 2017, San Ignacio Mine

Class	Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED	Melladito	338,492	117	1,276,330	3.18	34,638	342	3,721,772
	Melladito BO	115,669	82	303,101	3.09	11,488	300	1,114,185
	Intermediate	109,602	168	592,341	2.76	9,717	363	1,278,345
	Intermediate 2	84,276	210	568,356	3.73	10,106	473	1,281,862
	Nombre De Dios	50,357	149	241,493	2.93	4,737	356	575,917
	Nombre De Dios 1.5	35,791	142	163,178	2.23	2,565	299	344,260
	Nombre De Dios 2S	67,280	236	510,648	2.99	6,473	447	967,615
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured		801,468	142	3,655,447	3.09	79,724	360	9,283,955
INDICATED	Melladito	61,872	92	183,285	3.02	6,016	306	607,997
	Melladito BO	22,777	76	55,346	3.61	2,644	330	242,012
	Intermediate	23,605	191	145,223	2.57	1,950	373	282,901
	Intermediate 2	23,652	167	127,220	1.72	1,308	289	219,582
	Nombre De Dios	18,584	128	76,323	2.49	1,490	304	181,530
	Nombre De Dios 1.5	12,146	129	50,330	1.49	582	234	91,406
	Nombre De Dios 2S	34,314	219	241,078	2.72	3,001	411	452,939
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Indicated		196,949	139	878,805	2.68	16,991	328	2,078,368
MEASURED & INDICATED	Melladito	400,364	113	1,459,615	3.16	40,654	336	4,329,769
	Melladito BO	138,446	81	358,447	3.18	14,132	305	1,356,197
	Intermediate	133,207	172	737,564	2.72	11,667	365	1,561,246
	Intermediate 2	107,928	200	695,576	3.29	11,415	433	1,501,444
	Nombre De Dios	68,940	143	317,816	2.81	6,227	342	757,447
	Nombre De Dios 1.5	47,937	139	213,507	2.04	3,147	283	435,666
	Nombre De Dios 2S	101,595	230	751,726	2.90	9,473	435	1,420,554
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured & Indicated		998,417	141	4,534,252	3.01	96,715	354	11,362,323

2/28/2018	26	GMC 43-101 TR Effective Date: 8/31/2017

Class	Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
INFERRED	Melladito	99,307	58	185,811	2.85	9,113	260	829,192
	Melladito BO	22,661	75	54,731	3.67	2,670	334	243,259
	Intermediate	33,026	150	158,787	2.30	2,442	312	331,164
	Intermediate 2	35,560	166	189,987	2.37	2,712	334	381,456
	Nombre De Dios	164,263	128	674,972	2.01	10,592	269	1,422,743
	Nombre De Dios 1.5	66,406	132	280,965	1.79	3,819	258	550,583
	Nombre De Dios 2S	47,197	171	260,061	2.23	3,389	329	499,294
	Nombre De Dios 2	105,010	175	589,906	3.01	10,175	388	1,308,281
Total Inferred		573,431	130	2,395,220	2.44	44,911	302	5,565,972

Notes San Ignacio Mine Mineral Resource Estimates 2017

1.	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 84% Ag, 84% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for Intermediate 2.64t/m³, Intermediate 2 - 2.66t/m³, Melladito 2.63t/m³, Melladito BO 2.65t/m³, Nombre de Dios 2.64t/m³, Nombre de Dios 1.5 2.63t/m³, Nombre de Dios 2 & Nombre de Dios 2S 2.62t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.
8.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.

1.7	Permitting & Environmental Conditions

The permitting and environmental framework requirements are outlined in Item 20.0 of this TR. In addition, a complete list of permits and monitoring processes for GMC are also listed in Item 20.0 of this TR.

1.8	Conclusions

An updated Mineral Resource estimate has been prepared by GPR under the supervision of the GRP’s Qualified Person for the GMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in three dimensions (3D) including all the information available. Inverse Distance cubed (ID3) estimation technique was used for each of the veins.

The Qualified Person considers the GMC Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” Mineral Resources must not be converted into Mineral Reserves until demonstrated as having economic viability.

1.8.1	Guanajuato Mine

■	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100masl to 1500masl elevations (surface to the deepest levels drilled) in the GMC. As such, potential to find further mineralization both laterally and vertically below know precious metal mineralization zones is deemed excellent by the author.

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■	Seven mineralized areas comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito,

■	The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 214,907 tonnes above varying US$ NSR cut-offs, at an average grade of 224g/t silver and 1.45g/t gold, for a total of 2,257,472 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 170,978 tonnes at an average grade of 227g/t silver and 1.50g/t gold, for a total of 11,829,281 Ag eq oz and Indicated Mineral Resources of 43,929 tonnes at an average grade of 215g/t silver and 1.25g/t gold, for a total of 428,190 Ag eq oz. In addition, estimated Inferred Mineral Resources are 158,846 tonnes at an average grade of 136g/t silver and 2.04g/t gold, for 1,431,334 Ag eq oz.

■	For Measured and Indicated Resources, there is a 31% increase in contained Ag eq oz over the previous year's estimate. For Inferred, there is an 8% increase in contained Ag eq oz over the previous year's estimate.

1.8.2	San Ignacio Mine

■	La Luz structure consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Plateros. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios 1, Nombre de Dios 1.5, Nombre de Dios 2 and Nombre de Dios 2S. Mineralization is contained within tabular veins, vein stockwork, and breccias. The eight veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 1,050 metres along strike and 150 metres down dip.

■	Eight domains are defined in the Mineral Resource Estimate as the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios 1, Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 2S.

■	The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 998,417 tonnes above a US$71 NSR cut-off, at an average grade of 141g/t silver and 301g/t gold, for a total of 11,362,323 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 801,468 tonnes at an average grade of 142g/t silver and 3.09g/t gold, for a total of 9,283,955 Ag eq oz and Indicated Mineral Resources of 196,949 tonnes at an average grade of 139g/t silver and 2.58g/t gold, for a total of 2,078,368 Ag eq oz. In addition, estimated Inferred Mineral Resources are 573,431 tonnes at an average grade of 130g/t silver and 2.44g/t gold, for 5,565,972 Ag eq oz.

■	For Measured and Indicated Resources, there is a 110% increase in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 2% decrease in contained Ag eq oz from the previous year's estimate. This increase in resources is due to extensive infill and expansion drilling and re-interpretation and re-modeling of the mineralized zones as performed by the onsite geological department.

2/28/2018	28	GMC 43-101 TR Effective Date: 8/31/2017

1.9	Recommendations

The 2017-2018 budget for the GMC includes surface and underground drilling for the San Ignacio Mine, and underground drilling for the Guanajuato Mine. The 2017-2018 budget is estimated at US$3,100,000 and includes 25,000 metres of drilling.

1.9.1	Guanajuato Mine

Recommendations are that GPR continues mining operations at the Guanajuato Mine; that QA/QC monitoring should be expanded to include regular reporting (monthly recommended) and laboratory audits; and that GPR continues exploration activities in current and other prospective areas to extend the mine life. The exploration includes detailed re-evaluation, geological interpretation, and re-sampling in old mined areas, and along and down dip of present mining. For 2017-2018 a concerted effort at detailing the Guanajuatito, Promontorio, and Valenciana areas along the Veta Madre is essential and as such an underground drill program of 10,000 metres is recommended.

1.9.2	San Ignacio Mine

Recommendations are that GPR continues mining operations at the San Ignacio Mine. For 2017-2018 recommendations also include a concerted effort focused on detailing the Melladito, Intermediate, Nombre de Dios, and Nombre de Dios 2 veins is essential and as such an underground drill program of 10,000 metres is recommended. Surface drilling for 2017-2018 is budgeted at 5,000 metres and will focus on detailing areas south of present mining along the Melladito vein structure, as well as in the San Pedro and Mexiamora areas, and lastly in the far south of the San Ignacio project near the old San Jose de Gracia shaft as well as several deeper test holes below known mineralization.

2/28/2018	29	GMC 43-101 TR Effective Date: 8/31/2017

2.0	Introduction

2.1	Terms of Reference

This technical report was completed by Great Panther Silver Limited and provides an update of the mineral resource estimates for the Guanajuato Mine Complex (GMC). The GMC is located in Guanajuato State, Mexico and comprises the Guanajuato Mine, and San Ignacio Mine, the Cata processing plant, and the associated infrastructure. Presently, production from the Guanajuato Mine and San Ignacio Mine is processed at the metallurgical plant at the Guanajuato Mine.

GPR is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE AMERICAN and is engaged in the exploration, development, and production of mineral properties. It is primarily a silver-gold producing company with operating mines in Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia Ag-Au-Pb-Zn mine located in the state of Durango.

In accordance with the definitions set out in NI 43-101, GPR became a producing issuer as of mid-March 2011, and is therefore able to complete all subsequent mineral resource estimates internally. The new mineral resource estimates in this report are from the Guanajuato Mine, and San Ignacio Mine and supersede those for the Guanajuato Mine and San Ignacio Mine (Brown, 2017; Brown, 2016; Brown, 2015).

This TR was prepared by Matthew C. Wunder (P. Geo., Qualified Person & Vice President, Exploration for GPR) in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	NI 43-101 Companion Policy (NI 43-101CP), Standards of Disclosure for Mineral Projects (effective date June 30, 2011).

■	Form NI 43-101F1: TR (effective date June 30, 2011).

■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).

■	CIM Definitions Standards (May 2014).

2.2	Effective Date

The effective date of this TR, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico.” is August 31, 2017. The signature and submission date of the TR is February 28, 2018. There were no material changes to the scientific and technical information on the GMC between the effective date and the signature date of the TR.

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2.3	Sources of Information

The primary source of information used in the preparation of this Mineral Resource estimate and TR are the data, observations and analytical results collected by GPR and their consultants related to surface exploration drilling, underground drilling and surface/underground sampling and analytical results as of the effective date of this TR.

2.4	Qualified Persons & Current Personal Inspection

The Qualified Person responsible for the preparation of the report is Mr. Matthew C. Wunder, P.Geo., Vice President, Exploration for GPR.

Geological data review, interpretation, geological modelling, Mineral Resource estimation, Mineral Resource classification, and all other related activities completed in the preparation of this Report were performed under the supervision of the GPR Qualified Person.

Mr. Wunder traveled to the GMC on numerous occasions and most recently from August 22-27, 2017 and subsequent to the effective date of this report to perform the Qualified Person site visit and inspection as required under NI 43-101. During the site visit the Qualified Person reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility as well as verifying the locations of drill holes and reviewing the project property geology and access.

2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units metres (m) or kilometres (km), using the Universal Transverse Mercator (UTM) projection (Zone 14N), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as metres above sea level (masl). Block Models and wire frames are created in local grid coordinates.

2/28/2018	31	GMC 43-101 TR Effective Date: 8/31/2017

3.0	Reliance on Other Experts

For certain Items in this TR the Qualified Person relied on a report, opinion, or statement of another expert who is not a Qualified Person, or internal information, concerning legal, political, environmental, or tax matters relevant to the TR, or concerning the pricing of commodities for which pricing is not publicly available. In each case, the Qualified Person disclaims responsibility for such information to the extent of his/her reliance on such reports, opinions, or statements.

This TR has been compiled in-house by GPR personnel, under the supervision of the author, Matthew C. Wunder, P. Geo., Qualified Person, & V.P. Exploration for GPR. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing this TR and assumptions, conditions, and qualifications as set forth in this report.

The author, while taking full responsibility for the content of this TR, recognizes the efforts of Mohammad Nourpour (Vancouver office based Resource Geologist & Spatial Specialist), Jorge Ortega, P.Geo (District Exploration Manager, Mexico for GPR), Brian Peer (V.P. Operations Mexico), Ledion Bushi (Operations Analyst, MMR), and staff at the mines.

3.1	Legal Status & Mineral Tenure

For this report, the author has reviewed property title records or mineral rights for the Guanajuato Mine Complex properties and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited).

3.2	Environmental Matters

Mr. Matthew C. Wunder, the Qualified Person for this Report, has fully relied upon the work of another expert who is not a qualified person concerning the environmental, socioeconomic and permitting matters relevant to this TR. Mr. Matthew C. Wunder has relied upon the environmental, socioeconomic and permitting studies, including opinions and statements, as prepared by Ms. Perla Illiana Ocampo Diaz.

Ms. Diaz is the Director of Health, Safety and Environment for GPR at GMC. Ms. Diaz is not a Qualified Person as per NI 43-101CP and Form 43-101F1. Environmental matters have been summarized from various audits and reviews, and opinions provided by Ms. Diaz to the effective date of this TR.

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4.0	Property Description & Location

4.1	Description & Location

The Guanajuato Mine Complex properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 360 km northwest of Mexico City (see Figure 4.1).

Figure 4.1: Project Location Map

4.2	Mineral Tenure

The properties consist of 51 contiguous and non-contiguous claims that cover approximately 14,743 ha in area (see Table 4.1). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). GPR holds a 100% interest in the properties through its wholly owned Mexican subsidiary, MMR.

For display and description purposes the claims have been subdivided into the Guanajuato Mine and San Ignacio Mine. In addition, the company owns claims in the El Horcon Project and Santa Rosa Project areas as illustrated on Figure 4.2 and as listed in Table 4.1. An update for the El Horcon Project and Santa Rosa Project are not included in this TR.

2/28/2018	33	GMC 43-101 TR Effective Date: 8/31/2017

The claims that comprise the GPR holdings at Guanajuato Mine and San Ignacio Mine are presented in Figure 4.3 and Figure 4.4. Claim boundaries have been legally surveyed.

Table 4.1: Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex

Area	Claim name	Title No.	Hectares	Date of Record	Expiration Date
GUANAJUATO	La Victoria	168162	28.7718	2/3/1981	1/3/2031
	Cata	168163	91.604	2/3/1981	1/3/2031
	Esperanza	168164	47.489	2/3/1981	1/3/2031
	Valenciana	168165	91.9428	2/3/1981	1/3/2031
	Rayas	168167	88.6727	2/3/1981	1/3/2031
	1ra. Ampliacion de Esperanza	168169	8.9073	2/3/1981	1/3/2031
	Primera Ampl. de Valenciana	168170	97.3097	2/3/1981	1/3/2031
	El Borrego	168171	24	2/3/1981	1/3/2031
	El Progreso	180370	30.8635	25/03/1987	24/03/2037
	El Promontorio	180371	10.3232	25/03/1987	24/03/2037
	El Caliche	233320	7.8465	10/10/1928	9/2/2059
	Animas o Espiritu Santo	233312	4.14	23/05/1930	4/2/2059
	San Vicente	233311	3.0552	6/8/1959	4/2/2059
	Pipichagua	160650	6	10/10/1974	9/10/2024
	Nueva Seguridad	160674	27	10/10/1974	9/10/2024
	La Guadalupana	161526	16	25/04/1975	24/04/2025
	Socavon de La Fe	189664	15	5/12/1990	4/12/2040
	El Zapote	214890	80.7106	4/12/2001	3/12/2051
	El Triangulo	229058	0.1237	28/02/2007	27/02/2057
SAN IGNACIO	San Francisco de Pili	168161	97.2871	2/3/1981	1/3/2031
	Purísima Conception	168166	66	2/3/1981	1/3/2031
	San Pedro Gilmonene	168168	72.1458	2/3/1981	1/3/2031
	San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
	La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
	San Antonio	177934	49	29/05/1986	28/05/2036
	Primera Ampl. de San Antonio	215568	32.1847	5/3/2002	4/3/2052
	Robledo	191436	49.486	19/12/1991	18/12/2041
	Primera Ampliacion de Sirio	192176	24	19/12/1991	18/12/2041
EL HORCON	Ampl. San Ignacio de Loyola	214853	420	4/12/2001	3/12/2051
	La Perlita I	215054	226.7442	7/2/2002	6/2/2052
	La Perlita Frac. I	215055	280.8344	7/2/2002	6/2/2052
	La Perlita Frac. II	215056	181.3383	7/2/2002	6/2/2052
	Comanja	215375	99.927	19/02/2002	18/02/2052
	Ana Camila	222078	700	7/5/2004	6/5/2054
	Ana Camila I	224984	100	6/7/2005	5/7/2055
	Horcon 1	225451	222.9318	8/9/2005	7/9/2055
	Horcon 2 Fracción I	225467	1222.0977	9/9/2005	8/9/2055
	Horcon 2 Fracción II	225468	15	9/9/2005	8/9/2055
	Horcon 3 Fracción I	226421	33.183	17/01/2006	16/01/2056
	Horcon 3 Fracción II	226422	6.2134	17/01/2006	16/01/2056
	Horcon 4 Fracc. I	228452	4387.9491	22/11/2006	21/11/2056
	Horcon 4 Fracc. II	228453	10	22/11/2006	21/11/2056
	Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
	Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
	Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056

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Area	Claim name	Title No.	Hectares	Date of Record	Expiration Date
SANTA ROSA	Red. Salaverna	219875	178.8078	23/05/2000	22/05/2050
	Red. Salaverna Norte 1	217140	1187.0675	16/01/1998	15/01/2048
	Clavellina	211241	120	18/04/2000	17/04/2050
	Nuevo Guerrero	186242	27.8617	22/03/1990	21/03/2040
	Canada de la Virgen	214875	30	4/12/2001	3/12/2051
	Jardin de Oro	243423	4213	3/10/2014	2/10/2064
Total Hectares			14,743.34

Figure 4.2: Guanajuato Mine Complex Claims

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Figure 4.3: Claim Map, Guanajuato Mine

GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Mineral Claim Map
4.3
1ra Amp. De Esperanza
Tit. 168169
Esperanza
Tit. 168164
La Victoria
Tit. 168162
El Progreso
Tit. 180370
Valenciana
Tit. 168165
El Borrego
Tit. 168171
Socavon De La Fe
Tit. 189664
El Zapote
Tit. 214890
La Guadalupana
Tit. 161526
Animas O Espiritu Santo
Tit. 233312
El Caliche
Tit. 233320
Nueva Seguridad
Tit. 160674
Pipichagua
Tit. 160650
San Vicente
Tit. 233311
1a Amp. De Valenciana
Tit. 168170
Cata
Tit. 168163
El Promontorio
Tit. 180371
Rayas
Tit. 168167
MEX 110
MEX 110
MEX 110
Claim Boundary
Project Boundary
500 0 500 metres
263,000mE
264,000mE
265,000mE
266,000mE
267,000mE
268,000mE
269,000mE
2,330,000mN
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
225,000mE
250,000mE
275,000mE
0 5 10 15 20 km

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Figure 4.4: Claim Map, San Ignacio Mine

GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Mineral Claim Map
4.4
N
San Francisco De Pili
Tit. 168161
Purisima Concepcion
Tit. 168166
San Pedro Gilmonene
Tit. 168168
Primera Amp. San Antonio
Tit. 215568
San Francisco De Asis
Tit. 169359
La Chuparrosa
Tit. 169360
San Antonio
Tit. 177934
Primera Ampl. De Sirio
Tit. 192176
Robledo
Tit. 191436
Claim Boundary
Project Boundary
500 0 500 m
Ex Hacienda Jesús María
Observatorio La Luz
Mineral De Mellado
257,000mE
258,000mE
259,000mE
260,000mE
261,000mE
262,000mE
2,330,000mN
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
225,000mE
250,000mE
275,000mE
León
San Ignacio Mine
Guanajuato Mine
Silao
0 5 10 15 20 km

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4.3	Surface Rights

The GMC tailings disposal area and the San Ignacio waste rock dump are contained within the property boundaries in areas where GPR holds surface rights (Figure 4.5).

Surface rights owned by GPR are limited to blocks of ground around the San Ignacio shaft and over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

Surface rights for the GMC Guanajuato Mine and San Ignacio Mine are presented in Figure 4.5.

4.4	Agreements & Encumbrances

The major Agreements and Contracts are listed in Item 19.2 of this TR. There are no encumbrances related to the GMC as of the effective date of this TR.

4.5	Mining Royalties & Taxes

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

MMR pays 0.5% of the silver and gold sales related to the GMC to the Minister of the Economy (Secretaria de Economia).

4.6	Environmental Liabilities

There are no known environmental liabilities associated with the GMC as of the effective date of this TR.

4.7	Permitting

All permits are in-place to allow exploration and exploitation at the Guanajuato Mine and San Ignacio mine and are summarized in Item 20.0 of this TR.

4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

Other than metal price fluctuations, there are no other known significant factors or risks that may negatively impact the GMC as of the effective date of this TR.

2/28/2018	38	GMC 43-101 TR Effective Date: 8/31/2017

Figure 4.5: Surface Rights & Tailings Disposal Map

257,500mE
260,000mE
262,500mE
265,000mE
267,500mE
2,330,000mN
2,327,500mN
2,325,000mN
2,322,500mN
N
MINERAL DE LA LUZ
LLANOS DE SANTA ANA
SANTA ANA (SANTANA)
SAN IGNACIO
MEX 110
CATA
RAYAS
GUANAJUATO
MARFIL
MEX 110D
1000 0 1000 m
Leon
Silao
Guanajuato
0 5 10 15 20 km
GMC Processing Plant (Cata)
GPR Operating Mine Access
Mine
Shafts
Mineral Claim Boundary
Surface Rights
GMC Tailings
San Ignacio Waste Dump
Settlement
Highway/Major Road
Secondary Road
Street
GREAT PANTHER SILVER LTD.
Guanajuato Area
Guanajuato State, Mexico
Surface Rights & Infrastructure
Aug 2017
as shown
WGS84 Z14
4.5

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5.0	Accessibility, Climate, Local Resources, Infrastructure, & Physiography

5.1	Accessibility

Refer to Figure 5.1 for a map of regional access for the GMC.

Figure 5.1: Regional Access for the GMC

5.1.1	Guanajuato Mine

The Guanajuato Mine property is located and approximately 360 km by road northwest of Mexico City and is situated along the north-eastern side of the city of Guanajuato. The property is accessible via city streets. The municipality of Guanajuato has a population of approximately 184,239 (2015 census) and is located approximately 50 km, by road, from the Guanajuato International Airport (Del Bajío international airport at León), Mexico. The mine area is easily accessible from major population centres in central Mexico via a system of modern roads.

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5.1.2	San Ignacio Mine

The San Ignacio Mine property is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and is accessed via a 35-minute drive from the outskirts of the city, mostly by paved road through the towns of Santa Ana and Cristo Del Rey.

5.2	Climate

The Guanajuato area has a dry climate with annual mean temperature of 25°C, however, winters can be cool, with lows approaching 0°C. Annual precipitation averages approximately 600mm which generally falls between June and October. The exploration and mining work can be conducted year-round uninterrupted by weather.

A summary of the historical climate data for Guanajuato City, as compiled over 60 years on the www.weatherbase.com website, is presented in Figure 5.2. Mean daylight hours were compiled over a 30 year period.

Figure 5.2: Historical Guanajuato City Climate Data

Source: www.weatherbase.com website

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5.3	Local Resources & Infrastructure

5.3.1	Guanajuato Mine

Guanajuato has a long history of mining, so labor and supplies are readily available. Storage, waste disposal, and plant sites are well established.

Electrical Power for the GMC is provided by the Federal Electricity Commission (CFE Comision Federal de Electricidad) which is owned by the Mexican Government. There is one power transmission line (13,200V) that provide the electrical power supply for the plant and mine. There are eight electrical substations of different capacities, including two compact substations, one for the Cata shaft hoist and Cata compressors. There are seven transformers with different capacities, two of 1500KVA, one of 600KVA, three of 500KVA and one of 225KVA.

5.3.2	San Ignacio Mine

Most of the supplies and labor required for the exploration programs were sourced from the cities of Guanajuato or León. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities sufficient for a mining operation.

The Company has negotiated surface rights sufficient for mining operations. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. New surface facilities near the ramp (within the last 5 years) include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities.

Electrical Power for the San Ignacio Mine is provided by the Federal Electricity Commission (CFE Comision Federal de Electricidad) which is owned by the Mexican Government. There is one power transmission line (13,200V) that provide the electrical power supply for mine operations. There are four electrical substations of different capacities, including a substation for the compressors operation. There are four transformers with different capacities, one of 1500KVA, one of 900KVA, one of 600KVA and one of 75KVA.

5.4	Physiography

5.4.1	Guanajuato Mine

Guanajuato is located within the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 to 2,200 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

5.4.2	San Ignacio Mine

The Property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to bedrock exposures.

Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

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6.0	History

6.1	Ownership & Development History

6.1.1	Guanajuato Mine

Exploration in the Guanajuato Mine area dates to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found on what is now the Rayas mineral claim. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine (within the present Valenciana mineral claim). This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low metal prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. GPR acquired the Guanajuato Mine from the Cooperative in 2005. The operation included two main properties (Guanajuato and San Ignacio claims), a plant, workshops and administration facilities, mining infrastructure, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006.

Currently, the major assets and facilities associated with the Guanajuato Mine are:

■	Silver-gold deposits within the Veta Madre trend

■	The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities

■	Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine workings. The Cata plant site is served by community provided services such as water and sewerage

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■	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet

■	Access by paved roads to the plant and unsealed roads to the tailings facility

6.1.2	San Ignacio Mine

Exploration in the Guanajuato mining district dates to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous boom and bust cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a few maps post-dating 1793, depicting the development and mining from several shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative), which began its existence in 1939, amassed what is now the San Ignacio property.

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato Mine at Guanajuato, Mexico.

On the San Ignacio property, there are twelve known historical workings including major shafts at San Ignacio, Purísima, Pili, and San Jose de Gracia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from the San Ignacio shaft along a parallel structure to those in this mineral resource estimate report, at an average rate of 85t/d. As there was no processing facility at San Ignacio, ore was trucked back to the Guanajuato Mine plant in the main Guanajuato Mine Complex, approximately 20 km by road.

Great Panther began underground development in late November 2013 using a surface portal and ramping to access both the Intermediate and Melladito veins.

From late November 2013 until August 31, 2017 a total of 491,370 tonnes grading 126g/t silver and 2.99g/t gold was mined by the San Ignacio Mine.  During the effective period of this report, September 1, 2016 to August 31, 2017, San Ignacio produced 185,166 tonnes at a rate of 605 tonnes per operating day.

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6.2	Exploration

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel to, and to the east of, the mineral resource in this report. The author has been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

Since 2005, GPR has collectively drilled 223,038.8 metres at Guanajuato and San Ignacio Mines (Table 6.1).

Table 6.1: Summary of GPR Drilling at Guanajuato & San Ignacio

Year	GUANAJUATO MINE		SAN IGNACIO MINE		SUBTOTAL
	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)
2005	6	1,163.3	-	-	6	1,163.3
2006	44	6,388.1	-	-	44	6,388.1
2007	65	10,147.8	-	-	65	10,147.8
2008	61	8,214.8	-	-	61	8,214.8
2009	32	1,559.3	-	-	32	1,559.3
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	157	22,343.3	56	16,878.5	213	39,221.8
2012	188	29,216.4	43	9,556.3	231	38,772.7
2013	159	26,253.2	13	1,143.7	172	27,396.9
2014	134	11,950.5	27	3,840.2	161	15,790.7
2015	101	11,213.6	33	4,685.1	134	15,898.7
2016	23	5,488.5	42	8,494.8	65	13,983.
2017	49	9,033.8	70	15,608.6	119	24,642.4
Total:	1144	160,537.5	289	62,501.0	1433	223,038.8

6.3	Historical Mineral Resource & Reserve Statements

A summary of the historical mineral resource estimates for the property is presented in Table 6.2.

Table 6.2: Historical Mineral Resources & Reserve Estimates

Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
May 31 2009	Wardop Engineering Inc.	Indicated	351,995	1.19	359	ID2	US$37.50
		Inferred	24,233	0.98	296
Jan 31 2011	Scott Wilson Roscoe Postle Associates Inc.	Measured	188,000	1.64	306	ID3	136 g/t Ag eq
		Indicated	21,100	2.55	270
		M&I	399,000	2.12	287
		Inferred	212,000	4.39	106

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Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
Jan 31 2012	Robert F. Brown	Measured	275,800	2.21	264	ID3	Measured and Indicated Mineral Resources are estimated at a cut-off grade of 50 g/t Ag eq. For Inferred:Cut-off grades are 145, 115, 150 and 180g/t Ag eq for Cata, Pozos, SM and GTTO
		Indicated	232,600	2.66	122
		M&I	508,500	2.41	199
		Inferred	223,200	2.10	221
Jul 1 2013	Robert F. Brown & Linda Sprigg	Measured	362,000	1.82	179	ID3	Measured Mineral Resources are estimated at a cut-off grade of 50g/t Ag eq. Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t Ag eq, Guanajuatito 164g/t Ag eq, Pozos 178g/t Ag eq, San Cayetano 169g/t Ag eq, Santa Margarita 166g/t Ag eq, Valenciana 167g/t Ag eq and Promontorio 166g/t Ag eq.
		Indicated	142,600	1.22	163
		M&I	504,700	1.65	174
		Inferred	433,900	2.32	140
Jul 31 2014	Robert F. Brown	Measured	184,530	3.24	309	ID3	Ag eq cut-off for Cata 248g/t, Pozos 260g/t, Guanajuatito 352g/t, Santa Margarita 274g/t, Valenciana 360g/t, Promontorio 260g/t, San Cayetano 274g/t.
		Indicated	36,017	2.20	335
		M&I	220,546	3.07	313
		Inferred	163,583	3.37	101
Jul 1 2015	Robert F. Brown	Measured	90,365	1.81	285	ID3	US$74 per tonne Cut-off
		Indicated	59,352	1.04	245
		M&I	149,716	1.50	269
		Inferred	135,571	2.30	151
Jul 31 2016	Robert F. Brown	Measured	114,695	1.53	264	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$85/tonne for Santa Margarita / San Cayetano, US$72/tonne for Los Pozos, US$66/tonne for Guanajuatito, and US$74/tonne for Valenciana
		Indicated	36,480	1.19	216
		M&I	151,175	1.45	253
		Inferred	147,327	2.13	129

6.4	Production History

Production achieved by GPR to the end of August 2017 for the GMC is summarized in Table 6.3 below. Mine production from September 1, 2016 to August 31, 2017 is summarized, by mine, in Table 6.4.

Table 6.3: Production Figures, Guanajuato Mine Complex

Year	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013[1]	221,545	1,079,980	15,063
2014[1]	267,812	1,239,009	15,906
2015[1]	309,944	1,708,061	21,126
2016[1]	320.903	1,473.229	21,626
2017[1,2]	214,820	948,892	14,110
Total	2,406,046	11,927,387	129,333

Source: GPR Annual reports for 2006 to 2016 inclusive

1.	2013-2017 reported figures include the metal production from San Ignacio Mine
2.	2017 details from production records to August 31, 2017

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Table 6.4: Mine Production (monthly tonnes produced), Guanajuato Mine Complex

Mine	Sep 16	Oct 16	Nov 16	Dec 16	Jan 17	Feb 17	Mar 17	Apr 17	May 17	Jun 17	Jul 17	Aug 17	Subtotal
Cata	5,170	4,259	3,494	4,165	3,115	2,066	2,656	3,357	3,265	3,209	2,861	2,812	40,429
Los Pozos	2,462	2,329	2,273	2,312	2,822	2,632	2,717	2,410	2,632	2,735	2,600	2,439	30,363
Santa Margarita	1,961	1,819	1,635	1,783	2,045	2,219	2,072	1,634	1,851	1,740	1,827	1,670	22,256
Guanajuatito	1,874	1,899	2,126	1,878	1,945	1,855	2,099	1,889	1,920	1,924	1,429	1,897	22,735
Valenciana	1,857	1,958	1,668	1,445	1,665	837	1,536	1,309	1,481	1,830	1,473	600	17,659
Promontorio	0	0	0	0	0	0	308	943	1,023	1,402	870	813	5,359
Guanajuato Mine	13,324	12,264	11,196	11,583	11,592	9,609	11,388	11,542	12,172	12,840	11,060	10,231	138,801
San Ignacio Mine	14,540	15,468	16,819	16,779	17,257	14,376	15,772	13,161	15,447	15,544	13,848	16,155	185,166
GMC Total	27,864	27,732	28,015	28,362	28,849	23,985	27,160	24,703	27,619	28,384	24,908	26,386	323,967

6.4.1	Guanajuato Mine

Production achieved by GPR to the end of June 2016 for the GTO Mine is summarized in Table 6.5 below. Blending of the Guanajuato & San Ignacio began in July 2016 and the processing (milling) of the blended ore continues to date. Production figures from 2016 are included in Table 6.3.

Table 6.5: Production Figures, Guanajuato Mine

Year	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013	220,463	1,075,771	14,990
2014	213,658	1,014,408	11,571
2015	180,691	1,188,394	9,478
Total	1,685,834	8,757,789	77,541

Source: GPR Annual reports for 2006 to 2015 inclusive.

6.4.2	San Ignacio Mine

Great Panther has recovered material from low-grade surface stockpiles (San Jose de Gracia shaft area) on the San Ignacio property and processed it in the Guanajuato Mine plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag were processed since the start of the campaign in March 2011 ending in March 2012. Mine development by Great Panther commenced in October 2013. Production from San Ignacio Mine is tabulated from production records from late 2013 to December 31, 2015 (see Table 6.6). Blending of the Guanajuato & San Ignacio began in July 2016 and the processing (milling) of the blended ore continues to date. Production figures from 2016 are included in Table 6.3.

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Table 6.6: Production Figures, San Ignacio Mine

Year	Tonnes (milled)	Ag (oz)	Au (oz)
2013	1,082	4,209	73
2014	54,154	224,601	4,335
2015	129,253	519,667	11,648
Total	184,489	748,477	16,056

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7.0	Geological Setting and Mineralization

7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcaniclastic rock (66 Ma to present) located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, (66 Ma to present), with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is situated within the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide (see Figure 7.1). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures that control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northwest faults and structural intersections along these faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks (145 Ma – 79 Ma) of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history though to be related to a northeastward tectonic thrust event. By contrast, much of the area to the south (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on top of the La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene (41.2 Ma - 27.82 Ma). Later volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district as follows: the Sierra, Veta Madre, and La Luz systems (see Figure 7.1).

The deposit characteristics encountered at the Guanajuato and San Ignacio Mines are summarized in Table 7.1.

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Table 7.1: Deposit Description

Deposit Type	Characteristics	Deposit Name
Low Sulphidation Ephithermal System	Quartz-adularia vein / breccia system, Shear controlled. Vertical extension over 700m. Native Silver, electrum, Sulphides and Ag-sulphides, Sulphosalts. Quartz and calcite. accessory pyrite, galena, sphalerite and chalcopyrite	Guanajauto Includes: Rayas, Cata, Valenciana, Guanajautito, Pozos, San Vicente, San Cayetano & Santa Margarita zones
Low Sulphidation Ephithermal System	Quartz-calcite vein / breccia system, Shear controlled. Vertical extension 200m. Electurm, Silver (acanthite and pyrargyrite). Very low Sulphide content. Quartz and calcite. accessory pyrite	San Ignacio

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Figure 7.1: Guanajuato Regional Geology

255,000mE
260,000mE
265,000mE
270,000mE
275,000mE
2,335,000mN
2,330,000mN
2,325,000mN
N
Santa Rosa Project
LA LUZ SYSTEM
VETA MADRE
SIERRA SYSTEM
SAN IGNACIO
San Ignacio Mine
Guanajuato Mine
CATA
RAYAS
2 0 2 km
LEGEND
Operating Mine Access
Shaft
Project Boundary
Water Body
Geology
Normal Fault
Inversed Fault
Vein
QUATERNARY
Alluvium
Alluvium
Basalt
TERTIARY
Conglomerate Polygenic
Andesite
Pyroclastic Rhyolitic
Rhyolite
Tuff Rhyolitic
Tuff Rhyolitic-Breccia Volcanic Riolitica
Tuff Rhyolitic-Rhyolite
Sandstone-Conglomerate Polygenic
CRETACEOUS - JURASSIC
Basalt
Metasedimentary - Metavolcanic
Basalt
Meta Limestone
Meta Volcano-Sedimentary
INTRUSIVE IGNEOUS
Granite
Porphyry Rhyolite
Tonalita
Diorite
Diorite
Diorite-Tonalita
Tonalita
Tonalita
Gabbro
GREAT PANTHER SILVER LTD.
Guanajuato Area Properties
Guanajuato State, Mexico
Regional Geology Map
Aug 2017
as shown
7.1

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

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7.2	Local & Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, (252 Ma – 66 Ma), of the Luz and Esperanza Formations, which are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

7.2.1	Guanajuato Mine

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite, (66 Ma – 56 Ma), this was followed by the Eocene extrusion of andesite (56 Ma – 33.9 Ma) which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of Oligocene ignimbrites, lava flows and domes (33.9 Ma – 23 Ma). The local area geology is shown on Figure 7.2.

The country rocks are transected by numerous faults which host precious metal-bearing veins, stockworks and breccia. The veining and mineralization is early Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanic rocks. The primary strike direction of the faults which host the mineralized veins is northwest. Of lesser significant are the north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre as displayed on Figure 7.1. The Veta Madre hosts the Mineral Resource that is the subject of this report. The Veta Madre structure is traceable for 25 km through the district. It strikes northwest-southeast and dips at ~45 degrees to the southwest. A longsection along the plane of the main productive portion of the Veta Madre is shown as Figure 7.3.

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Figure 7.2: Local Geology Map, Guanajuato Mine

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

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Figure 7.3: Long Section along the plane of the Veta Madre for the Guanajuato Mines

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7.2.2	San Ignacio Mine

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2012). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely), and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures like the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine-grained pyrite.

The interpreted property geology map is presented in Figure 7.4.

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Figure 7.4: Local Geology Map, San Ignacio Mine

258,000mE
259,000mE
260,000mE
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
N
GPR Operating Mine Access
Mine
Shaft
Cata
Hundido
Planta Beneficio
Robbin
Socavon
Strike & dip of bedding
Fractures
Foliation
Veinlets
Veins
Inferred
In-Situ
Interior
Faults
Interior Mine
Normal Inferred
Normal In-Situ
Rivers
Claim Boundary
Alteration
Andesite
Andesitic Basalt
Lake
Sta. Aurelia
Santo Niño
San Francisco
SAN IGNACIO
San Pablo
MINA COLON
Rul
HISTORIC SAN IGNACIO
Rosario
Purisima
Nuevo
San Pedro
Azul
MEXIA MORA
San Jose de Gracia
Chayita
500 0 500 metres
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
San Ignacio Property Geology
Date Aug 2017
Scale as shown
Datum WGS84-Z14N
Figure 7.4

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7.3	Mineralization

7.3.1	Guanajuato Mine

Mineralization at the GMC is closely associated with the structural history. The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Veta Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325-degrees with a 45-degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation.

The mineralizing event is thought to have taken place during the early Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite. Zone thickness ranges from centimetre-scale to tens of metres.

The vertical extent of the deposits at Guanajuato spans over 700 metres. Mineralization occurring above 2,100 metres’ elevation was termed “upper ore”, between 2,100 metres and 1,700 metres “lower ore”, and below the 1,700 metres elevation “deep ore” (Randall, 1994). Fluid inclusion data (Moncada, 2011) from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100 metre to 1500 metre (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations suggest up to eight (8) stages of crosscutting brecciation. The variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, except for Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Los Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine, drill core and channel samples are not normally analyzed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

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7.3.1.1	Guanajuatito Veins

At the Guanajuatito zone the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Four zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level (Figure 7.5 and Figure 7.6).

7.3.1.2	Cata Veins

At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke near the footwall contact with the Esperanza Formation, and as seven separately modelled zones within the diorite. Several of these zones are shallow dipping structural splays (Figure 7.7 and Figure 7.8).

7.3.1.3	Los Pozos Veins

The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation (Figure 7.9 and Figure 7.10).

7.3.1.4	Santa Margarita Veins

The Santa Margarita zones form a complex structural set of four bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area, is barren (Figure 7.11 and Figure 7.13).

7.3.1.5	San Cayentano Veins

The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft and tends to be narrow and often in the upper portion of the Veta Madre structure (Figure 7.12 and Figure 7.13).

7.3.1.6	Promontorio Veins

The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke (Figure 7.14 and Figure 7.15).

7.3.1.7	Valenciana Veins

At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact and into the Esperanza Formation (Figure 7.16 and Figure 7.17).

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Figure 7.5: Geology Cross Section, Guanajuatito

Figure 7.6: Mineralization model & workings, Guanajuatito zone

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Figure 7.7: Geology Cross Section, Cata

Figure 7.8: Mineralization model & workings, Cata zone

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Figure 7.9: Geology Cross Section, Los Pozos

Figure 7.10: Mineralization model & workings, Los Pozos zone

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Figure 7.11: Property Geology – Santa Margarita

Figure 7.12: Property Geology – San Cayetano

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Figure 7.13: Mineralization model & workings, Santa Margarita & San Cayetano zones

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Figure 7.14: Property Geology, Promontorio

Figure 7.15: Mineralization model & workings, Promontorio zone

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Figure 7.16: Geology Cross Section, Valenciana

Figure 7.17: Mineralization model & workings, Valenciana zone

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7.3.2	San Ignacio Mine

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Plateros. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios 1, Nombre de Dios 1.5, Nombre de Dios 2 and Nombre de Dios 2S (Figure 7.18). Mineralization is contained within tabular veins, vein stockwork, and breccias. The eight veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 1,050 metres along strike and 150 metres down dip. Five of the veins are very steeply dipping and three are shallowly dipping and are likely off-shoots of the other veins (Figure 7.19). The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and coliform masses.

Average silver grades of the eight veins range from 24g/t to 159g/t and the average gold grades from 1.43g/t to 3.75g/t.

7.3.2.1	Melladito Veins

The Melladito vein is a steep east dip vein with true width ranging 0.25 metres to 19.5 metres. It has been delineated to a maximum of 950 metres along strike and 350 metres below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 550 metres in strike length and from surface to 150 metres down dip.

The Melladito BO vein is a sigmoidal loop on the footwall side of the Melladito vein between 200-500N. It is steeply east dipping and has an average width of 2.5 metres. Silver-gold grades in the thicker sections are often on the footwall side.

7.3.2.2	Intermediate Veins

The Intermediate vein is also steeply dipping and narrow with true width ranging 0.25 to 8.5 metres. It has been delineated for 400 metres along strike and 350 metres below surface. It is a splay of the Melladito vein and merges into the Melladito vein at approximately 475N. Further south the structure continues as the Melladito vein.

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The Intermediate 2 vein is positioned east of the Intermediate vein, and likewise is a near vertically dipping relatively narrow (approximately 1.0 metre) vein.

7.3.2.3	Nombre de Dios Veins

The Nombre de Dios 1 vein is shallow dipping at 45 to 60 degrees to the southwest, and narrow with true width ranging from 0.25 to 4 metres. It has been delineated for 600 metres along strike and 180 metres down dip. The vein is open to the south. At depth, Nombre de Dios 1 appears to intersect the Intermediate and Melladito veins and is therefore limited in its potential down dip extent. To the north, it terminates at line 850N where it may continue in Nombre de Dios 2 with a 40 metre offset to the east.

Nombre de Dios 2S is a parallel vein to Nombre de Dios 1 and Nombre de Dios 1.5 structures. It has been delineated for 300m from 150N to 450N. The vein dips 70 degrees to the southwest. The average width of this vein is 1.5 metres.

The Nombre de Dios 2 vein is shallow dipping at 45 degrees to the southwest, and narrow with true width ranging from 0.25 to 4 metres. It has been delineated for 200 metres along strike and 100 metres down dip. The vein is open to the north. To the south, it terminates at line 850N where it may continue in Nombre de Dios 1 with a 40 metre offset to the west.

The Nombre de Dios 1.5 is a parallel vein located between the Nombre de Dios 1 and Nombre de Dios 2S veins. It has been delineated for 400m from 150N to 550N. The vein dips 60 degrees to the southwest. The average width of this vein is 1 metre.

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Figure 7.18: Mineralization model & workings, San Ignacio Mine

Figure 7.19: Cross section 700N, San Ignacio Mine

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8.0	Deposit Type

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of several hundred’s metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at the Guanajuato Mine.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio Mine area are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 metres to 150 metres; however, it can range from 50 metres to well beyond 250 metres.

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9.0	Exploration

9.1	Summary of Non-Drilling Exploration Activity

9.1.1	Guanajuato Mine

Exploration work conducted by GPR has consisted almost exclusively of diamond drilling, primarily from underground. The drilling is described in more detail in Item 10.0 of this report. In 2016 a program was initiated to re-evaluate the “Old Stopes” throughout the Guanajuato Mine looking for unmined mineralized segments of the Veta Madre or hanging and foot-wall structures. This work started in the upper part of the Rayas area and is progressing at depth and to the northwest.

9.1.2	San Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings; and underground development including geological mapping, sampling and mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling of all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and is ongoing through 2017 (see Figure 9.1).

A total of 147 surface samples and 57 underground samples were collected by chip and channel sampling pre-2014. Since 2014 a total of 32,823 samples have been collected underground at San Ignacio, and another 709 were collected from surface and various short adits.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill core. Petrographic and Scanning Electron Microscope (SEM) work was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl in the northern portion of the project and 2,250 masl in the southern part of the project. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100m to 150m in vertical range; however, in cases, it can range from 50m to greater than 250m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

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Figure 9.1: Exploration Rock Sample Locations, San Ignacio Mine

Rock Chip Samples
Ag (g/t)
low detection
< 10
10 - 30
30 - 60
60 - 100
100 - 200
> 200
N
Great Panther Development
2329000mN
A: 16 samples (2 - 85 Ag g/t)
B: 3 samples (14 - 142 Ag g/t)
C: 11 samples (1 - 52 Ag g/t)
D: 28 samples (1 - 126 Ag g/t)
E: 10 samples (3 - 138 Ag g/t)
Santa Niño
San Ignacio Mine
A
Pili
Rul
Old San Ignacio
Rosario
Purisma
San Pedro
2328000mN
Historical Development
Planta de Beneficio San Pedro
Azul
Mina la Boveda
2327000mN
B
San Jose de Gracia
La Chuparosa
Historical Development
D
E
LEGEND
Shaft
Entrance
Historic waste dump
Vein - surface
Vein - underground
GEOLOGICAL UNITS
Kantf
Andesite, massive
Kbas
Basalt, pillowed
0
500
metres
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Exploration Rock Sample Locations
Date
Aug 2017
Scale
as shown
Datum
WGS84-Z14
Figure
9.1
258000mE
259000mE
226000mE

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10.0	Drilling

10.1	Drilling Summary

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to confirm and upgrade the resources and to guide development and mining and is generally done to provide access for sampling and localized knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources.

10.1.1	Guanajuato Mine

Exploration drilling, under the control of the mine and exploration staff, is continuing at Guanajuatito, Cata, Valenciana, and Promontorio. The programs are configured to explore down-dip extensions of the mineralised zones at 25 to 50-metre spacing. A drill-hole location plan map current as at the end of August 2017 is presented as Figure 10.1 and a longitudinal view of the drill holes is shown as Figure 10.2.

Exploration drilling is carried out with the use of three underground drills, two on contract and one in-house drill rigs. The drilling with the in-house rig is focused on immediate development and mining areas, specifically at Guanajuatito, Cata and San Ignacio. The two larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted through the compilation of historical data. Upgrading of resources is being carried out at the Guanajuatito, Cata, Valenciana, and Promontorio zones.

GPR has a 24,000 metre drill budget for the Guanajuato Mine in 2017. By August 31, 2017 a total of 16,625.5 metres of drilling were completed. The author is in full agreement with its focus and functionality.

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Figure 10.1: Drill Hole Location Plan Map, Guanajuato Mine

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Figure 10.2: Longitudinal Section with Drill Holes, Guanajuato Mine

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10.1.2	San Ignacio Mine

Great Panther has completed 292 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole into the database was completed on August 31, 2017. From the total, 215 holes were drilled from surface and 77 from underground. A map illustrating the drill-hole locations is presented in Figure 10.3 and a longitudinal view of the drill holes is shown as Figure 10.4.

Drill holes were usually oriented to intersect the veins at a high angle. A total of 97 additional drill holes have been completed at San Ignacio since the previous Mineral Resource Estimate (Brown 2017).

The drilling and development programs in 2017 provided the geological information to support a re-interpretation of the mineralized zones. This included the delineation of eight veins in the northern portion of the property between grid line 100N and 1150N where 208 of the 292 holes were completed. Eighth veins demonstrating structural continuity were identified from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping. These veins have a demonstrated a strike length of up to 950 metres and a dip length of up to 350 metres. Five of the veins are very steeply dipping and three are shallowly dipping and are likely off-shoots of the other veins. Between 100N and 1100N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), ES13-116 (725N), and ESI14-121 (300N) intersected broken core or voids ranging from 1 to 3 metres in core length. These areas of suspected historic workings were excluded from the resource models.

To the south of line 100N there are historical workings, and 57 drill holes have been completed in this area but are not the subject of this report. Also, west of the main mining area, 17 drill holes have been completed which also are no the subject of this report.

Overall, the core recovery was excellent with recovery percentages averaging 96.5% for surface drilling and 96.8% for underground drilling. There are no other significant drilling or sampling factors that would materially influence the accuracy and reliability of the results.

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Figure 10.3: Drill Hole Location Map, San Ignacio Mine

N
Fig 10.4
SAN IGNACIO
ACCESS RAMP
SAN PABLO
SHAFT
OLD SAN
IGNACIO
SHAFT
PURÍSIMA
SHAFT
SAN JOSE
DE GARCIA
SHAFT
LEGEND
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Great Panther development
Historic development
Mineable resource
00mN
2,328,000mN
2,327,000mN
2,326,000mN
259,000mE
0
500
metres
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Drill Hole Location Map
Date
Aug 2017
Scale
as shown
Datum
WGS84-Z14N
Figure
10.3

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Figure 10.4: Longitudinal Section with Drill Holes, San Ignacio Mine

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10.2	Drilling Procedures & Methodology

10.2.1	Drilling Methodology

10.2.1.1	Guanajuato Mine

The management, monitoring, surveying, and logging of the current 2010 to 2017 series of UGG prefix exploration holes and production holes are carried out under the supervision of the GPR mine geological staff.

Drill collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the drill hole logging data. Down hole surveys are currently performed every 50 metres using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60 metres, down-hole surveys are not performed, and the orientation is measured at the collar only. Also, the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

A summary of the drilling per year is provided in Table 10.1.

Table 10.1: Drilling per year, Guanajuato Mine

Year	Zones	Drilling Company	Surface / Underground	ID	Total Depth (m)	No. of Holes
2005	Esperanza	BD Drilling Mexico	Surface	GTT05-001 to GTT05-006	1163.3	6
2006	Animas	MMR	Underground	GTM06-001 to GTM06-013	687.1	13
	Esperanza	BD Drilling Mexico	Surface	GTT06-007 to GTT06-019	3205	13
	Animas	BD Drilling Mexico	Surface	GTT06-020 to GTT06-027	1375.1	8
	Promontorio	BD Drilling Mexico	Surface	GTT06-028 to GTT06-034	1010.0	7
	Guanajuatito	Canrock Drilling / HD Drilling (name change)	Underground	UG06-014 to UG06-016	111	3
2007	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-001 to EUG07-009	1664.3	9
	SVS	Canrock Drilling / HD Drilling (name change)	Surface	SG07-035 to SG07-045	2135.0	12
	Tepeyac	Canrock Drilling / HD Drilling (name change)	Surface	SG07-046 to SG07-052	1477.4	7
	Remedios	Canrock Drilling / HD Drilling (name change)	Surface	SG07-053 to SG07-058	1154.6	6
	Promontorio	Canrock Drilling / HD Drilling (name change)	Surface	SG07-059 to SG07-068	2641.6	10
	Animas	MMR	Underground	UG07-017 to UG07-021, UG07-028	180.3	6
	SVN	MMR	Underground	UG07-022 to UG07-025, UG07-032	239.1	5
	Rayas	MMR	Underground	UG07-029 to UG07-031, UG07-034 to UG07-035, UG07-037	366.2	6
	Guanajuatito	MMR	Underground	UG07-033, UG07-036, UG07-039 to UG07-040	289.5	4
2008	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-010 to EUG07-037, UG08-043, UG08-049 to UG08-056, UG08-060, UG08-067	6494.2	35
	Guanajuatito	BD Drilling Mexico MMR	Surface/ Underground	SG08-069 to SG08-070, UG07-038, UG07-041, UG07-044 to UG07-048, UG07-050, UG07-052 to UG07-053, UG07-057 to UG07-058, UG07-061 to UG07-063	1178.6	17

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Year	Zones	Drilling Company	Surface / Underground	ID	Total Depth (m)	No. of Holes
	Rayas	MMR	Underground	UG07-042	44.2	1
	Pozos	MMR	Underground	UG08-055, UG08-059, UG08-064 to UG08-066, UG08-068, UG08-070 to UG08-071	497.9	8
2009	Cata	MMR	Underground	UG08-069, UG08-072 to UG08-078, UGC09-001 to UGC09-011	1088.3	19
	Guanajuatito	MMR	Underground	UG09-079 to UG09-087, UG09-093 to UG09-094	337.4	11
	Pozos	MMR	Underground	UG09-091 to UG09-092	133.7	2
2010	Cata	Landdrill International, Mexico MMR Energold Drilling Corp.	Underground	EUG10-079 to EUG10-081, UG10-115, UG10-118, UGC10-012 to UGC10-017, UGC10-037 to UGC10-041	1707.9	16
	Guanajuatito	Energold Drilling Corp.	Underground	UG09-095 to UG09-097, UGG10-001 to UGG10-021	2519.6	24
	Rayas	Landdrill International, Mexico	Underground	EUG10-038 to EUG10-078, UG10-112 to UG10-113, UG10-116 to UG10-117	10827.8	45
	Pozos	Landdrill International, Mexico	Underground	UG10-098 to UG10-107, UGC10-018 to UGC10-036	1661.8	29
	SV	Landdrill International, Mexico	Underground	UG10-108 to UG10-111	69.8	4
	Valenciana	Energold Drilling Corp.	Underground	UGV10-042 to UGV10-048	778.1	7
2011	Cata	Landdrill International, Mexico MMR	Underground	EUG11-082 to EUG11-090, UG11-132 to UG11-158	2363.5	36
	Guanajuatito	Landdrill International, Mexico	Underground	UGG11-022 to UGG11-054	6937.4	33
	Rayas	Landdrill International, Mexico	Underground	EUG11-101 to EUG11-131, EUG11-133, UG11-119 to UG11-131, UGM11-003 to UGM11-010	8516.3	52
	Pozos	MMR	Underground	UGM11-001 UGM11-002	51.2	2
	Santa Margarita	Landdrill International, Mexico	Underground	UGSM11-001 to UGSM11-019	1630.0	19
	Valenciana	Landdrill International, Mexico	Underground	EUG11-091 to EUG11-100, UGV11-001 to UGV11-005	2845.0	15
2012	Cata	MMR Servicios Drilling, Mexico	Underground	UG12-159 to UG12-174, UGC12-042 to UGC12-043, UGM12-029 to UGM12-030, UGM12-051	1262.8	22
	Guanajuatito	Landdrill International, Mexico Major Drilling, Mexico	Underground	UGG12-055 to UGG12-095, UGM12-012 to UGM12-015, UGM12-027 to UGM12-028	11685.8	47
	Rayas	MMR Servicios Drilling, Mexico	Underground	UGM12-011, UGM12-016 to UGM12-023, UGM12-025 to UGM12-026, UGM12-031 to UGM12-035, UGM12-046 to UGM12-047, UGM12-050, UGSM12-020 to UGSM12-021, UGSM12-037, UGSM12-039	1731.2	23
	Pozos	MMR	Underground	UGM12-048 to UGM12-049	93.2	2
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC12-001 to UGSC12-011	2786.2	11
	Santa Margarita	Servicios Drilling, Mexico Landdrill International, Mexico	Underground	UGM12-036 to UGM12-055, UGSM12-022 to UGSM12-036, UGSM12-038, UGSM12-040 to UGSM12-045	4947.8	36
	Valenciana	Landdrill International, Mexico Servicios Drilling, Mexico	Underground	UGV12-006 to UGV12-020, UGV12-021 to UGV12-053	6709.5	47

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Year	Zones	Drilling Company	Surface / Underground	ID	Total Depth (m)	No. of Holes
2013	Cata	Diamec 232	Underground	UGC13-044 to UGC13-084, UGDC13-032 to UGDC13-034	5626.6	45
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG13-096 to UGG13-117	4062.4	22
	Rayas	Diamec 232	Underground	UGD13-056 to UGD13-058	296.8	3
	Pozos	Diamec 232	Underground	UGP13-001 to UGP13-031	1924.4	31
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC13-012 to UGSC13-015	1118.7	4
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGSM13-046 to UGSM13-080	9565.1	35
	Valenciana	Servicios Drilling, Mexico	Underground	UGV13-054 to UGV13-072	3659.3	19
2014	Cata	Diamec 232	Underground	UGC14-001 to UGC14-010, UGC14-040 to UGC14-050, UGC14-079 to UGC14-084	2921.3	27
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG14-001 to UGG14-005	208.7	5
	Pozos	Diamec 232	Underground	UGDP13-035 to UGDP14-041	329.8	7
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC14-016 to UGSC14-040	1954.8	25
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM14-001 to UGDSM14-028, UGSM14-081 to UGSM14-087	3251.8	34
	Valenciana	Servicios Drilling, Mexico	Underground	UGMV14-001 to UGMV14-009, UGV14-001 to UGV14-0029	3284.2	36
2015	Cata	Diamec 232	Underground	UGC15-053, UGC15-055, UGC15-057 to UGC15-073, UGCN15-001 to UGCN15-006	3138.6	26
	Pozos	Diamec 232	Underground	UGDP15-042 to UGDP15-051, UGP15-001 to UGP15-010, UGP15-047	1932.15	21
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC15-041 UGSC15-049	940.4	8
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM15-001 to UGDSM15-004, UGSM15-005 to UGSM15-007	688.9	7
	Valenciana	Servicios Drilling, Mexico	Underground	UGV15-030 to UGV15-054, UGV15-057 to UGV15-068, UGV15-070 to UGV15-073, UGVN15-002, UGVN15-004	4513.6	39
2016	Guanajuatito	Versa Perforaciones SA de CV	Underground	UGG16-001 to UGG16-010	2964	10
	Santa Margarita		Underground	UGDSM16-001 to UGDSM16-002, UGMP16-001	169.5	3
	Valenciana		Underground	UGV16-001 to UGV16-010	2355	10
2017[1]	Cata	Versa Perforaciones SA de CV	Underground	UGC17-001 to UGC17-010	2335	10
	Guanajuatito	Versa Perforaciones SA de CV	Underground	UGG16-011, UGG17-001 to UGG17-009	2778	9
	Rayas	Diamec 232 Versa Perforaciones SA de CV	Underground	UGMPM17-001 to UGMPM17-003, UGPM17-001 to UGPM17-004	1112	7
	Valenciana	Versa Perforaciones SA de CV	Underground	UGV17-001 to UGV17-023	2808.8	23
Total					160,537.5	1,144
1.	January 1st, 2017 to August 31st, 2017

10.2.1.2	San Ignacio Mine

All drill-hole data was stored in Great Panther’s SQL database (the database). The database contents were backed up every two hours and copied daily to a master database in Great Panther’s head office.

2/28/2018	80	GMC 43-101 TR Effective Date: 8/31/2017

The contractor BD Drilling of Guadalajara, Mexico, drilled the first 104 surface diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 metres. The autumn 2013 program of 13 surface holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 1,143.7 metres. During the autumn-winter program of 2014 a total of 25 surface holes were drilled by Rock Drill of Aguascalientes, Mexico for a total of 3,728 metres. Rock Drill also completed the late autumn 2015 surface drill program of 15 holes totalling 2,203 metres. The mine geologists drilled two core holes in late 2014 for a total of 112 metres, and in 2015 Servicios Drilling drilled 18 underground drill holes for a total of 2,482.5 metres. From September 1, 2016 to August 31st, 2017, Maza Drilling of Mazatlan, Mexico completed 58 surface holes for a total of 13,902m which results are not included on the present resource calculation as they are located outside the area of the current resources. A total of 62,501.0 metres of drilling on 289 holes have been completed by MMR on the San Ignacio Mine project.

The names and periods of the drilling contractors are given in Table 10.2.

Table 10.2: Drilling per year, San Ignacio Mine

Year	Drilling Company	Surface / Underground	ID	Total Depth (m)	# of Holes
2010	BD Drilling Mexico	Surface	ESI10-001 to ESI10-005	2,294.0	5
2011	BD Drilling Mexico	Surface	ESI11-033 to ESI11-061	16,878.5	56
2012	BD Drilling Mexico	Surface	ESI12-071 to ESI12-103	9,556.3	43
2013	Servicios Drilling	Surface	ESI13-104 to ESI13-116	1,143.7	13
2014	Rock Drill	Surface	ESI14-117 to ESI14-141	3,728.1	25
	Servicios Drilling, Mexico	Underground	UGSI14-001 to UGSI14-002	112.1	2
2015	Rock Drill	Surface	ESI15-142 to ESI15-157	2,202.6	15
	Servicios Drilling, Mexico	Underground	UGSI15-001 to UGSI15-018	2,482.5	18
2016	Maza Drillng	Surface	ESI16-158 to ESI16-174	3,765.8	17
	Versa Perforaciones SA de CV	Underground	UGSI16-001 to UGSI16-025	4,729.0	25
2017[1]	Maza Drilling	Surface	ESI17-175 to ESI17-224	10,136.1	41
	Versa Perforaciones SA de CV	Underground	UGDSI17-001 to UGDSI17-003 , UGSI17-001 to UGSI17-026	5,472.5	29
Total				62,501.0	289
1.	January 1st, 2017 to August 31st, 2017

10.2.2	Core Handling & Visual Logging

10.2.2.1	Guanajuato Mine

Logging is carried out by geologists at the GPR facility located at the Cata Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. A geologist marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

2/28/2018	81	GMC 43-101 TR Effective Date: 8/31/2017

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. GMC (all geological staff) now use an in-house software that loads data directly into Microsoft SQL. The contents of the SQL databases are copied daily to a master SQL database in the GPR head office in Vancouver with a backup made every evening.

Assay data files are sent directly from the SGS laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with the sampling information in the SQL database.

10.2.2.2	San Ignacio Mine

Drill-hole collar locations are surveyed using a total station instrument and the location data is uploaded directly into the database.

Bore-hole deviation surveys are completed at 50 metres intervals using a single shot instrument by Reflex™. Survey data is recorded onto paper logs by the driller or driller’s helper.

Drill core is transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

Core boxes are laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers are checked for proper labelling, and the boxes are labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging is completed by the geologists and recorded directly into a Microsoft SQL database using in-house software installed on Toughbook™ computers for later upload to the Microsoft SQL database.

Sample intervals for assaying are marked on the core boxes by the geologists. Sample lengths are generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 metres and the minimum length to be 0.5 metres. Field technicians then photograph the core.

2/28/2018	82	GMC 43-101 TR Effective Date: 8/31/2017

The field technician select samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure is followed, and the data is recorded onto paper logs. The samples are returned to the core box after the tests were completed.

Core samples for assaying are collected by the field technicians. Sample interval data is recorded in a numbered ticket book. Each ticket has three portions: a stub and two tags. All portions of the sample ticket share the same unique identification number. The two tag portions of each ticket are detached from the stub and stapled to the core tray at the start of the sample interval. The drill core is then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval is placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag is then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, is completed with details such as drill hole ID and depth interval. The bag is then sealed and 25 samples are inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory which is usually sent every other day.

Assay certificates are received directly from SGS laboratory via email. Site geologists review quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Mine Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining surface drill holes were completed under the management and direction of the exploration department. All underground drill holes have been completed during the production stage and were completed under the management and direction on the Guanajuato Complex Geological department.

10.3	Drilling Results & Interpretation

Table 10.3 and Table 10.4 summarize the drill significant intercepts at the Guanajuato Mine and the relevant areas at San Ignacio Mine respectively from September 1, 2016 through August 31, 2017.

10.4	Drilling Factors Impacting Accuracy & Reliability of Results

There are no other significant drilling or sampling factors that would materially influence the accuracy and reliability of the results.

2/28/2018	83	GMC 43-101 TR Effective Date: 8/31/2017

Table 10.3: 2016 & 2017 Significant Drill Intercepts, Guanajuato Mine

HOLE ID	DRILL HOLE DETAILS										SIGNIFICANT INTERCEPT						Comments
	LEVEL	TARGET	EAST	NORTH	ELEV	AZIM	DIP	FROM	TO	EOH	FROM	TO	WIDTH	Au	Ag	Ag eq
UGG16-007	Rpa. 2800N	VM	-364	-967	1970	35	-59	0	282	282	202.70	219.15	16.45	0.09	6	13
UGG16-008	Rpa. 2800N	VM	-364	-967	1970	48	-48	0	261	261	180.20	191.50	11.30	0.033	3	5
UGG16-009	Rpa. 2800 N	VM	-364	-967	1971	33	-41	0	291	291	202.20	209.65	7.45	0.024	5	6
UGG16-010	Rpa. 2800 N	VM	-363	-967	1971	49	-29	0	288	288	195.85	219.25	23.40	0.24	17	34	Including 1.5 g/t Au, 95.8g/t Ag; Ag eq=199 g/t. From 211.4 to 213.15 m
UGG16-011	Rpa. 2800 N	VM	-365	-966	1970	23	-53	0	294	294	221.00	229.00	8.00	0.32	12	34
UGGM16-005	Rpa. 109 - 2778	VM	-87	-917	1922	236	45	0	38.7	38.7	15.15	16.80	1.65	1.28	222	312
UGGM16-006	Rpa.109-2778	VM	-109	-884	1926	236	0	0	40	40	19.70	20.60	0.90	0.463	46	78
UGC17-001	345-618	VM	989	-2941	1760	38	-9	0	219	219	147.90	183.70	35.80	0.01	3	3
UGC17-002	345-618	VM	989	-2942	1761	60	-5	0	228	228	168.50	210.00	41.50	0.01	2	3
UGC17-003	345-618	VM	987	-2942	1759	45	-30	0	201	201	134.50	157.45	22.95	0.01	3	4
UGC17-004	345-618	VM	985	-2944	1759	24	-43	0	189	189	134.70	157.80	23.10	0.02	2	3
UGC17-005	345-618	VM	1022	-2980	1761	60	-7	0	270	270	171.10	191.35	20.25	0.01	4	5
UGC17-006	345-618	VM	1019	-2984	1760	44	-29	0	195	195	135.35	176.40	41.05	0.02	7	8
UGC17-007	345-618	VM	1019	-2984	1760	56	-39	0	210	210	154.35	168.50	14.15	0.02	13	15
UGC17-008	345-618	VM	1019	-2984	1760	39	-56	0	204	204	131.10	164.35	33.25	0.01	3	4
UGC17-009	345-618	VM	1015	-2988	1758	275	-76	0	309	309	219.25	257.95	38.70	0.01	5	6
UGC17-010	345-618	VM	1015	-2988	1758	197	-76	0	318	318	248.55	261.85	13.30	0.01	2	2
UGDC17-001	430	VM	769	-2718	1675	12	0	0	99	99	47.35	66.70	19.35	0.03	3	5
UGDC17-002	430	VM	830	-2745	1675	12	0	0	40	40	27.80	40.05	12.25	0.01	2	2
UGDC17-003	465	VM	727	-2804	1638	0	-90	0	39	39	9.25	18.80	9.55	0.02	25	26
UGDC17-004	465	VM	748	-2815	1639	0	-90	0	39	39	24.60	25.75	1.15	0.08	2	8
UGDC17-005	406	VM	856	-2719	1700	12	0	0	60	60	23.25	30.00	6.75	0.01	2	2
UGG17-001A	Rpa.2800N	VM	-365	-966	1970	15	-57	0	294	294	232.50	243.35	10.85	0.04	7	10	Including 0.93 g/t Au, 246 g/t Ag; Ag eq=311 g/t. From 231.65 to 232.50 m
UGG17-002	Rpa. 2800S	VM	-250	-1133	1969	34	-54	0	285	285	214.25	219.70	5.45	0.02	3	4
UGG17-003	Rpa. 2800S	VM	-254	-1136	1969	16	-68	0	339	339	234.00	240.00	6.00	0.04	3	6
UGG17-004	Rpa. 2800S	VM	-254	-1136	1969	84	-34	0	294	294	231.00	245.10	14.10	0.02	4	5
UGG17-005	Rpa. 2800N	VM	-408	-916	1962	28	-50	0	318	318	215.15	236.65	21.50	0.13	13	22
UGG17-006	Rpa. 2800N	VM	-408	-915	1963	45	-40	0	327	327	205.05	222.50	17.45	0.12	12	21
UGG17-007	Rpa.2800 N	VM	-422	-885	1958	34	-28	0	291	291	201.35	206.15	4.80	0.08	2	8
UGG17-008	Rpa. 2800S	VM	-254	-1136	1969	63	-7	0	360	360	262.75	269.10	6.35	0.03	3	5
UGG17-009	Rpa. 2800S	VM	-249	-1134	1970	72	-14	0	309	309	243.25	259.70	16.45	0.12	5	13
UGG17-010	Rpa. 2800S	VM	-249	-1134	1970	71	-5	0	330	330	253.80	270.00	16.20	0.03	2	4

2/28/2018	84	GMC 43-101 TR Effective Date: 8/31/2017

HOLE ID	DRILL HOLE DETAILS										SIGNIFICANT INTERCEPT						Comments
	LEVEL	TARGET	EAST	NORTH	ELEV	AZIM	DIP	FROM	TO	EOH	FROM	TO	WIDTH	Au	Ag	Ag eq
UGG17-011	Rpa. 2800S	VM	-249	-1135	1970	83	-8	0	342	342	307.10	326.00	18.90	0.02	3	4
UGG17-012	Rpa. 2800S	VM	-254	-1136	1969	75	-14	0	315	315	242.35	256.25	13.90	0.04	2	5
UGGM17-001	Rpa. 109-2778	VM	-81	-924	1921	45	20	0	38	38	5.90	8.00	2.10	0.60	72	114
UGMP17-001	275 SUR	VM	2016	-3606	1833	54	1	0	63	63	36.30	38.25	1.95	0.12	3	11
UGMP17-002	275 SUR	HW VM	2014	-3609	1833	235	1	0	53	53			0.00			0	DDH on Veta Madre Hanging-wall, no structure was intersected
UGMP17-003	275 SUR	VM	1992	-3543	1833	235	1	0	45	45	14.30	14.95	0.65	0.07	14	19
UGPM17-001	Xo 275-616	VM	1990	-3679	1834	56	0	0	237	237	144.40	154.95	10.55	0.30	7	27
UGPM17-002	Xo 275-616	VM	1987	-3677	1834	10	-27	0	228	228	74.90	78.05	3.15	0.01	2	2
UGPM17-003	Xo 275-616	VM	1991	-3681	1834	82	0	0	234	234	169.80	176.40	6.60	0.02	2	4
UGPM17-004	Xo 275-616	VM	1987	-3677	1833	6	-51	0	252	252	100.60	103.65	3.05	0.01	2	3
UGV17-001	320	VM	260	-1846	1780	54	-30	0	99	99	29.90	35.45	5.55	0.11	9	17
UGV17-002	320	VM	259	-1847	1780	32	-82	0	102	102	30.55	34.35	3.80	4.94	212	558
UGV17-003	320	VM	259	-1848	1781	96	-24	0	93	93	39.40	41.10	1.70	0.10	3	10
UGV17-004	320	VM	248	-1820	1780	52	-33	0	114	114	25.30	29.80	4.50	0.14	7	17
UGV17-005	320	VM	247	-1820	1781	15	-21	0	96	96	31.90	38.20	6.30	0.09	17	23
UGV17-006	320	VM	246	-1822	1780	0	-87	0	102	102	21.95	39.60	17.65	0.17	29	40
UGV17-007	320	VM	204	-1771	1779	101	-78	0	108	108	30.00	33.60	3.60	3.75	46	308
UGV17-008	320	VM	207	-1771	1779	72	-33	0	99	99	39.45	40.45	1.00	0.16	32	43
UGV17-009	320	VM	204	-1768	1779	13	-29	0	123	123	41.85	43.20	1.35	1.36	230	325
UGV17-010	320	VM	190	-1719	1779	229	-87	0	84	84	2.30	18.50	16.20	0.20	29	43
UGV17-011	320	VM	157	-1700	1779	251	-88	0	39	39	23.25	30.00	6.75	1.83	328	456	ABORTED HOLE INTERSECTED AN OLD STOPPE
UGV17-012	320	VM	125	-1685	1780	77	64	0	93	93	32.55	38.25	5.70	0.01	5	6
UGV17-013	320	VM	125	-1684	1780	74	-32	0	66	66	36.00	36.85	0.85	0.48	48	81
UGV17-014	320	VM	124	-1683	1780	14	-27	0	111	111	40.80	43.90	3.10	0.06	14	18
UGV17-015	320	VM	122	-1683	1780	339	-58	0	117	117	65.00	78.10	13.10	0.01	2	2
UGV17-016	320	VM	120	-1687	1779	32	-61	0	84	84	32.00	36.20	4.20	0.01	4	5
UGV17-017	320	VM	259	-1847	1780	91	-72	0	117	117	18.50	19.55	1.05	1.12	240	318
UGV17-018	320	VM	205	-1769	1779	39	-55	0	33	33	17.15	17.70	0.55	0.97	104	172	ABORTED HOLE INTERSECTED AN OLD STOPPE
UGV17-019	320	VM	95	-1920	1740	44	-7	0	105	105	57.30	76.90	19.60	0.01	2	3
UGV17-020	Rpa. 320-1667	VM	95	-1920	1739	45	-26	0	254	254	84.00	126.30	42.30	0.06	7	12
UGV17-021	Rpa. 320-1667	VM	154	-2003	1751	70	-15	0	216	216	128.10	135.20	7.10	0.15	5	15
UGV17-022	Rpa. 320-1667	VM	154	-2003	1750	75	-34	0	228	228	138.15	143.20	5.05	0.21	39	53
UGV17-023	Rpa. 320-1667	VM	154	-2004	1750	88	-52	0	246	246	134.80	145.85	11.05	0.03	4	6

2/28/2018	85	GMC 43-101 TR Effective Date: 8/31/2017

Table 10.4: 2016 & 2017 Significant Drill Intercepts in reported resource area, San Ignacio Mine

HOLE ID	DRILL HOLE DETAILS										SIGNIFICANT INTERCEPT						Comments
	LEVEL	TARGET	EAST	NORTH	ELEV	AZIM	DIP	FROM	TO	EOH	FROM	TO	WIDTH	Au	Ag	Ag eq
UGSI16-014	420 S	MELLADITO	-6540	-1273	2266	202	-43	0	264	264	157.50	165.10	7.60	3.95	80	357
UGSI16-015	520	NOMBRE DE DIOS	-1182	-6669	2267	88	18	0	180	180	105.60	106.30	0.70	0.30	11	32
UGSI16-016	Xo 174	MELLADITO	-6482	-1445	2227	277	-19	0	210	210	105.35	109.30	3.95	7.55	201	730
UGSI16-017	Xo 174	MELLADITO	-6482	-1445	2227	277	-33	0	186	186	96.95	99.20	2.25	0.31	4	26
UGSI16-018	Xo 174	MELLADITO	-6482	-1444	2227	275	-43	0	192	192	119.95	120.20	0.25	0.14	0	9
UGSI16-019	Xo 174	MELLADITO	-6482	-1450	2227	216	-11	0	45	45			0.00			0	ABORTED HOLE INTERSECTED PRODUCTION LEVEL
UGSI16-020	Xo 174	MELLADITO	-6483	-1450	2227	216	-20	0	195	195	120.15	120.75	0.60	0.21	77	92
UGSI16-021	Xo 174	MELLADITO	-6484	-1447	2227	244	-29	0	177	177	112.40	114.50	2.10	0.06	4	8
UGSI16-022	Xo 174	MELLADITO	-6484	-1448	2227	234	-11	0	168	168	116.95	121.05	4.10	4.30	28	329
UGSI16-023	Xo 174	MELLADITO	-6482	-1450	2227	205	-9	0	174	174	114.85	116.00	1.15	1.67	407	524
UGDSI17-001	Xo. 420 N	NOMBRE DE DIOS 1.5	-6589	-1167	2266	74	-45	0	25	25	6.50	9.30	2.80	3.52	141	387
UGDSI17-002	Xo. 420 N	NOMBRE DE DIOS 1.5	-6596	-1146	2265	65	-3	0	20	20	0.00	0.25	0.25	7.57	566	1,096
UGDSI17-003	Xo. 420 N	NOMBRE DE DIOS 1.5	-6596	-1146	2265	57	-46	0	20	20	7.60	8.25	0.65	7.44	308	829
UGSI17-004	Xo 2250-630	NOMBRE DE DIOS	-6698	-1061	2260	44	-57	0	126	126	41.70	42.15	0.45	0.136	29	39
UGSI17-005	Xo 2250-630	NOMBRE DE DIOS	-6698	-1061	2260	53	-24	0	126	126	41.70	42.50	0.80	0.12	48	56
UGSI17-006	Xo 2250-630	NOMBRE DE DIOS	-6698	-1061	2260	31	-1	0	135	135	51.75	52.30	0.55	0.13	46	55
UGSI17-007	Xo 650	NOMBRE DE DIOS	-6749	-1077	2263	61	-64	0	138	138	89.50	90.65	1.15	0.096	99	106
UGSI17-008	Xo 650	NOMBRE DE DIOS	-6749	-1077	2262	85	-35	0	141	141	94.70	95.40	0.70	1.03	46	118
UGSI17-009	Xo 650	NOMBRE DE DIOS	-6749	-1079	2263	97	-61	0	27	27			0.00			0	ABORTED HOLE INTERSECTED PRODUCTION LEVEL
UGSI17-09A	Xo 650	NOMBRE DE DIOS	-6749	-1079	2263	98	-63	0	147	147	104.30	109.00	4.70	0.363	3.3	29
UGSI17-010	325 +	NOMBRE DE DIOS 1.5	-6575	-1438	2286	61	-8	0	201	201	98.20	99.00	0.80	9.43	518	1,178
UGSI17-011	325 +	NOMBRE DE DIOS 1.5	-6576	-1438	2284	42	-39	0	216	216	95.05	95.50	0.45	0.21	4	19
UGSI17-012	325 +	NOMBRE DE DIOS 1.5	-6575	-1438	2284	58	-50	0	201	201	96.05	96.70	0.65	0.28	41	61
UGSI17-013	325 +	NOMBRE DE DIOS 1.5	-6576	-1438	2284	28	-60	0	174	174	110.15	110.80	0.65	3.88	53	325
UGSI17-014	325 +	NOMBRE DE DIOS 1.5	-6563	-1456	2283	61	-21	0	186	186	87.00	88.70	1.70	2.2	121	275

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HOLE ID	DRILL HOLE DETAILS										SIGNIFICANT INTERCEPT						Comments
	LEVEL	TARGET	EAST	NORTH	ELEV	AZIM	DIP	FROM	TO	EOH	FROM	TO	WIDTH	Au	Ag	Ag eq
UGSI17-015	325 +	NOMBRE DE DIOS 1.5	-6564	-1456	2283	67	-25	0	180	180	84.25	84.95	0.70	2.82	386	583
UGSI17-016	325 +	NOMBRE DE DIOS 1.5	-6563	-1457	2284	76	-6	0	159	159	99.85	100.35	0.50	0.33	197	220
UGSI17-017	325 +	NOMBRE DE DIOS 1.5	-6576	-1439	2285	54	-52	0	177	177	107.05	112.00	4.95	0.5	28.4	63
UGSI17-018	325 +	NOMBRE DE DIOS 1.5	-6577	-1438	2285	41	-22	0	198	198	89.95	91.10	1.15	1.06	59.4	134
UGSI17-019	325 +	NOMBRE DE DIOS 1.5	-6563	-1457	2281	79	22	0	186	186	87.60	88.30	0.70	8.64	244	849
UGSI17-020	325 +	NOMBRE DE DIOS 1.5	-6568	-1458	2281	94	-6	0	183	183	110.10	111.00	0.90	0.3	78	99
UGSI17-021	451 N	INTERMEDIATE 2	-6586	-1180	2228	256	-33	0	126	126	47.90	49.35	1.45	2.5	250	425
UGSI17-022	451 N	INTERMEDIATE 2	-6586	-1180	2228	216	-40	0	150	150	55.25	56.20	0.95	2.7	313	502
UGSI17-023	451 S	INTERMEDIATE 2	-6535	-1267	2223	268	-37	0	180	180	95.65	96.80	1.15	0.76	215	268
UGSI17-024	451 S	INTERMEDIATE 2	-6535	-1267	2223	217	-36	0	15	15			0.00			0	ABORTED HOLE
UGSI17-024A	451 S	INTERMEDIATE 2	-6535	-1267	2223	217	-36	0	177	177	67.60	69.20	1.60	3.4	142	380
UGSI17-025	Rpa. 400	INTERMEDIATE 2	-6559	-1255	2237	242	-80	0	207	207	129.50	130.10	0.60	1.6	17	129
UGSI17-026	Rpa. 400	NOMBRE DE DIOS 2	-6559	-1255	2237	93	-81	0	93	93	47.30	48.10	0.80	1.5	572	677

2/28/2018	87	GMC 43-101 TR Effective Date: 8/31/2017

11.0	Sample Preparation, Analyses, & Security

11.1	Sampling Methodology & Procedures

11.1.1	Drill Core Sampling

The drill core samples were prepared by technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 was generally AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond bladed saw (NQ and HQ) or sampled whole (AQ and BQ). A technician then records the intervals for sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval, the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5 metres. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5 to 2.0 metres. In mineralized or silicified zones, the maximum sample length is reduced to 0.3 to 0.6 metres. There are several instances where drill samples with lengths greater than 2.0 metres occur in the database, the reason being that for broken and/or small diameter core.

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.2	Channel Sampling Procedures

Channel sampling is carried out daily in accessible stopes and development headings by technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result where higher grades happen to correlate with zones of particular hardness characteristics.

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The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on stope plans and used for day to day monitoring and grade control. The data are also stored digitally in Microsoft SQL© as a series of points representing the midpoints of the samples projected to a 2D plane, which is the level, along with grade information and notes regarding the location from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.2	Sample Preparation, Analytical Methodology, & Procedures

11.2.1	Analytical Laboratory

Most of the analytical work is carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Geology personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g split is run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are re-analyzed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements are not typically analyzed for drill hole or channel samples.

The author visited the SGS GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. The laboratory is ISO certified.

11.2.2	Density Determination

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

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Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

The author believes the bulk density test work was conducted using appropriate procedures and is reliable for resource estimation.

11.3	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. The Geology Department and Exploration core sheds and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.4	Quality Assurance & Quality Control Methodology & Procedures

The SGS-GTO laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QA/QC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, GPR's Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. Regarding SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’ (Johnson, 2013).

In the author’s opinion, the QA/QC program employed by GPR is appropriate and is in line with industry standards.

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11.4.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (September 1, 2016 to August 31, 2017 inclusive), blanks were analyzed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below. Values limits for gold and silver should not exceed 0.05 g/t and 3 g/t respectively. If gold and/or silver values exceed these limits, there is an automatic batch failure and the batch is re-assayed. Figure 11.1 through Figure 11.4 illustrate the assay results for blank samples from September 1, 2016 through August 31, 2017.

Table 11.1 and Table 11.2 below provides details of Blanks result outliers from the establish accepted parameters inserted on underground channel sampling activities.

Table 11.1: Blanks Outside QA/QC accepted parameters, U/G sampling

Element	Material	Total	No. over 0.05ppm (Au) 3 ppm (Ag)	Percentage outside limits	Inserted from	Inserted to	No. Samples Submitted	QA/QC Insertion rate (%)
Au	Blank	326	3	0.92%	9/1/2016	8/31/2017	60488	0.54
Ag	Blank	326	2	0.61%	9/1/2016	8/31/2017	60488	0.54
		326					60488	0.54

Table 11.2: Blanks Outside QA/QC accepted parameters, DDH sampling

Element	Material	Total	No. over 0.05ppm (Au) 3 ppm (Ag)	Percentage outside limits	Inserted from	Inserted to	No. Samples Submitted	QA/QC Insertion rate (%)
Au	Blank	326	3	0.92%	9/1/2016	8/31/2017	60488	0.54
Ag	Blank	326	2	0.61%	9/1/2016	8/31/2017	60488	0.54
		326					60488	0.54

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

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Figure 11.1: Silver (Ag) assays of “Blank” material sent to SGS-GTO, U/G sampling	Figure 11.2: Gold (Au) assays of “Blank” material sent to SGS-GTO, U/G sampling
Figure 11.3: Silver (Ag) assays of “Blank” material sent to SGS-GTO, DDH sampling	Figure 11.4: Gold (Au) assays of “Blank” material sent to SGS-GTO, DDH-sampling

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11.4.2	Standards

In 2016-2017, two standards (GTS09 and GTS10) were produced by SGS-Durango laboratory and certified by SGS© after a Round Robin assaying on five laboratories (4 external). Previously, eleven (11) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03, GTS05, GTS06, GTS07, and GTS08), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2016. Just two Standards, GTS09 and GTS10 were used for the period of September 1st, 2016 to August 31st, 2017. Table 11.3 provides the limits for each standard used at GMC.

Table 11.4 below provides details of the standard sample results for underground channel samples which fall outside three standard deviations of the expected value.

Table 11.5 below provides details of the standard sample results for drill core samples which fall outside three standard deviations of the expected value.

Figure 11.5 through Figure 11.12 illustrate the assay results for standards samples from September 1, 2016 through August 31, 2017.

Table 11.3: Expected Values for the 2016-2017 GMC Standards used for QA/QC

STD	Constituent	Method	Certified Values	Tolerance Interval		DATE OF USAGE		SOURCE
				Low	High	From	To
GTS03	Ag	ICP12B	45.64	27.76	63.52	3/2/2009	6/1/2013	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	ICP12B	0.3	0.06	0.54
GTS04	Ag	ICP12B	165	141	189	3/31/2009	12/5/2012	Internal standard prepared from Guanajuato Vein Material by Skyline
	Au	ICP12B	1.15	0.73	1.57
GTS05	Ag	4A_AAS	36.86	26.51	47.21	10/19/2012	12/29/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.353	0.245	0.461
GTS06	Ag	4A_AAS	121	94.39	147.61	10/17/2012	12/23/2014	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	1.133	0.773	1.493
GTS07	Ag	4A_AAS	48.5	40.4	56.6	4/7/2014	1/21/2016	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.372	0.282	0.462
GTS08	Ag	4A_AAS	7.6	4	11.2	4/23/2014	11/30/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.615	0.405	0.825
GTS09	Ag	GE_AA321E	155.2	120.7	189.7	9/1/2015	4/28/2017	Internal standard prepared from San Ignacio Vein Material by SGS-Durango
	Au	GE_FA313	1.369	0.979	1.759
GTS10	Ag	FAA313	114.8	100.25	129.35	2/4/2017	Current	Internal standard prepared from San Ignacio Vein Material by SGS-Durango
	Au	FAA313	0.549	0.429	0.669
PM1129	Ag	FAA313	34	32	38.1	7/27/2011	5/16/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	3.46	3.18	3.99
PM1114	Ag	FAA313	330	315	355	1/28/2011	9/13/2011	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	1.61	1.545	1.72
PM1140	Ag	FAA313	48.4	46	51	9/12/2012	12/12/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	1658	1577.2	1748.5

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STD	Constituent	Method	Certified Values	Tolerance Interval		DATE OF USAGE		SOURCE
				Low	High	From	To
PM929	Ag	FAA313	65	60.45	67.1	8/25/2012	9/25/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAG313	5.1	4.87	5.428
SP49	Ag	FAG313	60.2	59.2	61.2	8/8/2011	12/27/2012	Rocklabs. Feldspar minerals, basalt and iron pyrite with Feldspar minerals, basalt and iron pyrite with minor quantities of finely divided gold and silver-containing minerals
	Au	FAG313	18.34	18.22	18.46

Table 11.4: Standard Sample Results Outside 3 Standard Deviations, U/G Sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3Std. Dev.	Inserted from	Inserted to	No. Samples Submitted	QA/QC Insertion rate (%)
Ag	GTS09	35	1	2.86%	9/1/2016	10/14/2016	7335	0.48
Ag	GTS10	288	39	13.54%	2/4/2017	8/31/2017	32916	0.87
Au	GTS09	35	2	5.71%	9/1/2016	10/14/2016	7335	0.48
Au	GTS10	288	15	5.21%	2/4/2017	8/31/2017	32916	0.87
		323					40251	0.80

Table 11.5: Standard Sample Results Outside 3 Standard Deviations, DDH Sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3 Std. Dev.	Inserted from	Inserted to	No. Samples Submitted	QA/QC Insertion rate (%)
Ag	GTS09	47	0	0.00%	9/14/2016	3/29/2017	1176	4.00
Ag	GTS10	125	12	9.60%	3/30/2017	9/30/2017	3993	3.13
Au	GTS09	48	0	0.00%	9/14/2016	3/29/2017	1176	4.08
Au	GTS10	125	9	7.20%	3/30/2017	9/30/2017	3993	3.13
		175					60488	0.29

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Figure 11.5: Ag Assays of GPR Standard “GTS09” at SGS-GTO, U/G sampling	Figure 11.6: Au Assays of GPR Standard “GTS09” at SGS-GTO, U/G sampling
Figure 11.7: Ag Assays of GPR Standard “GTS10” at SGS-GTO, U/G sampling	Figure 11.8: Au Assays of GPR Standard “GTS10” at SGS-GTO, U/G sampling

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Figure 11.9: Ag Assays of GPR Standard “GTS09” at SGS-GTO, DDH sampling	Figure 11.10: Au Assays of GPR Standard “GTS09” at SGS–GTO, DDH sampling
Figure 11.11: Ag Assays of GPR Standard “GTS10” at SGS-GTO, DDH sampling	Figure 11.12: Au Assays of GPR Standard “GTS10” at SGS–GTO, DDH sampling

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11.4.3	Duplicates

Duplicates are routinely taken for channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed the following R2 coefficient determinations for Ag and Au: under-ground sampling returned 95% and 90% respectively and diamond drill sampling returned 91% and 45% respectively. These results are considered reasonable due to the nugget effect associated with the various mineralized zones at Guanajuato and San Ignacio Mines, specifically on the diamond drill sampling where the duplicate is in effect a quarter core sample.

Figure 11.13 through Figure 11.16 illustrate the assay results for standards samples from September 1, 2016 through August 31, 2017.

11.4.4	Umpire Checks

A program of umpire assaying was initiated in 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. All original assay-umpire assay pairs have been considered for the period September 1, 2016 to August 31, 2017.

Figure 11.17 through Figure 11.30 illustrate the assay results for umpire samples from September 1, 2016 through August 31, 2017.

Overall correlation between original and umpire lab assays is considered reasonable and acceptable.

11.5	Qualified Person Statement on Sampling, Analysis, & Quality Control

It is the author’s opinion that appropriate chain of custody and industry standard for sample selection, sample preparation, analysis and QA/QC procedures were followed during the sample preparation and analytical process for the period covered by this TR. Furthermore, the quality control insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation. No significant sample bias is present however it is noted that the silver assays from standard GTS10 on the underground sampling reflects a low bias from the reference nominal value (not seen in the gold assays).

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Figure 11.13: Ag Duplicate Samples Chart, U/G sampling	Figure 11.14: Au Duplicate Samples Chart, U/G sampling
Figure 11.15: Ag Duplicate Samples Chart, DDH sampling	Figure 11.16: Au Duplicate Samples Chart, DDH sampling

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Figure 11.17: Comparision of ALS Chemex and SGS-GTO Ag assays Q3 2016 (Grav. Finish)	Figure 11.18: Comparision of ALS Chemex and SGS-GTO Au assays Q3 2016 (Grav. finish)
Figure 11.19: Comparision of ALS Chemex and SGS-GTO Ag assays Q4 2016 (AA finish)	Figure 11.20: Comparision of ALS Chemex and SGS-GTO Ag assays Q4 2016 (Grav. finish)

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Figure 11.21: Comparision of ALS Chemex and SGS-GTO Au assays Q4 2016 (AA finish)	Figure 11.22: Comparision of ALS Chemex and SGS-GTO Au assays Q4 2016 (Grav. finish)
Figure 11.23: Comparision of ALS Chemex and SGS-GTO Ag assays Q1 2017 (AA finish)	Figure 11.24: Comparision of ALS Chemex and SGS-GTO Ag assays Q1 2017 (Grav. finish)

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Figure 11.25: Comparision of ALS Chemex and SGS-GTO Au assays Q1 2017 (AA finish)	Figure 11.26: Comparision of ALS Chemex and SGS-GTO Au assays Q1 2017 (Grav. finish)
Figure 11.27: Comparision of ALS Chemex and SGS-GTO Ag assays Q2 2017 (AA finish)	Figure 11.28: Comparision of ALS Chemex and SGS-GTO Ag assays Q2 2017 (Grav. finish)

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Figure 11.29: Comparision of ALS Chemex and SGS-GTO Gold assays Q2 2017 (AA finish)

Figure 11.30: Comparision of ALS Chemex and SGS-GTO Au assays Q2 2017 (Grav. finish)

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12.0	Data Verification

12.1	Data Verification Procedures

12.1.1	Guanajuato Mine

The Guanajuato Database reviewed included: drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples.

The data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors.

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modeling.

The validity of the channel sample and drill hole samples assays were audited. For the drill hole data audit, assay certificates from five holes drilled between August 31, 2016 and August 31, 2017, across the entire Guanajuato property, were selected and compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 123 results were checked).

The logging and sampling procedures were reviewed on site and the author was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Five dispatches were selected within the period August 31, 2016 to August 31, 2017. All channel samples within the dispatches were compared by element as provided on the assay certificates with the results stored in the database (a total of 747 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

The onsite SGS laboratory was inspected and found to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC was applied to monitor accuracy, precision and contamination.

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12.1.2	San Ignacio Mine

Drill holes were used directly from the GPR SQL database and underground samples were received from the GPR Geology department in Guanajuato.  The datasets included were: drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples.

The data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors.

The validity of the channel sample and drill hole samples assays were audited. Five dispatches were selected for each, within the period August 31, 2016 to August 31, 2017. All channel samples within the dispatches were compared by element with the results stored in the database (a total of 458 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag. Drill sample results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 65 results checked).

The logging and sampling procedures were reviewed on site and the author was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

12.2	Limitations of Data Verification

The author thoroughly reviewed and audited the data and found no significant issues or inconsistencies.

12.3	Qualified Person Statement on Data Verification

It is authors opinion that the data and observations from the drill holes and channel samples were collected with industry standard practices, and that the accompanying assay results are reasonable. The drilling and sampling data have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources, and preparing an NI 43-101 Mineral Resource estimate TR.

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13.0	Mineral Processing and Metallurgical Testing

13.1	Guanajuato Mine

Ore from the GPR Guanajuato Mine is being treated on site at the plant. GPR have operated the metallurgical plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant operated at a rate of 973 tonnes per operating day for the effective period of this TR from September 1, 2016 to August 31, 2017. This included 322,894 tonnes milled from the Guanajuato Mining Complex, at a head grade of 156 g/t Ag and 2.32 g/t Au.

Silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. As of July 2016, the practice of separately “batching” GTO and San Ignacio ores was ended and the ores from both mines are blended before crushing and milled concurrently. The recoveries for the effective period of this report (September 1, 2016 to August 31, 2017) were 89.3% for silver and 86.5% for gold.

In addition to the operation of the plant, GPR has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

13.2	San Ignacio Mine

After the regular processing of San Ignacio batches throughout 2014 to June 30, 2016, the metallurgical balance had an average silver recovery of 83.9% and gold recovery of 83.8%. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. From late November 2013 until August 31, 2017 a total of 491,370 tonnes grading 126g/t silver and 2.99g/t gold was mined by the San Ignacio Mine.

During the effective period of this report, September 1, 2016 to August 31, 2017 San Ignacio produced 185,166 tonnes at a rate of 605 tonnes per operating day.

13.3	Metallurgical Test Work & Metal Recoveries Summary

For additional metallurgical testing Refer to Item 17.0 of this Technical Report

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14.0	Mineral Resource Estimates

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the GMC are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labor, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Report.

14.1	Introduction

This report includes updated Mineral Resource Estimates for the GMC including the Guanajuato Mine and San Ignacio Mine with an effective date of August 31, 2017. This update supersedes the previous mineral resource estimate for the Guanajuato Mine and San Ignacio Mine by Brown (2017), Brown (2016) and Brown (2015) with effective dates of August 31, 2016, July 31, 2015 and December 31, 2015 respectively.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

Geological modelling and subsequent Mineral Resource estimation was performed by GPR under the supervision of the Qualified Person in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

14.1.1	Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the GPR’s GMC mines, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

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Under CIM0DS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

There are no Mineral Reserves disclosed in this report.

14.1.2	Guanajuato Mine and San Ignacio Mine

During the effective period of this TR (September 1, 2016 to August 31, 2017) at total of 322,894 tonnes grading 156g/t silver and 2.32g/t gold has been milled from the GMC.

The resources were estimated from 8 area-specific block models at the GMC. A set of wireframes representing the mineralized zones served to constrain the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. Each block residing at least partly within one or more of the 33 wireframes at the Guanajuato Mine that received a grade estimate. The effective date of the estimate is August 31, 2017.

The geological interpretation was provided by the Company. Wireframe modelling was completed using Leapfrog 3D geological modelling software and grade estimation and geological modelling completed using by MicroMine software.

14.2	Geological Database

14.2.1	Guanajuato Mine

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered and stored within a Microsoft SQL database.

A validated dataset (see Item 12 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modeling consisted of 1,158 drill holes and 38,090 underground channel samples.  This dataset contained data current up to and including August 31, 2017.

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Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures.  Holes range in length from 3 metres to 430 metres.  Channel samples with an average width of 0.8 metres consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650 metres (northwest-southeast) by 1,000 metres (northeast-southwest).  The average drill sample length is 1.14 metres.

14.2.2	San Ignacio Mine

The drill-hole data from Great Panther included 289 diamond drill holes and chip samples from 32,207 face sample sites. For this report, 210 drill holes between sections 100N and 1150N, and 25,049 underground samples were utilized in the resource estimate.

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The MicroMine database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

14.3	Geological Interpretation

14.3.1	Topography & Underground Workings

All wireframes for underground workings were generated by GPR personnel using a combination of digitized historic level plans and drill-hole logs. These wireframes were subsequently cut from the mineralization wireframes to generate total mined solids.

14.3.2	Geological Modelling Domains

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of geology and grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

14.3.2.1	Guanajuato Mine

There are 33 wireframes representing each of the mineralized zones contained within the 7 areas created by GPR personnel and provided for use in resource modelling. Each wireframe was assigned a unique numeric code that was used to tag the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 33 wireframes received a corresponding code. Details on area and zone names and zone orientation are presented in Table 14.1.

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Table 14.1: Zone Coding and Vein Orientation, Guanajuato Mine

Area	Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Cata	Cata VM FW	-46	214
	Cata Contacto	-47	219
	Cata VM HW	-55	215
	Cata Alto1	-41	227
	Cata Alto2	-34	207
	Cata Alto3	-35	193
	Cata Alto4	-19	233
	Cata Alto4a	-6	215
	Cata Alto 5	-30	192
Los Pozos	Pozos SE FW	-40	235
	Pozos SE	-38	235
	Pozos SE Splay	-32	235
	Pozos AO1	-42	228
	Pozos AO2	-40	233
Guanajuatito	GTTO HW	-45	228
	GTTO FW	-46	237
	GTTO NW	-46	245
	GTTO SE	-47	237
	GTTO INT	-35	145
	GTTO BO	-52	234
Santa Margarita	SM HW	-48	231
	SM BO	-27	237
	SM LS2	-55	240
	SM LS3	-82	197
	SM LS4	-62	61
	SM AA	-35	232
Valenciana	VAL 1	-43	235
	VAL 2	-46	235
	VAL 3	-42	234
	VAL 4	-46	235
	VAL 5	-46	235
	VM BO	-49	235
	Omar	-70	235
	VM Des	-51	236
	Sugey3	-50	236
San Cayetano	SC	-44	236
	SC AO	-26	237
Promontorio	PROM	-46	235
	VM1	-38	216
	VM2	-53	249

Notes: VM - Veta Madre; FW - Footwall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.3.2.2	San Ignacio Mine

The domains were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins called Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios 1, and Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 2S. Not all material that was logged as vein, vein breccia, or stockwork was included in the eight-modelled domains, as some of this material could not be correlated between drill holes, and not all the intersections used to model the veins were mineralized. Details on area and zone names, coding and zone orientation are presented in Table 14.2.

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Table 14.2: Vein Orientation, San Ignacio Mine

Vein	Dip (Deg)	Dip Direction (Deg)
Melladito	-64	65
Melladito BO	-60	65
Intermediate	-87	245
Intermediate 2	-70	65
Nombre De Dios	-49	245
Nombre De Dios 1.5	-59	245
Nombre De Dios 2S	-65	245
Nombre De Dios 2	-43	245

14.3.3	Assay Composites & Descriptive Statistics

14.3.3.1	Guanajuato Mine

Assay intervals were tagged with unique codes for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a code. Only samples with a code were used in the relevant grade interpolation.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths.

All drill samples were composited to a length of 1.5 metres (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. The 1.5 metre composite length was selected as the minimum possible length which would allow for the closest reasonable parity with average channel sample length. Given that the maximum allowable raw drill assay length was 1.5 metres, a composite length less than this would result in artificial clustering in some cases and therefore was not considered. Underground samples were stored as intervals and composited to a length of 1 metre prior to use in grade interpolation.

The validated assay database contains 64,453 sample intervals from drill holes and 125,544 channel sample intervals from underground development and mining areas. During the validation process, a total of 22 Au results and 29 Ag results were found to be missing from the drill hole database and 46 Au and Ag results were missing from the underground sample database (less than 0.04% errors). These 'null' results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit. The average interval length is 1.14 metres for drilling and 0.8 metres for underground sampling.

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A total of 2,351 drill intervals and 50,462 underground samples were used for resource modeling process. In order for a sample be included in a resource model, at least 50 percent of the sample length need to lie within the wireframe. Table 14.3 and Table 14.4 provide summary statistics for these intervals.

Table 14.5 and Table 14.6 summarize the statistics of composited silver and gold grades respectively for the Guanajuato Mine.

Figure 14.1 and Figure 14.2 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for the Guanajuato Mine.

Table 14.3: Drill Sample Statistics by Area, Guanajuato Mine

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	842	0.001	73.5	1.34	5.34	28.53
Los Pozos	91	0.008	15.9	0.82	1.94	3.77
Santa Margarita	400	0.001	97.7	4.43	11.43	130.35
Guanajuatito	349	0.001	53.7	0.74	3.32	11.03
San Cayetano	257	0.001	71.6	1.49	7.79	60.69
Valenciana	344	0.001	26.0	0.87	2.25	5.08
Promontorio	68	0.01	30.8	2.29	4.98	24.84
Ag
Cata	842	0.1	16,400	373	1,404	1,971,520
Los Pozos	91	0.1	5,465	203	643	412,861
Santa Margarita	400	0.1	2,440	71	220	48,461
Guanajuatito	349	0.1	5,830	115	407	165,445
San Cayetano	257	0.1	607	29	63	3995
Valenciana	344	0.1	2,900	99	264,954	70,203
Promontorio	68	0.1	698	82	115	13,281

Table 14.4: U/G Sample Statistics by Area, Guanajuato Mine

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	10,105	0.001	134.00	1.05	5.06	25.59
Los Pozos	9,504	0.001	77.78	1.27	3.17	10.04
Santa Margarita	9,389	0.001	1,540.00	4.98	29.26	856.24
Guanajuatito	11,213	0.001	119.39	0.84	2.79	7.76
San Cayetano	6,247	0.001	173.76	2.33	9.11	83.04
Valenciana	3,178	0.001	222.11	1.93	9.03	81.55
Promontorio	826	0.001	38.39	1.19	2.59	6.69
Ag
Cata	10,105	0.1	33,300	300	1,299	1,686,598
Los Pozos	9504	0.1	13,284	235	569	324,163
Santa Margarita	9,390	0.1	18,732	68	470	221,119
Guanajuatito	11,213	0.1	32,727	170	535	286,203
San Cayetano	6,247	0.1	13,391	144	665	441,789
Valenciana	3,178	0.1	17,297	192	812	659,107
Promontorio	826	0.1	5,278	146	352	124,114

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Table 14.5: Descriptive Statistics of Composited Silver Grade by Domain, Guanajuato Mine

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	143	0.1	900	6	67,752	260	1.82	0.1	118	834
	UG	869	143	0.1	1300	14	88,019	297	2.07	0.1	94	927
Alto5	DH	91	21	0.1	244	4	1,952	44	2.08	0.1	14	162
	UG	1,235	122	0.1	1500	9	81,867	286	2.34	0.1	64	779
GTTO VM	DH	64	80	0.1	800	13	19,738	140	1.76	1.0	80	387
	UG	4,126	185	0.1	1500	79	75,281	274	1.48	3.9	213	782
GTTO BO	DH	4	89	14.0	241	50	8,133	90	1.02	16.3	113	215
	UG	426	144	0.1	1500	61	50,388	224	1.56	5.0	171	573
Pozos SE	DH	52	168	0.1	900	47	58,475	242	1.44	2.6	275	235
	UG	4,067	207	0.1	1300	97	76,567	271	1.31	4.2	276	830
Pozos AO1	DH	3	28	4.0	68	11	824	29	1.04	4.7	40	62
	UG	229	96	0.1	997	22	31,387	177	1.85	1.1	81	405
Pozos AO2	DH	2	5	5.0	5	5	0	0	0.00	5.0	5	5
	UG	254	213	0.1	1300	66	93,388	306	1.43	2.9	258	847
SM BO	DH	5	253	129.2	371	298	8,726	94	0.37	134.9	310	359
	UG	258	188	0.1	1300	51	94,799	308	1.63	0.1	164	936
SC	DH	168	24	0.1	254	7	1,901	44	1.82	1.0	21	114
	UG	3,368	48	0.1	300	19	4,553	67	1.40	0.1	58	209
SC AO	DH
	UG	577	88	0.1	300	41	9,252	96	1.09	0.1	158	300
Val BO	DH	22	45	0.1	280	10	5,296	73	1.63	0.2	42	194
	UG	528	93	0.1	450	292	16,815	130	1.39	0.1	119	450
Val Des	DH	10	13	0.5	49	3	239	15	1.15	1.2	24	39
	UG	225	124	0.1	450	54	21,014	145	1.17	0.5	182	450
Prom VM1	DH
	UG	286	77	0.1	400	38	9,195	96	1.25	0.1	103	282
Prom VM2	DH	18	80	0.1	275	44	7,434	86	1.08	4.7	118	260
	UG	272	131	0.1	500	72	19,402	139	1.07	5.9	193	452

Table 14.6: Descriptive Statistics of Composited Gold Grade by Domain, Guanajuato Mine

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	0.715	0.001	7.000	0.020	2.464	1.570	2.197	0.001	0.290	4.560
	UG	869	0.574	0.100	8.000	0.050	2.015	1.419	2.474	0.001	0.278	3.710
Alto5	DH	91	0.206	0.001	2.570	0.018	0.191	4.372	2.122	0.001	0.210	0.925
	UG	1,235	0.555	0.001	9.000	0.051	1.873	1.368	2.465	0.001	0.327	3.506
GTTO VM	DH	64	0.377	0.007	4.000	0.116	4.580	0.677	1.794	0.008	80.400	1.547
	UG	4,126	0.763	0.001	5.000	0.331	1.159	1.076	1.411	0.031	0.876	3.391

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Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
GTTO BO	DH	4	0.415	0.059	1.145	0.228	0.187	0.433	1.043	0.069	0.532	1.023
	UG	426	0.594	0.001	5.000	0.259	0.725	0.851	1.432	0.030	0.674	2.336
Pozos SE	DH	52	0.702	0.010	7.000	0.192	1.325	1.151	1.640	0.014	1.004	2.385
	UG	4,067	1.153	0.001	7.000	0.595	2.161	1.469	1.275	0.024	1.523	4.460
Pozos AO1	DH	3	0.305	0.060	0.756	0.100	0.102	0.319	1.045	0.064	0.428	0.691
	UG	229	0.624	0.010	0.541	0.215	1.069	1.034	1.657	0.037	0.556	3.608
Pozos AO2	DH	2	0.020	0.020	0.020	0.020	0.000	0.000	0.000	0.020	0.020	0.020
	UG	254	1.069	0.001	6.000	0.388	2.134	1.461	1.367	0.040	1.479	4.193
SM BO	DH	5	2.433	0.410	6.214	1.475	4.646	2.155	0.886	0.466	3.377	5.646
	UG	258	1.178	0.001	10.000	0.315	3.884	1.971	1.672	0.031	1.024	5.603
SC	DH	168	0.627	0.001	10.000	0.039	2.533	1.592	2.539	0.003	0.970	3.029
	UG	3,368	1.265	0.001	10.000	0.216	5.362	2.316	1.831	0.010	1.150	7.398
SC AO	DH
	UG	577	1.243	0.001	10.000	0.343	4.311	2.076	1.670	0.018	1.240	6.490
Val BO	DH	22	0.493	0.005	4.151	0.050	1.037	1.018	2.065	0.018	41.500	2.750
	UG	528	0.891	0.001	5.000	0.226	1.906	1.381	1.549	0.010	0.980	4.918
Val Des	DH	10	0.099	0.001	0.533	0.001	0.026	0.161	1.620	0.001	0.133	0.384
	UG	225	1.258	0.008	5.000	0.468	2.501	1.582	1.257	0.029	1.735	5.000
Prom VM1	DH
	UG	286	1.213	0.001	5.000	0.805	1.373	1.172	0.966	0.040	1.828	3.509
Prom VM2	DH	18	0.449	0.010	1.817	0.180	0.294	0.542	1.207	0.031	0.446	1.738
	UG	272	0.782	0.015	5.000	0.347	1.011	1.001	1.286	0.037	0.962	3.039

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Figure 14.1: Histogram of Channel Sample Length, Guanajuato Mine

Figure 14.2: Histogram of Drill Hole Sample Length, Guanajuato Mine

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14.3.3.2	San Ignacio Mine

Using Micromine, all the veins were remodelled based on the GPR geologist’s interpretation of drill-hole and underground chip samples. A minimum width of 1.0 metre was applied during vein modelling. Additional waste material was included during the domaining of very narrow intersections to meet minimum width criteria. Descriptive statistics of silver and gold grades in each domain are presented in Table 14.7 and Table 14.8.

All drill samples were composited to a length of 1.0 metre prior to use in grade interpolation. The capped drill-hole samples were composited to the length 1.0 metre.  The composites are considered diluted as the domains were modelled to a minimum width.

Five drill holes intersected historical workings, which were recorded as gaps in the drill hole sampling. Compositing ignored these gaps instead of replacing them with zero grades. These areas were excluded from the resource modeling process.

The drill-hole composites were used for interpolation of block grade.

The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e. perpendicular to the strike of the vein and were composited to the length 1.0 metres with a minimum composited length of 0.5 metres prior to interpolation.

The diluted underground composites were then compared using a Q-Q plot to a subset of the drill-hole composites near the underground samples. The results show that the underground sample data are on average 15% higher in silver grade and 25% higher in gold as compared to the drill-hole composites. This bias is thought to reflect the larger sample size of the underground samples as well as reflecting the natural variability of the mineralization. Descriptive statistics of composited silver and gold grades are presented below in Table 14.9 and Table 14.10.

Figure 14.3 and Figure 14.4 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for the San Ignacio Mine.

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Table 14.7: Descriptive Statistics of Silver Grade Grouped by Domain, San Ignacio Mine

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	564	133	0.1	11,951	56	277,805
	UG	16,763	136	0.1	11,288	75	48,026
Melladito Bo	DH	72	53	0.1	318	27	4,364
	UG	3,179	79	0.1	2,377	45	10,416
Intermediate	DH	182	112	0.1	863	39	28,920
	UG	2,938	166	0.1	2,195	129	24,581
Intermediate 2	DH	138	149	0.1	1,100	52	42,431
	UG	1,524	254	0.1	2,164	217	49,091
Nombre De Dios	DH	109	99	0.1	734	48	19,033
	UG	193	124	0.1	1,316	61	30,231
Nombre De Dios 1.5	DH	100	74	0.1	648	21	13,628
	UG	109	150	0.1	695	107	18,842
Nombre De Dios 2	DH	21	149	18.0	439	125	12,922
	UG	-	-	-	-	-	-
Nombre De Dios 2S	DH	33	79	0.1	341	17	12,495
	UG	343	283	0.1	3,442	171	127,295

Table 14.8: Descriptive Statistics of Gold Grade Grouped by Domain, San Ignacio Mine

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	564	2.98	0.001	48.24	1.47	20.45
	UG	16,763	3.34	0.001	86.65	2.13	17.11
Melladito Bo	DH	72	3.19	0.007	26.85	1.72	23.02
	UG	3,179	2.87	0.001	204.00	1.91	23.12
Intermediate	DH	182	183.00	0.005	13.70	0.41	7.15
	UG	2,938	3.05	0.001	57.10	2.18	10.67
Intermediate 2	DH	138	2.05	0.001	28.60	0.49	13.85
	UG	1,524	4.74	0.001	47.02	3.72	23.31
Nombre De Dios	DH	109	99.00	0.001	13.90	0.51	8.19
	UG	193	3.01	0.001	56.14	1.18	30.86
Nombre De Dios 1.5	DH	108	73.98	0.009	648.00	0.22	2.89
	UG	109	2.67	0.001	15.76	1.71	9.32
Nombre De Dios 2	DH	21	2.50	0.210	9.94	1.16	7.00
	UG	-	-	-	-	-	-
Nombre De Dios 2S	DH	33	1.36	0.001	8.90	0.21	4.54
	UG	343	4.51	0.009	58.37	2.91	39.57

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Table 14.9: Descriptive Statistics of Composited Silver Grade by Domain, San Ignacio Mine

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Melladito	DH	495	88	0.1	360	57	8,569	93	1.05	1.0	133	287
	UG	12,483	120	0.1	450	85	11,563	108	0.89	10.0	173	358
Melladito Bo	DH	73	49	0.1	257	35	2,869	54	1.09	0.1	73	164
	UG	2,241	75	0.1	360	49	5,553	75	1.00	2.5	100	232
Intermediate	DH	161	88	0.1	450	30	13,539	116	1.33	0.1	132	350
	UG	2,265	158	0.1	450	135	11,325	106	0.67	24.1	212	382
Intermediate 2	DH	126	120	0.1	465	55	18,259	135	1.12	1.5	202	423
	UG	988	234	0.1	465	236	19,672	140	0.59	16.0	344	465
Nombre De Dios	DH	93	81	0.1	380	47	8,963	95	1.17	0.1	114	294
	UG	123	111	0.1	420	63	13,653	117	1.05	9.1	148	382
Nombre De Dios 1.5	DH	100	64	0.1	330	23	7,513	87	1.35	0.1	97	268
	UG	65	153	9.1	420	138	9,550	98	0.64	33.4	215	356
Nombre De Dios 2	DH	17	136	18.0	320	125	8,496	92	0.68	58.0	223	273
	UG	-	-	-	-	-	-	-	-	-	-	-
Nombre De Dios 2S	DH	29	68	0.1	304	15	9,498	97	1.42	0.1	78	272
	UG	234	233	0.1	550	184	26,931	164	0.70	35.6	329	550

Table 14.10: Descriptive Statistics of Composited Gold Grade by Domain, San Ignacio Mine

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Melladito	DH	495	2.28	0.001	8.00	1.47	5.11	2.26	0.99	0.05	3.48	7.21
	UG	12,483	2.93	0.001	8.00	2.38	4.85	2.20	0.75	0.28	4.31	7.60
Melladito Bo	DH	73	2.26	0.010	8.00	1.58	5.84	2.42	1.07	0.01	4.23	7.28
	UG	2,241	2.54	0.001	8.00	2.03	4.09	2.02	0.79	0.12	3.69	6.79
Intermediate	DH	161	1.48	0.008	7.00	0.35	2.04	2.04	1.38	0.01	1.95	6.29
	UG	2,265	2.76	0.001	7.00	2.34	3.96	1.98	0.72	0.27	4.08	6.99
Intermediate 2	DH	126	1.65	0.001	8.50	0.58	5.37	2.32	1.39	1.46	1.90	7.78
	UG	988	4.29	0.001	10.00	4.01	9.54	3.09	0.72	0.18	6.67	10.00
Nombre De Dios	DH	93	1.35	0.001	6.00	0.62	2.86	1.69	1.26	0.03	1.77	5.44
	UG	123	2.19	0.007	6.00	1.35	3.85	1.96	0.89	0.14	3.95	6.00
Nombre De Dios 1.5	DH	100	0.89	0.009	5.09	0.24	1.52	1.23	1.37	0.05	1.27	3.62
	UG	65	2.30	0.206	5.50	1.81	2.73	1.65	0.72	0.31	3.22	5.50
Nombre De Dios 2	DH	17	2.17	0.240	6.00	0.65	4.00	1.99	0.92	0.30	2.83	6.00
	UG	-	-	-	-	-	-	-	-	-	-	-
Nombre De Dios 2S	DH	29	1.13	0.001	4.93	0.23	2.35	1.53	1.36	0.01	2.34	4.12
	UG	234	3.08	0.009	5.50	3.20	3.27	1.81	0.59	0.30	4.75	5.50

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Figure 14.3: Histogram of Channel Sample Length, San Ignacio Mine

Figure 14.4: Histogram of Drill Hole Sample Length, San Ignacio Mine

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14.3.4	Outliers (High Grade Capping of Assay Composite)

14.3.4.1	Guanajuato Mine

For the Guanajuato Mine, several techniques were used to determine individual grade caps for all combinations of mineralized zone and sample type (drill vs. channel). For underground channel samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved.

When considering appropriate caps to be applied to drill samples, a combination of two methods was used. The first involved the determination of mean grades of the sample population in question following the application of a range of top cuts. Top cut values were then graphed against corresponding mean grades. The resultant graph was then examined for a sharp change in gradient beyond which the influence of higher caps no longer significantly affected the population mean. In conjunction, probability plots were examined for 'breaks' which are considered to indicate appropriate capping levels. Both techniques were performed for all drilling data and the most appropriate cap based on all results was selected.

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 43% and 33%, respectively. For underground sampling the average reductions related to capping were 37% and 33% respectively.

Table 14.11 provides a summary of caps and assay statistics applied to drill core samples and Table 14.12 provides the caps and assay statistics for the underground channel sample data.

Table 14.11: Drill Hole Assay Capping, Guanajuato Mine

Vein/Zone	Code	Au g/t			Ag g/t
		Cap	Before	After	Cap	Before	After
Cata VM FW	100	6	0.61	0.56	1200	185	151
Cata Contacto	101	6	0.62	0.62	1100	199	197
Cata VM HW	102	6	0.98	0.86	1700	227	208
Cata Alto1	103	6	3.92	1.34	900	1065	276
Cata Alto2	104	6	3.92	1.16	900	889	202
Cata Alto3	105	7	3.87	1.90	900	1316	342
Cata Alto4	106	7	1.09	1.00	900	404	197
Cata Alto4a	107	6	0.68	0.68	900	241	105
Cata Alto 5	108	9	0.21	0.21	900	25	25
Pozos SEFW	200	6	1.28	0.88	900	287	105
Pozos SE	201	7	0.67	0.65	900	183	154
Pozos SE Splay	202	NA			NA
Pozos AO1	203	NA			NA
Pozos AO2	204	NA			NA

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Vein/Zone	Code	Au g/t			Ag g/t
		Cap	Before	After	Cap	Before	After
GTTO HW	400	3	0.61	0.47	700	92	76
GTTO FW	401	5	1.17	0.39	800	158	80
GTTO NW	402	3	0.45	0.36	600	95	77
GTTO SE	403	3	0.53	0.42	600	141	91
GTTO INT	404	NA			NA
GTTO BO	405	NA			NA
SM HW	300	25	4.29	3.19	400	57	36.6
SM BO	301	8	2.29	2.29	400	268	237
SM LS2	302	25	8.97	8.97	400	48	48
SM LS3	303	25	6.38	6.38	400	8	8
SM LS4	304	25	15.06	11.30	400	23	23
SM AA	305	40	1.19	1.19	500	262	166
VAL 1	600	5	0.85	0.85	200	75	63
VAL 2	601	5	3.83	1.73	200	378	63
VAL 3	602	5	6.35	0.74	200	100	39
VAL 4	603	5	2.04	2.04	200	228	105
VAL 5	604	5	0.47	0.47	200	77	69
VM BO	605	5	0.81	96	355	0.56	49
Omar	606	3.7	1.43	0.87	335	69	69
VM Des	607	NA			NA
Sugey3	608	3.7	0.46	0.46	335	54	50
SC	500	10	1.49	0.69	300	29	28
SC AO	501	NA			NA
PROM	700	5	3.01	1.86	210	69	62
VM1	701	NA			NA
VM2	702	5	0.46	0.46	330	98	82

Notes: VM - Veta Madre; FW - Footwall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

Table 14.12: Underground Sample Assay Capping, Guanajuato Mine

Vein/Zone	Code	Au g/t			Ag g/t
		Cap	Before	After	Cap	Before	After
Cata VM FW	100	8	0.96	0.65	1300	302	158
Cata Contacto	101	8	8.63	0.53	1300	144	124
Cata VM HW	102	8	1.47	0.67	1300	378	154
Cata Alto1	103	8	1.62	0.72	1300	358	165
Cata Alto2	104	8	2.65	1.27	1300	594	257
Cata Alto3	105	8	1.47	0.99	1300	411	215
Cata Alto4	106	8	0.86	244	1300	0.58	142
Cata Alto4a	107	8	2.03	0.75	1300	440	152
Cata Alto 5	108	9	0.88	0.57	1500	247	125
Pozos SEFW	200	6	1.03	0.94	1300	225	194
Pozos SE	201	7	1.40	1.14	1300	247	208
Pozos SE Splay	202	7	1.09	0.99	1300	192	169
Pozos AO1	203	6	0.90	0.61	1300	121	96
Pozos AO2	204	6	1.56	1.07	1300	302	212
GTTO HW	400	5	0.63	0.49	2000	109	102
GTTO FW	401	5	0.99	0.74	1500	209	181
GTTO NW	402	5	0.85	0.7	2000	167	134
GTTO SE	403	3	0.13	0.13	600	33	31
GTTO INT	404	4	1.27	0.70	1800	225	132

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Vein/Zone	Code	Au g/t			Ag g/t
		Cap	Before	After	Cap	Before	After
GTTO BO	405	5	0.74	0.64	1500	168	155
SM HW	300	25	5.22	2.79	600	56	31
SM BO	301	10	1.54	1.26	1300	305	202
SM LS2	302	30	5.64	2.10	1000	10	10
SM LS3	303	30	3.81	2.44	1000	111	24
SM LS4	304	30	0.94	0.94	1000	7	7
SM AA	305	40	4.99	2.99	1300	289	76
VAL 1	600	5	0.73	0.66	435	101	69
VAL 2	601
VAL 3	602
VAL 4	603
VAL 5	604
VM BO	605	5	2.65	0.90	450	272	93
Omar	606	5	0.85	0.58	435	89	56
VM Des	607	5	4.26	1.27	450	421	125
Sugey3	608	5	1.45	0.73	435	137	73
SC	500	10	2.43	1.22	300	97	50
SC AO	501	10	1.82	1.21	300	397	185
PROM	700	5	0.55	0.55	NA	19	19
VM1	701	5	1.52	0.71	400	108	82
VM2	702	5	0.88	0.75	500	182	126

Notes: VM - Veta Madre; FW - Footwall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.3.4.2	San Ignacio Mine

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair & Blackwell, 2002).

Histograms and probability plots were reviewed to determine the potential risk of grade distortion from higher-grade samples.

To select a capping level, one approach is to identify natural breaks in the distribution of the assay data and probability plot. The silver and gold grade distributions for the raw samples are quasi-lognormal and, in general, distinct populations and natural breaks are observed.

Capping levels are presented in Table 14.13. The final capping levels applied were a compromise between the two studies, and in general, they were between the 95th and 98th percentile value for each domain. A comparison of capped to uncapped block model estimates showed that capping removed approximately 12% of the total metal.

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Table 14.13: Capping Levels for Silver and Gold Grouped by Domain, San Ignacio Mine

Vein	Type	Au (g/t)	before	after	Ag (g/t)	Before	After
Melladito	DH	8	2.98	2.44	450	133	96
	UG	8	3.34	2.89	360	136	119
Melladito Bo	DH	8	3.19	2.54	360	54	54
	UG	8	2.87	2.56	360	79	76
Intermediate	DH	7	1.83	1.69	450	112	101
	UG	7	3.05	2.73	450	166	156
Intermediate 2	DH	10	2.05	1.75	465	149	131
	UG	9	4.74	4.19	465	254	227
Nombre De Dios	DH	6	1.83	1.55	420	100	92
	UG	6	3.01	2.11	380	124	110
Nombre De Dios 1.5	DH	6	1.01	0.93	420	74	68
	UG	6	2.67	2.2	330	150	142
Nombre De Dios 2	DH	6	2.51	2.42	320	149	145
	UG	-			-
Nombre De Dios 2S	DH	6	1.36	1.24	550	79	79
	UG	6	4.51	2.99	350	283	225

14.4	Mineral Resource Estimation

The Mineral Resource estimation methodology and grade interpolation methodology applied to the current GMC Resource Estimates for the Guanajuato Mine and the San Ignacio Mine are consistent with methodologies applied in the previous resource estimate for the Guanajuato Mine and San Ignacio Mine (Brown, 2017).

14.4.1	Block Model Parameters

14.4.1.1	Guanajuato Mine

The block dimensions for all models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14.14 below. Block model coordinates are in local grid coordinates.

Table 14.14: Extent of Block Models, Guanajuato Mine

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Cata				Guanajuatito
Easting	845	1015	2.5	Easting	-375	110	2.5
Northing	-2,935	-2,708	2.5	Northing	-1,133	-667	2.5
Elevation	1,548	1,722	2.5	Elevation	1,670	2,060	2.5
Los Pozos				Valenciana
Easting	1,231	1,568	2.5	Easting	-175	428	2.5
Northing	-3,050	-2,823	2.5	Northing	-2,105	-1,678	2.5
Elevation	1,676	1,889	2.5	Elevation	1,484	1,914	2.5
Santa Margarita / San Cayetano				Promontorio
Easting	1,325	1,703	2.5	Easting	2,016	2,163	2.5
Northing	-3,735	-3,188	2.5	Northing	-3,449	-3,274	2.5
Elevation	1,473	1,808	2.5	Elevation	1,933	2,058	2.5

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Each block located at least partly within a wireframe has been assigned a zone code that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Grades were estimated only to those blocks coincident ≥0.01% with one or more of the 33 zones. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

14.4.1.2	San Ignacio Mine

The block model was updated for all six veins. They all have a dimension of 2.5m x 2.5m x 2.5m except Nombre de Dios 2 which 5 x 5 x 5.  The model uses the Guanajuato local grid (Mapes), and north is true north.  The model was not rotated.  The extent of the block model is provided in Table 14.15. Block model coordinates are in local grid coordinates. Each block stored the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, and the grade of the closest composite.

Table 14.15: Extent of Block Models, San Ignacio Mine

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Intermediate				Nombre de Dios 1
Easting	-6822	-6681	2.5	Easting	-6818	-6512	2.5
Northing	-1271	-817	2.5	Northing	-1238	-748	2.5
Elevation	2114	2412	2.5	Elevation	2141	2367	2.5
Intermediate 2				Nombre de Dios 1.5
Easting	-6669	-6563	2.5	Easting	-6641	-6417	2.5
Northing	-1420	-1187	2.5	Northing	-1527	-1101	2.5
Elevation	2142	2370	2.5	Elevation	2161	2335	2.5
Melladito				Nombre de Dios 2
Easting	-6850	-6461	2.5	Easting	-6845	-6550	5
Northing	-1604	-809	2.5	Northing	-1424	-805	5
Elevation	2077	2411	2.5	Elevation	2171	2359	5
Melladito BO				Nombre de Dios 2
Easting	-6734	-6538	2.5	Easting	-6607	-6386	2.5
Northing	-1494	-1230	2.5	Northing	-1453	-1187	2.5
Elevation	2114	2341	2.5	Elevation	2152	2334	2.5

14.4.2	Grade Variography

14.4.2.1	Guanajuato Mine

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each. Single-structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 6-12 metres for Ag and 6-18 metres for Au, while the nugget (C0) values ranged from 14 - 56% and 21 - 55% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

2/28/2018	123	GMC 43-101 TR Effective Date: 8/31/2017

14.4.3	Estimation Methodology (Grade Interpolation)

14.4.3.1	Guanajuato Mine

Grade interpolation for both Au and Ag was executed as a series of 3 passes, each of which were performed via the ID3 method. Given the short major axis ranges and high nugget values determined during the variogram analysis, the ID method was deemed to be the most appropriate method of grade interpolation. A power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of 2 had been used. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades.

Block grades were interpolated from drill-hole and underground samples.  A minimum of 1 and a maximum of 4 composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code for interpolation to occur.

The interpolation strategy involved 3 successive passes, whereby greater search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, total range was used and for the third pass, 4 times the range was applied for each vein. A summary of the variography for each of the updated veins at Guanajuato Mine is presented in Table 14.16.

Table 14.16: Summary of Variography by Vein & Variable, Guanajuato Mine

Vein/Zone	Variable	Nugget	First Structure				Second Structure
			Sill1	Axi1	Axi2	Axi3	Sill2	Axi1	Axi2	Axi3
Cata Alto4	Au	0.85	0.28	7	20	5	0.04	7	15	5
	Ag	1.15	0.08	7	30	5	0.08	7	20	5
Cata Alto 5	Au	0.91	0.16	7	30	5	0.09	6.5	20	5
	Ag	1.08	0.09	5	25	5	0.14	5	15	5
Pozos SE	Au	0.74	0.06	10	30	5	0.12	5	20	2.5
	Ag	0.77	0.13	7	30	5	0.07	5	20	2.5
Pozos AO1	Au	0.65	0.18	8	30	5	0.12	5	20	2.5
	Ag	0.87	0.20	5	30	2.5	0.11	5	20	2.5
Pozos AO2	Au	0.84	0.05	5	20	2.5	0.23	5	15	2.5
	Ag	0.93	0.08	5	20	2.5	0.11	5	15	2.5
GTTO FW	Au	0.67	0.09	5	25	5	0.06	5	20	5
	Ag	0.74	0.02	10	30	5	0.12	5	20	5
GTTO BO	Au	0.69	0.01	5	15	2.5	0.18	5	10	2.5
	Ag	0.72	0.02	5	15	2.5	0.2	3	10	2.5
SM BO	Au	0.79	0.02	5	15	2.5	0.18	3	10	2.5
	Ag	0.89	0.17	5	12	2.5	0.02	5	10	2.5

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Vein/Zone	Variable	Nugget	First Structure				Second Structure
			Sill1	Axi1	Axi2	Axi3	Sill2	Axi1	Axi2	Axi3
Prom VM1	Au	0.47	0.1	5	20	2.5	0.16	3	10	2.5
	Ag	0.57	0.14	5	20	2.5	0.18	3	10	2.5
Prom VM2	Au	0.63	0.02	3	10	2.5	0.31	3	10	2.5
	Ag	0.7	0.01	3	12	2.5	0.31	5	10	2.5
SC	Au	0.86	0.18	10	30	5	0.06	5	20	2.5
	Ag	0.81	0.09	10	30	5	0.04	10	20	5
SC AO	Au	0.89	0.1	5	15	2.5	0.09	5	10	2.5
	Ag	1	0.07	5	12	2.5	0.18	3	10	2.5
VM BO	Au	0.86	0.26	5	20	2.5	0.04	5	10	2.5
	Ag	0.96	0.21	5	20	2.5	0.1	5	10	2.5
VM Des	Au	0.75	0.19	3	10	2	0.12	3	10	2
	Ag	0.84	0.08	5	10	2.5	0.18	3	10	2

14.4.3.2	San Ignacio Mine

Inverse Distance weighted to the power of 3 was used as the distance-weighted method to interpolate grade for all blocks.  Block grades were interpolated from the drill-hole and underground composites for Melladito, Melladito BO, Intermediate, Intermediate 2, and Nombre de Dios 1, Nombre de Dios 1.5, Nombre de Dios 2S and drill-hole composites for Nombre de Dios 2.  A minimum of 2 and a maximum of 6 composites were allowed for interpolation to each block.  In estimating block grades, it was required that the block zone code be the same as the composite zone code for interpolation to occur. The interpolation strategy applied was similar to that applied at the Guanajuato mine and involved 3 successive passes, whereby smaller search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, the full range was used and for the third pass 4 times the range was applied for each vein.

A summary of the variography for each of the updated veins at San Ignacio Mine is presented in Table 14.17.

Table 14.17: Summary of Variography by Vein & Variable, San Ignacio Mine

Vein	Variable	Nugget	First Structure				Second Structure
			Sill1	Axi1	Axi2	Axi3	Sill2	Axi1	Axi2	Axi3
Melladito	Au	0.49	0.16	10	40	5	0.10	10	30	5.0
	Ag	0.56	0.14	10	40	5	0.07	10	20	5.0
Melladito Bo	Au	0.63	0.05	5	20	2.5	0.1	5	10	2.5
	Ag	0.67	0.05	5	20	2.5	0.09	5	10	2.5
Intermediate	Au	0.47	0.02	10	40	5	0.17	10	30	5.0
	Ag	0.40	0.05	10	40	5	0.09	10	30	5.0
Intermediate 2	Au	0.31	0.05	5	20	2.5	0.11	5	10	2.5
	Ag	0.20	0.02	10	30	5	0.14	5	15	2.5
Nombre De Dios	Au	0.35	0.06	5	15	2.5	0.2	5	15	2.5
	Ag	0.29	0.08	10	20	2.5	0.4	5	15	2.5

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Vein	Variable	Nugget	First Structure				Second Structure
			Sill1	Axi1	Axi2	Axi3	Sill2	Axi1	Axi2	Axi3
Nombre De Dios 1.5	Au	0.35	0.14	10	20	5	0.05	5	10	2.5
	Ag	0.68	0.05	10	25	5	0.35	5	10	2.5
Nombre De Dios 2	Au	0.15	0.01	10	30	5	0.2	5	10	2.5
	Ag	0.24	0.01	10	30	5	0.21	5	10	2.5
Nombre De Dios 2S	Au	0.35	0.02	5	25	2.5	0.04	5	10	2.5
	Ag	0.29	0.05	5	20	2.5	0.15	5	15	2.5

14.4.4	Core Recovery and RQD

Core Recovery characteristics and RQD analyzed for all drill core samples obtained from within each of the mineralized zones for Guanajuato Mine is presented in Table 14.18.

Table 14.18: Recovery and RQD by Area, Guanajuato Mine

Vein/Zone	No. of Measurements	Avg RQD %	Avg Rec %
Cata	345	50	91
Los Pozos	44	78	94
Santa Margarita	147	75	99
Guanajuatito	124	56	93
San Cayetano	87	67	94
Valenciana	142	55	90
Promontorio	25	56	93
Total	913	59	93

For drill core, a total of 56,159 Recovery and RQD measurements were returned from the Microsoft SQL database.  Of these, only 913 were found to be within the mineralized zones and as such only these have been presented in the table above. In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

The same procedure has utilized for San Ignacio drill core samples. From 17,579 Recovery and RQD measurements, 301 samples were located within San Ignacio mineralized zones.

Core Recovery characteristics and RQD analyzed for all drill core samples obtained from within each of the mineralized zones for San Ignacio Mine is presented in Table 14.18.

Table 14.19: Recovery and RQD by Area, San Ignacio Mine

Vein	No. of Measurements	Avg RQD %	Avg Rec %

Melladito	150	61	94
Melladito BO	31	66	98
Intermediate	62	68	97
Intermediate 2	29	68	98
Nombre De Dios	20	72	99
Nombre De Dios 1.5	1	63	90
Nombre De Dios 2	5	69	98
Nombre De Dios 2S	4	60	98
Total	302	66	97

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14.4.5	Density

14.4.5.1	Guanajuato Mine

Guanajuato Mine SG determinations for drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of 3 per mineralized zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded. The raw information is entered into an Excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the SQL database totaled 9,751, with 552 of these SG samples contained within the mineralization wireframes.  Following exclusion of outliers, an average SG determination of 2.68t/m³ was calculated and was used across all 7 areas (33 zones) for resource estimation purposes.

It is the author’s opinion that the SG determination method used at the Guanajuato Mine is industry-standard, and that the results are representative of the material in the mine.

Table 14.20 summarizes the statistics related to the bulk density sample results from each domain from the Guanajuato Mine.

Table 14.20: Descriptive Statistics of Bulk Density Grouped by Area, Guanajauato Mine

	Cata	Los Pozos	Santa Margarita	Guanajuatito	San Cayetano	Valenciana	Promontorio
Count	90	21	104	72	126	139
Mean	2.68	2.66	2.63	2.78	2.66	2.70
Minimum	2.52	2.58	1.78	2.47	2.50	2.50
Maximum	3.09	2.83	2.78	4.53	3.94	3.51
Median	2.64	2.64	2.63	2.65	2.62	2.64
Variance	0.014	0.004	0.0117	0.105	0.022	0.037
Std. Deviation	0.118	0.066	0.108	0.324	0.150	0.193
CV	0.044	0.025	0.041	0.116	0.057	0.072
5th Percentile	2.59	2.59	2.55	2.59	2.55	2.59
25th Percentile	2.62	2.63	2.60	2.63	2.60	2.62
75th Percentile	2.69	2.69	2.67	2.71	2.66	2.67
95th Percentile	3.03	2.79	2.72	3.39	2.81	3.22

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14.4.5.2	San Ignacio Mine

A total of 9,095 samples were collected for bulk density determination from 291 diamond drill holes. The water immersion procedure on air-dried samples was followed.

The overall mean value of the 773 samples within the domains representing the veins was 2.63 g/cm3, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off.

Table 14.21 summarizes the statistics related to the bulk density sample results for each domain of the San Ignacio Mine.

Table 14.21: Descriptive Statistics of Bulk Density Grouped by Vein, San Ignacio Mine

	Melladito	Melladito Bo	Intermediate	Intermediate 2	Nombre de Dios 1	Nombre de Dios 1.5	Nombre de Dios 2	Nombre de Dios 2S
Count	379	49	115	95	60	38	20	16
Mean	2.63	2.65	2.64	2.66	2.64	2.63	2.65	2.62
Minimum	2.31	2.53	1.85	2.47	2.57	2.49	0.01	2.32
Maximum	2.88	2.86	3.11	2.90	2.77	2.73	0.11	2.71
Median	2.63	2.64	2.64	2.65	2.64	2.64	0.04	2.64
Variance	0.003	0.005	0.012	0.005	0.001	0.002	0.011	0.007
Std. Deviation	0.058	0.071	0.110	0.073	0.036	0.046	0.107	0.084
CV	0.022	0.027	0.042	0.027	0.014	0.017	0.040	0.032
5th Percentile	2.53	2.57	2.55	2.56	2.60	2.56	2.57	2.52
25th Percentile	2.6	2.61	2.61	2.61	2.61	2.60	2.60	2.63
75th Percentile	2.65	2.70	2.67	2.71	2.65	2.66	2.66	2.66
95th Percentile	2.71	2.76	2.78	2.77	2.70	2.69	2.72	2.69

14.5	Mineral Resource Classification

14.5.1	Resource Categories

The mineral resource estimates were classified as Measured, Indicated, and Inferred in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions).

14.5.1.1	Guanajuato Mine

The approach to classification was to consider the distance of any block to development or stoping. Measured blocks were required to be situated adjacent to and within 15 metres of underground workings. To be classified as Indicated, blocks were required to be within 15 to 30 metres from underground workings. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe, or within a wireframe with exclusively drill hole intersections, were classified as Inferred.

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Using the procedure described above, solids were constructed for each classification type and were used for model classification coding. Some areas required manual adjustment despite their empirically derived classification. Such areas included those where small outlier collections of blocks or individual blocks of a classification were identified. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification.

14.5.1.2	San Ignacio Mine

This report containing the Measured and Indicated categories for San Ignacio, is based on multiple levels of development and the continuity of the veins along the level developments and between levels in the stoping. The Measured category was used for material +/-15 metres from development. The Indicated category was used for material +15 to 30 metres outwards of the Measured category. Outward of the Indicated category drill core samples constrained within one of the eight San Ignacio wireframes were used in the classification of Inferred Mineral Resource.

With development along levels, and stoping between levels, geological and grade continuity have been demonstrated at Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2, and Nombre de Dios 2S veins. As the Nombre de Dios 2 zone has only been defined by drill core to date, resource blocks from this zone are only classified as Inferred.

14.6	Block Model Validation

14.6.1	Guanajuato Mine

Validation of the interpolation techniques and resulting block model were completed via the following:

■	Visual inspection of the block grades in comparison to surrounding data values

■	Comparison of block and sample means

14.6.1.1	Visual Inspection

The block models for all seven areas were reviewed in 3D on 5m section intervals. Model grades were compared locally with original sample grades and were found to be acceptably similar.

14.6.1.2	Comparison to Means

Block grade estimates for all resources were compared with drill-hole and underground channel sample composite grades. Generally, it is considered more appropriate to compare drill composites and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones. As such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison. Comparing block model grades to sample grades indicates both positive and negative variability as shown on Table 14.22 and Table 14.23.

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Table 14.22: Comparison of Block and All DDH Samples, Guanajuato Mine

Vein/Zone	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Cata	351	372	-6%	1.55	1.34	-16%
Los Pozos	204	145	41%	1.1	0.63	75%
Santa Margarita	227	237	-4%	2.06	2.29	-10%
Guanajuatito	115	241	52%	0.74	1.17	-37%
San Cayetano	65	29	124%	1.47	2.00	-27%
Valenciana	99	106	-7%	0.93	0.86	8%
Promontorio	61	82	-26%	0.71	0.75	-5%
Total	160	173	10%	1.22	1.29	3%

Table 14.23: Comparison of Block and All UG Samples, Guanajuato Mine

Vein/Zone	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Cata	351	298	18%	1.55	1.47	5%
Los Pozos	204	234	-13%	1.1	1.27	-13%
Santa Margarita	227	280	-19%	2.06	4.87	-58%
Guanajuatito	115	170	-32%	0.74	0.85	-13%
San Cayetano	65	144	-55%	1.47	2.33	-37%
Valenciana	99	103	-4%	0.93	1.01	8%
Promontorio	61	104	-41%	0.71	1.19	-40%
Total	160	115	-21%	1.22	1.36	-23%

14.6.2	San Ignacio

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays. The block grades were observed to honor the composited grades reasonably well. In addition, cross-validation was performed by temporarily removing a raw data value and using the variogram models to estimate the missing value from the surrounding data. The difference between the removed value and the estimate is calculated, and the value is replaced. The process is repeated for each record in the dataset and cumulative statistics on the differences are generated. An average error statistic of zero indicates the global mean of the raw data is close to the global mean of the estimate.

Table 14.24 and Table 14.25 summarize the comparison of the estimated grade (produced by the block model) vs the sample composite grade.

Table 14.24: Comparing Estimated grade vs Sample Composite grade for DDH and UG Samples, San Ignacio Mine

Vein	Variable	Count	Mean of Raw Data	Mean of Estimate	Mean of Standard Error	Mean of Error Statistic
Melladito	Au	12,978	2.905	2.895	0.777	0.020
	Ag	12,978	119	118	0.817	1.139
Melladito Bo	Au	2,314	2.528	2.504	0.854	0.025
	Ag	2,314	74	73	0.889	0.848

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Vein	Variable	Count	Mean of Raw Data	Mean of Estimate	Mean of Standard Error	Mean of Error Statistic
Intermediate	Au	2,426	2.676	2.708	0.724	-0.007
	Ag	2,426	153	155	0.682	-0.722
Intermediate 2	Au	1,114	3.994	4.095	0.606	0.018
	Ag	1,114	221	224	0.505	0.684
Nombre De Dios	Au	216	1.83	2.021	0.705	-0.020
	Ag	216	98	100	0.678	0.600
Nombre De Dios 1.5	Au	165	1.451	1.452	0.962	0.009
	Ag	165	99	101	0.962	0.612
Nombre De Dios 2S	Au	263	2.861	3.005	0.645	-0.078
	Ag	263	215	222	0.608	-1.707

14.7	Cut-Off Grade

14.7.1	Guanajuato Mine

The marginal mining cut-off value as calculated by the mine operating staff ranges from US$59 to US$93/tonne for different areas based on mine operating costs (mining, milling, G&A). Block model silver and gold grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$17/oz silver and US$1,300/oz gold), mill metal recoveries (87% for silver and 86.8% for gold), concentrate shipping charges, and smelter terms.

The cut-off value was applied to each block estimated in the resource block model. If the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This TR provides a resource estimate for reporting purposes only and it is up to the Guanajuato Mine planning department staff to consider and determine what can be mined.

In the previous mineral resource estimate (Brown, 2017) for Measured and Indicated resources, one cut-off value was applied to all mining areas, due to the operation team shifting cost allocations during the reporting period. Table 14.25 below lists the cut-off value applied to each mining area for the current resource estimate.

Table 14.25: NSR Cut-off by Area, Guanajuato Mine

GMC Mines	US$/tonne
Cata	$ 76
Santa Margarita/San Cayetano	$ 70
Los Pozos	$ 68
Guanajuatito	$ 93
Valenciana	$ 80
Promontorio	$ 59
San Ignacio	$ 71

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14.7.2	San Ignacio Mine

The cut-off values are based on variable mine operating costs (variable costs include mine costs, plant costs and administration costs) and are stated in US$/tonne. The marginal cut-off value as calculated by the mining operation staff was US$71/tonne. The grades assigned to each “block” in the block model were used to estimate a NSR (Net Smelter Return) for each block using an NSR “calculator” which takes into effect metal prices (long term projected to be US$17/oz silver and US$1,300/oz gold), mill metal recoveries (84% for silver, and 84% for gold), concentrate shipping charges, and proprietary smelter terms. Blocks with a NSR value equal to or greater than the operations marginal cut-off costs were tabulated into the Mineral Resource Estimate for each zone.

The cut-off value was applied to each block estimated in the resource block model. If the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This TR provides a resource estimate for reporting purposes only and it is up to the San Ignacio Mine planning department staff to consider and determine what can be mined.

14.8	Statement of Mineral Resources

14.8.1	Guanajuato Mine

The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 214,907 tonnes above varying US$ NSR cut-offs, at an average grade of 224g/t silver and 1.45g/t gold, for a total of 2,257,472 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 170,978 tonnes at an average grade of 227g/t silver and 1.50g/t gold, for a total of 1,829,281 Ag eq oz and Indicated Mineral Resources of 43,929 tonnes at an average grade of 215g/t silver and 1.25g/t gold, for a total of 428,190 Ag eq oz. In addition, estimated Inferred Mineral Resources are 158,846 tonnes at an average grade of 136g/t silver and 2.04g/t gold, for 1,431,334 Ag eq oz.

Table 14.26 provides a detailed summary of the mineral resource estimates as of August 31, 2017. Measured, Indicated, and Inferred mineral resources are reported at the marginal operational mining cut-off value which varies between mining areas in US$ per tonne.

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

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Table 14.26: Mineral Resources Estimate 2017, Guanajuato Mine

Class	Vein/Area	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED	Cata	37,030	355	422,167	1.61	1,912	468	557,142
	Los Pozos	48,817	217	341,243	1.11	1,738	296	463,972
	Guanajuatito	33,962	256	279,592	1.22	1,329	342	373,403
	Santa Margarita	11,443	128	47,170	2.61	960	312	114,933
	Valenciana	7,084	155	35,225	1.51	343	261	59,455
	San Cayetano	24,958	102	82,198	1.96	1,569	241	192,980
	Promontorio	7,683	154	37,973	1.69	417	273	67,396
Total Measured		170,978	227	1,245,568	1.50	8,268	333	1,829,281
INDICATED	Cata	5,784	355	66,022	1.33	248	449	83,536
	Los Pozos	18,455	207	202,223	1.05	952	281	166,710
	Guanajuatito	10,313	224	74,230	1.17	389	307	101,705
	Santa Margarita	2,947	191	18,091	1.60	151	304	28,781
	Valenciana	-	-	-	-	-	-	-
	San Cayetano	5,347	101	17,302	1.64	282	217	37,225
	Promontorio	1,083	163	5,663	1.86	65	294	10,233
Total Indicated		43,929	215	383,530	1.25	2,088	303	428,190
MEASURED & INDICATED	Cata	42,814	355	488,189	1.57	2,160	465	640,678
	Los Pozos	67,272	214	543,466	1.09	2,691	292	630,682
	Guanajuatito	44,275	249	353,822	1.21	1,718	334	475,109
	Santa Margarita	14,390	141	65,260	2.40	1,111	311	143,714
	Valenciana	7,084	155	35,225	1.51	343	261	59,455
	San Cayetano	30,305	102	99,500	1.90	1,851	236	230,205
	Promontorio	8,766	155	43,637	1.71	481	275	77,629
Total M & I		214,907	224	1,629,098	1.45	10,356	327	2,257,472
INFERRED	Cata	1,432	255	11,738	0.98	45	324	14,909
	Los Pozos	29,181	182	170,806	1.11	1,038	260	244,106
	Guanajuatito	7,368	194	45,869	0.97	230	262	62,096
	Santa Margarita	11,686	333	124,969	1.64	617	448	168,498
	Valenciana	94,415	102	310,598	2.46	7,463	276	837,410
	San Cayetano	13,518	57	24,830	2.23	971	215	93,356
	Promontorio	1,247	152	6,106	1.71	69	273	10,960
Total Inferred		158,846	136	694,917	2.04	10,432	280	1,431,334

Notes on Guanajuato Mine Mineral Resource Estimates August 31, 2017

1.	Cut-offs are based on the marginal operating costs per mining area, being $76/tonne for Cata, $70/tonne for Santa Margarita/San Cayetano, $68/tonne for Los Pozos, $93/tonne for Guanajuatito, and $80/tonne for Valenciana/Promontorio.
2.	Block model grades converted to US$ value using plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for all veins is 2.68t/m3.
4.	Totals may not agree due to rounding.
5.	Grades in metric units
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0 m.
8.	Metal Prices: $17.00/oz silver and $1,300/oz gold.
9.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.

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14.8.2	San Ignacio Mine

The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 998,417 tonnes above a US$71 NSR cut-off, at an average grade of 141g/t silver and 3.01/t gold, for a total of 11,362,323 equivalent silver ounces (“Ag eq oz”).  This includes Measured Mineral Resources of 801,468 tonnes at an average grade of 142g/t silver and 3.09g/t gold, for a total of 9,283,955 Ag eq oz and Indicated Mineral Resources of 196,949 tonnes at an average grade of 139g/t silver and 2.68g/t gold, for a total of 2,078,368 Ag eq oz. In addition, estimated Inferred Mineral Resources are 573,431 tonnes at an average grade of 130g/t silver and 2.44g/t gold, for 5,565,972 Ag eq oz.

The Mineral Resource Estimates grouped by domain is presented in Table 14.27.

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Table 14.27: Mineral Resource Estimate 2017, San Ignacio Mine

Class	Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED	Melladito	338,492	117	1,276,330	3.18	34,638	342	3,721,772
	Melladito BO	115,669	82	303,101	3.09	11,488	300	1,114,185
	Intermediate	109,602	168	592,341	2.76	9,717	363	1,278,345
	Intermediate 2	84,276	210	568,356	3.73	10,106	473	1,281,862
	Nombre De Dios	50,357	149	241,493	2.93	4,737	356	575,917
	Nombre De Dios 1.5	35,791	142	163,178	2.23	2,565	299	344,260
	Nombre De Dios 2S	67,280	236	510,648	2.99	6,473	447	967,615
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured		801,468	142	3,655,447	3.09	79,724	360	9,283,955
INDICATED	Melladito	61,872	92	183,285	3.02	6,016	306	607,997
	Melladito BO	22,777	76	55,346	3.61	2,644	330	242,012
	Intermediate	23,605	191	145,223	2.57	1,950	373	282,901
	Intermediate 2	23,652	167	127,220	1.72	1,308	289	219,582
	Nombre De Dios	18,584	128	76,323	2.49	1,490	304	181,530
	Nombre De Dios 1.5	12,146	129	50,330	1.49	582	234	91,406
	Nombre De Dios 2S	34,314	219	241,078	2.72	3,001	411	452,939
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Indicated		196,949	139	878,805	2.68	16,991	328	2,078,368
MEASURED & INDICATED	Melladito	400,364	113	1,459,615	3.16	40,654	336	4,329,769
	Melladito BO	138,446	81	358,447	3.18	14,132	305	1,356,197
	Intermediate	133,207	172	737,564	2.72	11,667	365	1,561,246
	Intermediate 2	107,928	200	695,576	3.29	11,415	433	1,501,444
	Nombre De Dios	68,940	143	317,816	2.81	6,227	342	757,447
	Nombre De Dios 1.5	47,937	139	213,507	2.04	3,147	283	435,666
	Nombre De Dios 2S	101,595	230	751,726	2.90	9,473	435	1,420,554
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured & Indicated		998,417	141	4,534,252	3.01	96,715	354	11,362,323

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Class	Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
INFERRED	Melladito	99,307	58	185,811	2.85	9,113	260	829,192
	Melladito BO	22,661	75	54,731	3.67	2,670	334	243,259
	Intermediate	33,026	150	158,787	2.30	2,442	312	331,164
	Intermediate 2	35,560	166	189,987	2.37	2,712	334	381,456
	Nombre De Dios	164,263	128	674,972	2.01	10,592	269	1,422,743
	Nombre De Dios 1.5	66,406	132	280,965	1.79	3,819	258	550,583
	Nombre De Dios 2S	47,197	171	260,061	2.23	3,389	329	499,294
	Nombre De Dios 2	105,010	175	589,906	3.01	10,175	388	1,308,281
Total Inferred		573,431	130	2,395,220	2.44	44,911	302	5,565,972

Notes San Ignacio Mine Mineral Resource Estimates August 31, 2017

1.	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 84% Ag, 84% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for Intermediate 2.64t/m³, Intermediate 2 - 2.66t/m³, Melladito 2.63t/m³, Melladito BO 2.65t/m³, Nombre de Dios 2.64t/m³, Nombre de Dios 1.5 2.63t/m³, Nombre de Dios 2 & Nombre de Dios 2S 2.62t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.
8.	Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.

14.9	Comparison with Previous Mineral Resource Estimates

14.9.1	Guanajuato Mine

The previous Mineral Resource Estimate which has an effective date of Aug 31, 2016 (Brown, 2017) is compared to the present Mineral Resource Estimate in Table 14.28 below. The Measured Resource classification in the current resource update provides a 46% increase in contained gold and 28% increase in contained silver and a 33% increase in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 50% increase in contained gold and 51% increase in contained silver and 22% increase in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, an increase of 3% in contained gold and increase of 14% in contained silver, and 8% increase in contained Ag eq oz over the previous report.

Table 14.28: Comparison of 2016 to 2017 Mineral Resources, Guanajuato Mine

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2017	170,978	227	1,245,568	1.50	8,268	333	1,829,281
Total Measured 2016	114,695	264	974,318	1.53	5,647	372	1,372,961
Measured Difference	49%	-14%	28%	-2%	46%	-11%	33%
Total Indicated 2017	43,929	215	383,530	1.25	2,088	303	428,190
Total Indicated 2016	36,480	216	253,876	1.19	1,394	300	352,218
Indicated Difference	20%	0%	51%	5%	50%	1%	22%
Total M&I 2017	214,907	224	1,629,098	1.45	10,356	327	2,257,472
Total M&I 2016	151,175	253	1,228,195	1.45	7,040	355	1,725,179
M&I Difference	42%	-11%	33%	0%	47%	-8%	31%

2/28/2018	135	GMC 43-101 TR Effective Date: 8/31/2017

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Inferred 2017	158,846	136	694,917	2.04	10,432	280	1,431,334
Total Inferred 2016	147,327	129	612,220	2.13	10,095	280	1,324,867
Inferred Difference	8%	5%	14%	-4%	3%	0%	8%

14.9.2	San Ignacio Mine

The previous Mineral Resource Estimate which has an effective date of Aug 31, 2016 (Brown, 2017) is compared to the present Mineral Resource Estimate in Table 14.29 below. The Measured Resource classification in the current resource update provides a 111% increase in contained gold and 140% increase in contained silver and a 121% increase in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 55% increase in contained gold and 94% increase in contained silver and 69% increase in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, an increase of 1% in contained gold and decrease of 5% in contained silver, and 2% decrease in contained Ag eq oz over the previous report. The increase in Measured and Indicated Resources is due to extensive infill and expansion drilling and re-interpretation and re-modeling of the mineralized zones as performed by the onsite geological department.

Table 14.29: Comparison of 2016 to 2017 Mineral Resources, San Ignacio Mine

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2017	801,468	142	3,655,447	3.09	79,724	360	9,283,955
Total Measured 2016	408,327	116	1,525,584	2.88	37,760	319	4,191,435
Measured Difference	96%	22%	140%	7%	111%	13%	121%
Total Indicated 2017	196,949	139	878,805	2.68	16,991	328	2,078,368
Total Indicated 2016	133,398	106	453,762	2.56	10,987	287	1,229,462
Indicated Difference	48%	31%	94%	5%	55%	14%	69%
Total M&I 2017	998,417	141	4,534,252	3.01	96,715	354	11,362,323
Total M&I 2016	541,725	114	1,979,346	2.80	48,747	311	5,420,897
M&I Difference	84%	24%	129%	8%	98%	14%	110%
Total Inferred 2017	573,431	130	2,395,220	2.44	44,911	302	5,565,972
Total Inferred 2016	645,318	121	2,519,826	2.15	44,551	273	5,665,137
Inferred Difference	-11%	7%	-5%	13%	1%	11%	-2%

2/28/2018	136	GMC 43-101 TR Effective Date: 8/31/2017

15.0	Mineral Reserve Estimates

No mineral reserve estimates were completed in this report. Mineral reserves were estimated for Guanajuato Mine (Rennie and Bergen, 2011) in the Cata, Los Pozos, and Santa Margarita zones but they have been depleted. The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

■	Establishment of Measured and Indicated resource estimates only with associated development, sampling and mining in the mineralized zones

■	Geological nature of the deposit type and mineralized zones

■	Associated costs of 3rd party mineral reserve estimation when the Company is already in production from these zones

The Company has made production decisions to enter production at the Guanajuato Mine Complex at both the Guanajuato Mine (2006) and the San Ignacio Mine (2013).  The Company has not based these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines.  Thus, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at the Guanajuato complex or the costs of such recovery.  As the Guanajuato Mine Complex, does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Guanajuato Mine Complex and ultimately the profitability of these operations.

2/28/2018	137	GMC 43-101 TR Effective Date: 8/31/2017

16.0	Mining Methods

Production from GMC mines since beginning operations in Mexico is summarized in Table 16.1. GPR initially focused on increasing production throughput however in 2008 the company focused on increasing grade resulting in a reduction in tonnage produced. San Ignacio production began at the end of November 2013. The increase in production shown in the years 2014 to 2017 in Table 16.1 reflects the increase in production from the San Ignacio Mine.

Table 16.1: GMC Production as of August 31, 2017

Year	Tonnes	Ag (oz)	Au (oz)
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013[1]	221,545	1,079,980	15,063
2014[1]	267,812	1,239,009	15,906
2015[1]	309,944	1,708,061	21,126
2016[1]	320,903	1,473,229	21,626
2017[1]	214,820	948,892	14,110
Total	2,406,046	11,927,387	129,333
1.	The tonnes and ounces of silver and gold include the San Ignacio mine.

From January 1, 2017 to August 31, 2017 the production for the Guanajuato mines was sourced from Cata, Santa Margarita, Los Pozos, Guanajuatito, Valenciana and Promontorio. The production was achieved with a work force that operated 6 days per week to obtain a total production of 90,431 tonnes in 2017, producing on average 439 tonnes per operating day. The San Ignacio mine had a production of 121,559 tonnes in the same period, producing on average 590 tonnes per operating day. The overall total production for the GMC averaged 1,029 tonnes per operating day during the period from January 1 to August 31, 2017.

16.1	Cut and Fill Mining Method

Typically, all zones at the GMC are extracted by the Cut & Fill mining method. A brief description of the Cut & Fill mining method is as follows:

An access ramp approximately 3.5 metres (width) by 3.5 metres (height) is located at the bottom of the vein, from which development drifts are advanced along the zone to open headings at the mine blocks. Sub-levels off the access ramp are between 20 and 35 metres apart with attack drifts to the zone averaging from 20 to 40 metres in length.

2/28/2018	138	GMC 43-101 TR Effective Date: 8/31/2017

The mining sequence begins with the development of a cross-cut off the access ramp into the mineralized level. A heading is developed up to the economic limit of the predefined block, where exploration definition drilling is completed to define the limits of the block. Subsequently, the zone is excavated along its length (using jack-leg drills) through two headings (180 degrees apart). Depending on the width of the vein, the cut width may be 2.4 metres or 1.8 metres to minimize dilution. Depending on the width of the vein, ground support may be necessary which can include rock bolts and mesh. The back of each cut along the length the zone is composite sampled to provide additional assay confirmation prior to mining the next lift. The cut is then back-filled with waste material utilizing a ScoopTram. When the filling is finished, a new cut into the stope block is initiated above the previous cut (breasting), restarting the cycle.

Overall development in ore is completed with either jack-leg drills or a 16ft Jumbo. 3.5 yard and 4.0 yard ScoopTrams are used for ore handling with either 10 ton or 18 ton trucks used to transport the ore.

The stability of the rock was evaluated in 2010 by Roland Tosney, Consulting (Geotechnical Engineer). Cement resin bolts are required for excavations up to 5 metres in height. For excavation heights greater than 5 metres but less than 9 metres, cable anchor bolts are installed for additional support. Four-metre cable bolts are installed where holes are drilled by the Jumbo. In areas requiring openings greater than 9 metres vertical, permanent columns of rock are left.

16.2	Guanajuato Mine

16.2.1	Cata

The Cata zone is composed of five separate mineral zones that vary in widths from 2 to less than 1 metres. These zones are extracted by the Cut and Fill mining method. Sub-levels off the access ramp are between 20 and 30 metres apart.

Mining of the Cata Clavo has reached the 540 level where development and stoping are being carried out on the Veta Madre vein. Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1560 masl elevation (540 level) to the 1665 masl elevation (435 level). The mining area is up to 100 metres long and up to 10 metres wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to each another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30 metres. Presently, mining in the Cata zones includes backfilling stopes and salvaging mining internal pillars, as well as identifying mineralized extensions of identified zones, again for remnant mining.

A cross section of the Cata Clavo is shown in Figure 16.1 and a level plan of the block model and wireframe is shown in Figure 16.2.

2/28/2018	139	GMC 43-101 TR Effective Date: 8/31/2017

16.2.2	Los Pozos Zone

At the Los Pozos SE zone mining is underway above the 275 level, both on remnant mineralization as well as recovery of old pillars. Below the 275 level the zone is in-situ. Mineralization is related to both the Veta Madre and Santa Margarita (hanging-wall) structures as well as transverse structures.

The Los Pozos deposits are relatively steeply dipping structures that have been identified for mining from the 1825 masl elevation (275 level for Pozos NW & 250 level for Pozos SE) to the 1690 masl elevation (410 level). A cross section of the Los Pozos deposit is shown in Figure 16.3 and a level plan of the block model and wireframe is shown in Figure 16.4.

16.2.3	Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710 masl elevation (390 level) and extended down to the 1600 masl elevation (500 level). Extractions are by cut and fill mining methods. In 2014 there was re-habilitation and development on the 345 and 360 levels. In 2016 and 2017 there was some remnant mining in the deeper part of the Santa Margarita structure.

Santa Margarita has been producing ore since March 2009, but presently production is much diminished. A cross section of the Santa Margarita deposit is shown in Figure 16.5 and a level plan of the block model and wireframe is shown in Figure 16.6.

16.2.4	Guanajuatito Zones

Guanajuatito has been producing ore since 2006. Production came predominantly from the 1800, 1785, 1761, and 1710 masl elevations (300, 315, 339, and 390 levels) with hanging-wall ramp completed to the 1710 masl elevation (390 level). The ore zones of Guanajuatito are exploited by the Cut and Fill mining method with a ramp to the bottom of the vein being extended at depth.

A cross section of the Guanajuatito deposit is shown in Figure 16.7 and a level plan of the block model and wireframe is shown in Figure 16.8.

16.2.5	San Cayetano Zone

Development has commenced on the San Cayetano zone, consisting of drifting along the mineralization on the 475 level, minor raising to ascertain grade continuity, and cross cutting in the hanging-wall to build out several drill stations. Mining from the 520 and 475 levels has been by Cut and Fill. Exploration development and drilling continues along the western extension of the San Cayetano in 2016 and 2017.

2/28/2018	140	GMC 43-101 TR Effective Date: 8/31/2017

Refer to Figure 16.9 and Figure 16.10 below for a cross section and plan map for the San Cayetano zone.

16.2.6	Valenciana Zone

Exploration development has commenced on the Valenciana zones on the 320 and 285 levels and production restarted in the last two months of 2016. Exploitation is within several footwall zones to the Veta Madre.

Refer to Figure 16.11 and Figure 16.12 below for a cross section and plan map for the Valenciana zone.

16.2.7	Promontorio Zone

Production restarted from Promontorio in March of 2017 and exploration development continues to define this zone. It is a quartz stockwork system within the hanging-wall conglomerates, immediately above the Veta Madre.

Refer to Figure 16.13 and Figure 16.14 below for a cross section and plan map for the Promontorio zone.

2/28/2018	141	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.1: Cross Section 12.5 Cata with Wireframes and Block Model

LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
Level 345
Level 370
Level 390
Level 406
Level 436
Level 460
Level 490
Level 525
Level 540
CATA VM FW
CATA VM HW
CONTACTO
ALTO 2
ALTO 4
ALTO 4A
ALTO 3
ALTO 1
Cata Plan Level 490
1650 masl
1600 masl
1550 masl
1500 masl
0
50
metres
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Cata Cross Section 12.5N
Block Model & Veins
Date
Aug 2017
Scale
as shown
16.1

2/28/2018	142	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.2: Plan Map Cata 490 Level with Wireframes and Development

2,327,400mN
265,600mE
265,700mE
265,800mE
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
Level 406
Level 430
Level 465
Level 465
Level 490
Level 491
Level 525
Level 510
Level 345
Level 345
Level 390
CAT/RAMP
2,327,300mN
2,327,200mN
CATA CONTACTO
CATA VM HW
CATA VM FW
ALTO 1
ALTO 2
ALTO 3
ALTO 4
ALTO 4A
ALTO 5
Cata Section 12.5N
0
50
metres
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Cata Level Plan 490
Block Model & Veins
Date
Aug 2017
Scale
as shown
Figure
16.2

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Figure 16.3: Cross Section 175N Los Pozos with Wireframes and Block Model

LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
Level 250
Level 270
Los Pozos Plan Level 300
Level 345
Level 390
1800 masl
1750 masl
1700 masl
1650 masl
POZOS SE
0
50
metres
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Los Pozos Section 175N
Block Model & Veins
Figure
16.3

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Figure 16.4: Plan Map Los Pozos 300 Level with Wireframes and Development

206,200mE
206,300mE
206,400mE
2,327,100mN
2,326,900mN
N
Level 160
Level 275
Level 275
Level 220
Level 390
Level 345
Level 310
POZOS SE
Los Pozos Section 175N
Level 390
Level 270
Level 365
Level 345
RAYAS SHAFT
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
50
metres
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Los Pozos Level Plan 300
Block Model & Veins
Aug 2017
as shown
16.4

2/28/2018	145	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.5: Cross Section 75S Santa Margarita with Wireframes and Block Model

LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
SANTA MARGARITA HW
RAYAS SHAFT
Level 345
Level 365
SAN CAYETANO
Level 390
1600 masl
SAN CAYETANO AO
Level 435
1650 masl
Santa Margarita Plan Level 490
1600 masl
0
50
metres
Level 530
1550 masl
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Sta. Margarita Section 75S
Block Model & Veins
Aug 2017
as shown
16.5

2/28/2018	146	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.6: Plan Map Santa Margarita 490 Level with Wireframes and Development

BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
266,100mE
266,200mE
266,300mE
266,400mE
2,326,700mN
2,326,600mN
Level 454
Level 510
Level 365
Level 405
Level 390
Level 530
Level 435
Level 520
SANTA MARGARITA NW
SANTA MARGARITA BO
SAN CAYETANO
Santa Margarita Section 75S
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
metres
0
50
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Sta. Margarita Level Plan 490
Block Model & Veins
Aug 2017
16.6

2/28/2018	147	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.7: Cross Section 2850N Guanajuatito with Wireframes and Block Model

1950 masl
1900 masl
1850 masl
1800 masl
1750 masl
GUANAJUATITO HW
GUANAJUATITO FW
Level 200
Level 230
Level 350
Level 390
Guanajuatito Section 2850N
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
50
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Guanajuatito Section 2850N
Block Model & Veins
Date
Aug 2017
Scale
as shown
Figure
16.7

2/28/2018	148	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.8: Plan Map Guanajuatito 390 Level with Wireframes and Development

BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
264,500mE
264,600mE
264,700mE
2,329,200mN
2,329,100mN
2,329,000mN
Level 160
Level 350
Level 245
Level 390
Level 430
GUANAJUATITO 80
GUANAJUATITO FW
Guanajuatito Section 2850N
0
50
metres
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Guanajuatito Level Plan 390
Block Model & Veins
Aug 2017
as shown
1725 masl
16.8

2/28/2018	149	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.9: Cross Section 300S San Cayetano with Wireframes and Block Model

Level 345
1750 masl
Level 365
Level 390
Level 390
1700 masl
San Cayetano Plan Level 435
Level 435
1650 masl
Level 480
1600 masl
Level 520
1550 masl
SAN CAYETANO
LEGEND
UG samples
UG samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
50
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
San Cayetano Section 300S
Block Model & Veins
Aug 2017
16.9

2/28/2018	150	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.10: Plan Map San Cayetano 435 Level with Wireframes and Development

266,300mE
266,400mE
266,500mE
2,336,200mN
N
SANTA MARGARITA HW
SAN CAYETANO AO
SAN CAYETANO
San Cayetano Section 300S
Level 405
Level 310
Level 365
Level 435
Level 480
Level 520
Level 390
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
50
metres
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
San Cayetano Level Plan 435
Block Model & Veins
Aug 2017
as shown
1680 masl
16.10

2/28/2018	151	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.11: Cross Section 1950N Valenciana with Wireframes and Block Model

1850 masl
1800 masl
1750 masl
1700 masl
1650 masl
VALENCIANA SHAFT
Valenciana Plan Level 300
Level 245
Level 365
Level 285
Level 320
Level 360
Level 390
Level 430
Level 465
VALENCIANA RAMP
VAL 1
VETA MADRE DES
VETA MADRE BO
VAL 3
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
50
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Valenciana Section 1950N
Block Model & Veins
Date
Aug 2017
Scale
as shown
16.11

2/28/2018	152	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.12: Plan Map Valenciana 300 Level with Wireframes and Development

BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
264,900mE
265,000mE
265,100mE
265,200mE
2,328,400mN
2,328,300mN
VAL 1
VETA MADRE BO
VETA MADRE DES
SUGEY 3
VALENCIANA RAMP
Valenciana Section 1950N
Level 390
Level 360
Level 430
Level 465
Level 330
Level 285
Level 245
VALENCIANA SHAFT
0
50
metres
LEGEND
U/G samples
U/G samples related to updated resource
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Valenciana Level Plan 300
Block Model & Veins
Aug 2017
as shown
16.12

2/28/2018	153	GMC 43-101 TR Effective Date: 8/31/2017

Figure 16.13: Cross Section 475S Promontorio with Wireframes and Block Model

2150 masl
2100 masl
2050 masl
2000 masl
1950 masl
VETA MADRE 1
Level 5
Level 35
Level 75
Level 110
Promontorio Plan Level 110
PROMONTORIO
Level 160
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
50
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Promontorio Section 475S
Block Model & Veins
Aug 2017
as shown
16.13

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Figure 16.14: Plan Map Promontorio 110 Level with Wireframes and Development

BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
266,800mE
266,900mE
267,000mE
2,325,800mN
2,325,700mN
PROMONTORIO VM1
PROMONTORIO
Level 5
Level 35
Level 75
Level 110
Level 160
Promontorio Section 475S
0
50
metres
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Promontorio Level Plan 110
Block Model & Veins
Aug 2017
as shown
16.14

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16.3	San Ignacio Mine

The mining at San Ignacio began in the third quarter of 2013. As of August 31, 2017, a total of 491,942 tons of ore have been produced from the San Ignacio Mine.

Workers operate on three 8 hour shifts from Monday to Saturday. Four separate contractors operate the development and production of the mine. The contractors provide supervisors and the company provides supervisors and a superintendent to over seen the operation. In addition, there is a services team and a security team.

Cut and Fill mining is used to extract material defined by mining blocks (refer to item 16.1 for a description of the Cut and Fill mining method). The main ramp (4.5 metres wide by 4.5 metres high) has a slope of 12%. It was developed using a single-arm electric Jumbo, a 6 yard ScoopTram, and a combination of conventional 20 ton trucks and an underground truck.

Electricity is supplied to the mine through the Mexican national power grid. The mine utilizes forced air ventilation supported by electric fans, two electric air compressors with 1,000cfm and 100psi. and 50 - 60 gallon per minute pumps for extracting mine water.

The mineralized rock is transported by truck to the Guanajuato plant using conventional 20 ton trucks.

The section (Figure 16.15 to Figure 16.18) shows the distribution of the various veins and the associated development along Vela Melladito, Intermediate, Nombre de Dios and Intermediate 2 veins.

Section (Figure 16.15 to Figure 16.19) at 700N, 450N, 300N, 200N, and 100N, and a plan view (Figure 16.20) of the 2,275 masl elevation shows the distribution of the various veins and associated development along Melladito and Intermediate veins.

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Figure 16.15: Cross Section 700N, San Ignacio Mine

2400 masl
2350 masl
2300 masl
San Ignacio Plan Level 2275
2250 masl
2200 masl
2150 masl
Claim Boundary
NOMBRE DE DIOS 1
INTERMEDIATE
MELLADITO
Level 2260
Level 2250
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
100
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Section 700N
Block Model & Veins
Aug 2017
as shown
50m / 335°
16.15

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Figure 16.16: Cross Section 450N, San Ignacio Mine

2400 masl
2350 masl
2300 masl
2250 masl
2200 masl
2150 masl
San Ignacio Plan Level 2275
Claim Boundary
MELLADITO
INTERMEDIATE
MELLADITO BO
San Ignacio Ramp
INTERMEDIATE 2
NOMBRE DE DIOS 1
Level 2280
Level 2265
NOMBRE DE DIOS 2S
Level 2210
NOMBRE DE DIOS 1.5
MELLADITO
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
100
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Section 450N
Block Model & Veins
16.16

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Figure 16.17: Cross Section 300N, San Ignacio Mine

2400 masl
2350 masl
2300 masl
2250 masl
2200 masl
2150 masl
San Ignacio Plan Level 2275
MELLADITO
INTERMEDIATE 2
NOMBRE DE DIOS 1.5
NOMBRE DE DIOS 25
Claim Boundary
Level 2265
Level 2230
Level 2200
MELLADITO BO
MELLADITO
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
100
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Section 300N
Block Model & Veins
Aug 2017
as shown
50m / 335°
16.17

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Figure 16.18: Cross Section 200N, San Ignacio Mine

2400 masl
2350 masl
2300 masl
2250 masl
2200 masl
2150 masl
San Ignacio Plan Level 2275
SAN PABLO SHAFT
NOMBRE DE DIOS 1.5
NOMBRE DE DIOS 25
MELLADITO
Claim Boundary
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Section 200N
Block Model & Veins
Date
Aug 2017
Scale
as shown
Figure
16.18

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Figure 16.19: Cross Section 100N, San Ignacio

2400 masl
2350 masl
2300 masl
San Ignacio Plan Level 2275
2250 masl
2200 masl
2150 masl
Claim Boundary
MELLADITO
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
100
metres
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Section 100N
Block Model & Veins
Aug 2017
as shown
50m / 335°
16.19

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Figure 16.20: Plan Map Veins at 2275 masl Elevation, San Ignacio Mine

Section 700N
Section 450N
Section 300N
Section 200N
Section 100N
SAN FRANCISCO SHAFT
SAN IGNACIO RAMP
SAN PABLO SHAFT
STA. AURELIA SHAFT
RUL SHAFT
ROSARIO SHAFT
MELLADITO
INTERMEDIATE
NOMBRE DE DIOS 2
NOMBRE DE DIOS
Claim Boundary
INTERMEDIATE 2
MELLADITO BO
NOMBRE DE DIOS 1.5
NOMBRE DE DIOS 2S
HISTORIC SAN IGNACIO
257800mE
258000mE
258200mE
258400mE
258600mE
2329400mN
2329200mN
2329000mN
2328800mN
2328600mN
2328400mN
N
BLOCK MODEL
NSR Value
>= 350
300 - 350
250 - 300
200 - 250
150 - 200
75 - 150
< 75
LEGEND
U/G samples
U/G samples related to updated resource
Surface drill collar
Underground drill collar
Drill trace
Drill trace related to updated resource
Underground development
Vein slice
0
100
200
metres
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Vein Plan 2275 masl
Block Model & Veins
Date
Aug 2017
Scale
as shown
Elevation
2275m
Figure
16.20

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17.0	Recovery Methods

17.1	Ore Processing Description

The GMC mineral processing plant processes approximately 973 tonnes per operating day. The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product (Figure 17.1).

The ore is delivered by truck from GMC’s mines to the ore processing yard at Cata which has a storage capacity of 1,500 tonnes. The material is fed onto a gravity fed grizzly with 12 inch steel grid openings where it falls into a hopper with a capacity of 1,000 tonnes where ore processing begins.

17.1.1	Crushing & Grinding Circuits

The ore from the 1,000 tonne capacity hopper is transferred along a 48 inch wide belt to a 24 inch by 36 inch PettiBone jaw crusher where the 12 inch feed is reduced to less than 3 inch diameter. The feed from the jaw crusher exits along a 36 inch wide belt and feeds a 6 ft wide by 20 ft long double bed vibrating Ludowici screen. The Ludowici screen separates the feed by size with the upper bed separating material greater than 1 inch and the lower bed separating material less than ¼ inch. This ¼ inch “fine” material is then fed along a 24 inch belt to a hopper prior to grinding (currently feed on average of 88% less than ¼ to the mill). The over size from the Ludowici screen is fed to a Metso (300HP) secondary cone crusher for further size reduction which is then fed back to the Ludowici screen along a 24 inch belt to insure the material is the appropriate size for the mill. The crushing circuit has a backup Simmons 5½ short head cone crusher that is utilized as needed.

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Figure 17.1: Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

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17.1.2	Milling

Immediately after the crushing, the ore is stored in a series of "fines hoppers" which has a capacity of 1,800 tonnes. This material passes through chutes at the bottom of the hopper to feed three 24 inch wide belts where the material is weighed (continuous weighing scale) and fed into three twin Denver of 7 ft by 14 ft ball-mills which are coated inside by a chromium-molybdenum alloy shield on the surface of the cylinder and natural rubber on the "heads". The grinding material used in these mills are 2.5 inch diameter high chrome alloy cast balls. The ¼ inch crushed material enters the ball mill where the movement, impacts and attrition from the balls promotes the wet pulverization of the mineral which is discharged by the mill as a "thick mineral pulp" where approximately 70% of the material by weight is solid and the remaining 30% is water. This thick mineral pulp is then diluted by adding water and feeds into 4 inch by 3 inch Krebs pumps where the material then feeds a series of Gmax G10 hydrocyclone classifiers (two cyclones per mill) which carry out the classification of fines before entering the flotation circuit (75% of the material passing minus 200 meshes with automatic sampling). The average content of this material is 28% solid by weight and 72% water. The oversize material is returned to the mill for re-grinded in the closed circuit which has a "circulating load" of 350% thus ensuring the best release of the particles of interest. At this stage of grinding, reagents are added as the ore enters the mills. This includes the addition of two specific reagents which promote the recovery of gold and silver (promoter MaxGold 900 and promoter 7310, both of the Cyteg brand).

17.1.3	Flotation Circuits

After grinding and conditioning by the initial reagents the material enters a 20 cubic metre capacity tank where additional reagents are added (promoter, collector and surfactant, Promoter 7310, Aerophine 3416 both Cyteg and cc-1065 SF surfactant brand PQM) and agitation incorporates these reagents into the mineral pulp. This material then enters the primary rougher flotation cells consisting of two stirred cell tanks that are 5 cubic metres each (made by Outotec) where a primary concentrate is obtained (paddled and spills over the edge of both cells where it is collected). Two stages of cleanup are required for this material prior to feeding the next stage of thickening which occurs in the in the primary and secondary cleaner flotation cells consisting of two banks of Wemco-type cells (6 cubic metres each and three cells per bank). Cell discharge continues as the material cascades toward the secondary rougher flotation cells consisting of 3 Outotec No. 5 cells which are each 5 cubic metres capacity. The spills from these cells are fed to a medium grained material tank that will partially return to flotation after a regrind stage.

The discharge from the Outotec No.5 cells feed a bank 8 Wemco type scavenger cells with a total capacity of 20 cubic metres. At this stage the spills of the bank of 8 cells join the spills from the previous 3 Outotec No. 5 cells and it is sent to a 4 ft by 5 ft regrind mill and passes to a hydrocyclone classifier with the spill then entering the 20 metre conditioning tank along with the grinding product. The discharge enters the closed circuit to the 4 ft x 5 ft mill.

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The material then enters an automatic filter press with 30 plates. The final concentrate has an average water content of 8% by weight.

It is worth mentioning that the rest of the reagent necessary for the flotation process are introduced at the beginning of the bank of scavenger cells and the current "modular" system of cells allows the Company to change flows to make the process more efficient, depending on the head grades feeding the mill. The discharge of the scavenger bank, containing on average 28% solid, is sent through a series of pumps to the tailings dam (after automatic sampling) and is transported a distance of 984 metres. The pumps used for this discharge are 2 - 6 inch by 4 inch Warman 100 hp pumps.

17.1.4	Thickening & Filtration

The product from the secondary cleaner flotation cells is sent via 15 hp Gallagher pump through an automatic sampler before entering a 230 cubic metre settling tank. Thickening results in material containing 50% to 70% solids by weight which is then sent to the filtering stage. During this stage water is recovered, recirculated and utilized at the beginning of the milling stage.

For the filtration stage, a Clever filter press with 30 plates is utilized (63 x 63 cm each plate). Material from the thickener is fed into the filter pack through an Abel piston pump where the maximum possible amount of water is removed by means of compressive pressure. The resulting filtered concentrate contains on average 12% humidity. The concentrate is then sampled, weighed and stored in the concentrate yard prior to sale and shipment.

17.1.5	Production History

Table 17.1 summarizes the production at GMC. The tonnes and ounces of silver and gold include the San Ignacio mine since 2013. Information as of August 31, 2017.

Table 17.1: GMC Production as of August 31, 2017

Year	Tonnes	Ag (oz)	Au (oz)
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013[1]	221,545	1,079,980	15,063
2014[1]	267,812	1,239,009	15,906

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Year	Tonnes	Ag (oz)	Au (oz)
2015[1]	309,944	1,708,061	21,126
2016[1]	320,903	1,473,229	21,626
2017[1]	214,820	948,892	14,110
Total	2,406,046	11,927,387	129,333
1.	The tonnes and ounces of silver and gold include the San Ignacio mine.

17.2	Metallurgical Tests Summary

Metallurgical tests are completed to optimize the consumption of reagents and overall milling process in order to obtain the maximum recovery and to complying with the concentration of grades required. All metallurgical tests are completed internally. A summary of the results for the November and December 2015 metallurgical tests are as follows in Table 17.2.

Table 17.2: 2015 Metallurgical Test Summary

Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	34	3.40	56.96	5,351	1.94	181.93	71.23	71.38	2.32	251.00
scavenger	42	4.20	7.73	857	0.32	35.99	11.94	14.12	REC. Au	REC. Ag
Tails	924	92.40	0.50	40	0.46	36.96	16.82	14.50	83.18	85.50
Totals	1000	100.00	2.72	255			100.00	100.00
Metallurgical Balance 60%-40%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	44.66	3,861	1.83	158.30	65.53	71.74	4.57	278.00
scavenger	28	2.80	19.43	930	0.54	26.04	19.47	11.80	REC. Au	REC. Ag
Tails	931	93.10	0.45	39	0.42	36.31	14.99	16.46	85.01	83.54
Totals	1000	100.00	2.79	221			100.00	100.00
Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Au gr/ton	Au	Au	Au	Ag	Au	Ag
concentrate	40	4.00	56.97	4,163	2.28	166.52	69.25	69.91	2.79	214.00
scavenger	25	2.50	18.11	1,071	0.45	26.78	13.76	11.24	REC. Au	REC. Ag
Tails	935	93.50	0.60	48	0.56	44.88	16.99	18.84	83.01	81.16
Totals	1000	100.00	3.29	238			100.00	100.00
Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
CONC. 1 L	107	2.14	141.86	5,827	3.04	124.72	81.09	74.22	3.22	171.00
scavenger	115	2.29	3.99	142	0.09	3.26	2.44	1.94	REC. Au	REC. Ag
Tails 1 L	101	2.02	8.75	362	0.18	7.32	4.73	4.36	88.26	80.52
Tails	4677	93.54	0.47	35	0.44	32.74	11.74	19.48
Totals	5000	100.00	3.74	168			100.00	100.00

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Metallurgical Balance Test Xantato Isopropilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. 2 L.	6	0.30	1341.93	37,912	4.03	113.74	74.69	61.59	4.44	146
scavenger	37	1.85	17.05	703	0.32	13.01	5.85	7.04	REC. Au	REC. Ag
Tails 1 L.	28	1.40	11.97	721	0.17	10.09	3.11	5.47	86.40	78.14
Tails 2 L	7	0.35	42.19	2,134	0.15	7.47	2.74	4.04
Tails finales	1922	96.10	0.76	42	0.73	40.36	13.60	21.86
Totals	2000	100.00	5.39	185			100.00	100.00
Metallurgical Balance San Ignacio Low Grade
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	55.41	1,737	2.27	71.22	74.51	60.04	2.84	127
scavenger	44	4.40	2.88	287	0.13	12.63	4.16	10.65	REC. Au	REC. Ag
Tails	915	91.50	0.71	38	0.65	34.77	21.34	29.31	70.69	78.66
Totals	1000	100.00	3.05	119			100.00	100.00
Metallurgical Balance Test Xantato Amilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	29	2.90	89.44	2,881	2.59	83.55	72.33	67.38	3.05	126
scavenger	25	2.50	15.70	445	0.39	11.13	10.95	8.97	REC. Au	REC. Ag
Tails	946	94.60	0.63	31	0.60	29.33	16.73	23.65	76.35	83.27
Totals	1000	100.00	3.59	124			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 75% a -200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	40	4.00	57.16	1,903	2.29	76.12	68.53	60.46	3.1	132
scavenger	34	3.40	13.92	429	0.47	14.59	14.18	11.59	REC. Au	REC. Ag
Tails	926	92.60	0.62	38	0.58	35.19	17.29	27.95	72.05	82.71
Totals	1000	100.00	3.34	126			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 82%-200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	72.01	2,301	2.95	94.34	80.04	73.76	3.21	135
scavenger	49	4.90	4.77	165	0.23	8.09	6.34	6.32	REC. Au	REC. Ag
Tails	910	91.00	0.55	28	0.50	25.48	13.62	19.92	80.08	86.38
Totals	1000	100.00	3.69	128			100.00	100.00
Metallurgical Balance Test San Ignacio 70%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	60	6.00	45.39	1,495	2.72	89.70	76.37	71.27	2.9	124
scavenger	52	5.20	7.67	200	0.40	10.40	11.18	8.26	REC. Au	REC. Ag
Tails	888	88.80	0.50	29	0.44	25.75	12.45	20.46	79.54	87.55
Totals	1000	100.00	3.57	126			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	30	3.00	102.75	3,017	3.08	90.51	78.03	68.96	3.67	141
scavenger	31	3.10	14.25	345	0.44	10.70	11.18	8.15	REC. Au	REC. Ag
Tails	939	93.90	0.45	32	0.43	30.05	10.79	22.89	77.11	89.21
Totals	1000	100.00	3.95	131			100.00	100.00

2/28/2018	168	GMC 43-101 TR Effective Date: 8/31/2017

Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	63	6.30	34.09	1,004	2.15	63.25	78.37	65.91	3	130
scavenger	51	5.10	2.99	155	0.15	7.91	5.56	8.24	REC. Au	REC. Ag
Tails	886	88.60	0.50	28	0.44	24.81	16.07	25.85	74.15	83.93
Totals	1000	100.00	2.74	96			100.00	100.00
Metallurgical Balance Test Santa Margarita
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. Prim.	50	5.00	68.03	2,171	3.40	108.55	78.99	71.71	3.80	145.00
Conc. scav.	28	2.80	12.58	443	0.35	12.40	8.18	8.19	REC. Au	REC. Ag
Tails	922	92.20	0.60	33	0.55	30.43	12.83	20.10	87.17	79.90
Total	1000	100.00	4.31	151			100.00	100.00

2/28/2018	169	GMC 43-101 TR Effective Date: 8/31/2017

18.0	Project Infrastructure

GMC is located 360 km northwest of Mexico City and is situated along the northeast side of the city of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following items.

18.1	Guanajuato Mine

The surface and underground infrastructure at the Guanajuato Mine includes the following:

■	Extensive underground workings from surface to approximately 600 metres below surface including multiple shafts and adits from surface as well as internal shafts and ramps

■	Two main shafts: the Rayas, for men and materials, and the Cata shaft, for rock hoisting

■	Mine, geology, processing, and administrative offices in several locations.

■	A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines

■	A nominal 1,000tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit

■	Access roads to the mines

■	Historical tailings storage facility

■	Assay laboratory

■	A tailings storage facility

■	Connection to the national grid for the supply of electric power

■	Conventional and mechanized underground mining equipment

■	Water and compressed air reticulation systems

■	Utility water is available for the mine and plant

■	Communications systems (internet based)

18.2	San Ignacio Mine

The surface and underground infrastructure at the San Ignacio project includes the following:

■	Underground workings from surface to approximately 100 metres below surface including ramps and several levels

■	Connection to the national grid for the supply of electric power and sub-station facility

■	Conventional and mechanized underground mining equipment

■	Mine maintenance shop and associated office and stores, and diesel storage facility

■	Access road and mine waste dumps

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19.0	Market Studies & Contracts

19.1	Market Studies

The principal commodities at the GMC (Guanajuato and San Ignacio Mines) are iron sulphide (pyrite) concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world along with traders who purchase such concentrates.

19.2	Contracts

19.2.1	Guanajuato Mine

The Guanajuato Mine is an operating mine using contract employees and contracted services under the direction of Company employed management. There are a number of contracts in place for:

■	Diamond drilling in the mine (two contractors)

■	Seven contracts for the supply of labor and services in the mines

■	SGS contract laboratory on the site

■	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments

■	Sales of concentrates to traders and smelters

■	Security services on surface and underground

The mine maintenance contract is a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Several of the mining contracts include rates for the use of Company equipment (ScoopTram, trucks, jumbos, etc.).

Security personnel are contracted based upon a daily rate per man.

The SGS contract for laboratory services on site is based on a fixed monthly cost for the first 9,115 analyses and an additional cost for samples exceeding the monthly quota, with cost adjustments related to currency exchange rates.

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19.2.2	San Ignacio Mine

San Ignacio is an operating satellite mine of the GMC using employees and contracted services under the direction of Company employed management. There are a number of contracts in place for:

■	Seven contracts for the supply of labor and services in the mines

■	SGS contract to operate Guanajuato Mine laboratory where San Ignacio samples are assayed

■	Surface haulage of ores from San Ignacio to GMC processing plant

■	Security services on surface

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20.0	Environmental Studies, Permitting, & Social or Community Impact

20.1	Environmental Regulatory Framework in Mexico

The Mexican Constitution establishes in Article 27 that natural resources are part of the nation's heritage and that it is therefore the Federal Government that regulates resource management. Although the Mining Legislation for Mexico emanates from Article 27, there are many secondary laws that complement the regulatory framework.

The mining legislation provides that the owners of mining concessions and assignments, regardless of the date of their attribution, are obliged to comply with the provisions applicable to the mining-metallurgical industry in terms of ecological balance and protection of the environment, in accordance with the legislation and applicable regulations in the different areas (environmental impact, use of land and water, generation of waste, emissions to the atmosphere, etc.). The regulations of the Mining Law establish, for its part, that the granting of concessions and mining assignments does not exempt its holders from the obligation to comply with the provisions on environmental, labor, social assistance and use and handling of explosives, as contained in the applicable legislation. Emphasizing that for the extraction of minerals, concessionaires must comply with the different federal and state laws that apply to the type of operation in question.

At the federal level, the unit authorized to generate, apply, supervise and monitor compliance with environmental regulations is the Ministry of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales SEMARNAT). Among its most important organizations linked to mining activity are the National Water Commission (Comision Nacional del Agua CONAGUA), the National Commission of Natural Protected Areas (Comision Nacional de Areas Protegidas CONANP) and the Federal Office of Environmental Protection (Procuraduria Federal de Proteccion al Ambiente PROFEPA).

There are also regulations and procedures at the state and municipal level. In the first case, the unit responsible for monitoring compliance in environmental matters is the Institute of Ecology (Instituto de Ecologia) for the State of Guanajuato and at the municipal level, it is the General Directorate of Ecology and Environment (Dirección General de Ecología y Medio Ambiente).

The laws and regulations in force for mining activity in Mexico and also related to the care of the environment, are:

■	Constitución Política de los Estados Unidos Mexicanos

■	(Political Constitution of the United Mexican States)

■	Ley Minera (Mining Law) and regulations thereunder

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■	Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Protection of the Environment) and regulations thereunder

■	Ley General de Desarrollo Forestal Sustentable (General Law on Sustainable Forest Development) and regulations thereunder

■	Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste) and regulations thereunder

■	Ley General de Vida Silvestre (General Law of Wildlife)

■	Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Responsibility)

■	Ley de Aguas Nacionales (Law on National Waters) and regulations thereunder

■	Ley Federal de Derechos (en materia de agua) (Federal Law of Rights (on water))

As a complement to this legislation are the Official Mexican Standards for the environmental sector that establish the characteristics and specifications, criteria and procedures that allow protecting and promoting the improvement of the environment and ecosystems, as well as the preservation of natural resources.

The Norms for the mining operation are the following:

■	NOM-001-SEMARNAT-1996, Wastewater discharge into national waters and national lands.NOM-002-SEMARNAT-1996, Wastewater discharge into the sewer system

■	NOM-003-CONAGUA-1996, Water extraction wells construction

■	NOM-052-SEMARNAT-2005, Identification, classification and lists of hazardous waste

■	NOM-120-SEMARNAT-2011,

■	NOM-141-SEMARNAT-2003, Project, construction, operation and post-operation of tailings dam

■	NOM-157-SEMARNAT-2009, Mine waste management plans

■	NOM-161-SEMARNAT-2011, Special handling waste and their management plans

■	Norma Técnica Ambiental NTA-IEG-003/2001, Non-hazardous industrial waste management

Note: There are other Mexican Official Standards that are used in a complementary manner.

20.2	Environmental Studies & Permits

According to the stages of the process, the main environmental studies and permits required are described in the following Items of this TR.

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20.2.1	Exploration

To start the exploration work, a company may be required to complete necessary studies in accordance with the Secretary of Environment and Natural Resources (SEMARNAT) such as an Environmental Impact Assessment and sometimes a Change in the use of land authorization.

■	Environmental Impact Evaluation. This can be carried out in two ways, depending on the conditions of the project.

■	Environmental Impact Assessment (Manifestacion de Impacto Ambiental MIA). This document outlines real and potential environmental impact any work or activity could generate and outlines the mitigation strategy for such impact. This is a complete report based in a series of extensive studies and surveys.

■	Preventive Report (Informe Preventivo IP). This document is required if a project operates under the assumptions outlined in Norm NOM-120-SEMARNAT-2011 Standard, that establishes environmental protection specifications for direct mining exploration activities in agricultural, livestock or inactive agricultural areas and in areas with dry and temperate climates where vegetation of xerophilous scrub, deciduous forest, coniferous or oak forests.

■	Change in the use of land in forest lands: When the total or partial removal of vegetation from forest lands is intended to be used for non-forestry activities and its volume exceeds the parameters established in NOM 120-SEMARNAT-2011 Standard, a Technical Justification Study (Estudio Tecnico Justificativo ETJ) must be presented for the change of land use official modification.

20.2.2	Mining & Mineral Processing

Due to the complexity related to this stage of the process and the diversity of possible environmental impacts, there are several licenses and permits required as follows:

■	Environmental Impact Evaluation: As for the exploration stage, both the mining and processing of minerals (including underground development and complementary facilities) require regulatory instruments that regulate the environmental impacts of the project described on the MIA and, where appropriate, the need of modifying lands with forest vocation to convert them for industrial use based on the ETJ).

■	Generation of mining-metallurgical waste: The adequate management of this waste will be determined by the NOM-157-SEMARNAT-2009 Standard, which establishes the elements and procedures for implementing mine waste management plans. In addition to the above, particularly in relation to tailings, the provisions of Standard NOM-141-SEMARNAT-2003, which establishes the procedure to characterize tailings, as well as the specifications and criteria for the characterization and preparation of tailings ponds sites, construction, operation and post-operation of tailings dams.

■	Emissions to the atmosphere: To regulate these emissions, a company must have an Environmental License Licencia Ambiental Unica (LAU), authorization based on the regulation for the operation and the operation of fixed sources under federal jurisdiction. The Ministry of Environment and Natural Resources (SEMARNAT) establishes the mechanisms and procedures to obtain such a license, as well as an update of information on polluting emissions through an Annual Operation Certificate (Cedula de Operacion Anual COA).

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■	Use or use of water: For the use of waters other than those from mining, a Concession Certificate must be processed before the CONAGUA. The discharge of the wastewater will be done in compliance with Standard NOM-001-SEMARNAT-1996 if it is discharged into national waters and / or, according to Standard NOM-001-SEMARNAT-1996 when it is discharged into the municipal sewer system municipal.

The main permits currently in place for the GMC are listed in Table 20.1.

Table 20.1: Summary of Permits in place for the GMC

AUTHORITY	PERMIT	FILE NUMBER / AUTHORIZATION NUMBER
SEMARNAT	IP MINING EXPLORATION IN SAN IGNACIO PHASE IX	GTO.131.1.1/0675/2017
	IP MINING EXPLORATION IN SAN IGNACIO PHASE X	GTO.131.1.1/0883/2017
	MIA OF THE TAILINGS DAM No.9	GTO.131.1.2/0079/2013
	ETJ OF THE TAILINGS DAM No. 9	GTO.131.1.1/0658/2015
	MIA OF THE TAILINGS DAM No.9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	ETJ OF THE TAILINGS DAM No. 9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	MIA OFSAN IGNACIO MINE	GTO.131.1.1/0566/2013.
	ETJ OF SAN IGNACIO MINE	GTO.131.1.2/317/2013.
	MIA OF EL HORCON PROJECT	SGPARN.014.02.01.01.1031/15
	NOTIFICATION OF TEMPORARY SUSPENSION OF EL HORCON PROJECT	MMR/AMB001/2016
	ETJ OF EL HORCON PROJECT	SGPARN.014.02.01.01.1015/17
	REGISTRATION AS A GENERATOR OF HAZARDOUS WASTE	MMRSP1101511
	HAZARDOUS WASTE MANAGEMENT PLAN	11-PMM-1-0042-2010
	MINIG WASTE MANAGEMENT PLAN	IN PROCESS
	ENVIRONMENTAL LICENSE	LAU-11-47/01501/06
	ANNUAL OPERATION CERTIFICATE COA 2016	11/COW/0236/06/17
	PERMISSION FOR OPEN AIR COMBUSTION	GTO 13.1.1/0055/2017
IEEG	REGISTRATION AS A GENERATOR OF SPECIAL HANDLING WASTE	GUA-GRME-221/2011
	SPECIAL HANDLING WASTE MANAGEMENT PLAN	PM-000200/2017
CONAGUA	CHANGE OF OWNERSHIP (MINERA MEXICANA EL ROSARIO)	08GUA107052/12FMDL11
	PERMIT FOR OCCUPATION OF FEDERAL ZONE AND HYDRAULIC INFRASTRUCTURE INTALATION - TAILINGS DAM No.9	SUBMITTED TO CONAGUA
	WASTEWATER DISCHARGES IN SAN IGNACIO MINE	SUBMITTED TO CONAGUA
PROFEPA	REJOINING TO THE VOLUNTARY ENVIRONMENTAL AUDIT	8380
MUNICIPALITY	ORE PROCESSING PLANT (HACIENDA DE BUSTOS) LAND USE LICENSE	DPUPA/2763/2017
	TAILINGS DAM LAND USE LICENSE	DPUPA/3155/2016
	SAN IGNACIO´S MINE LAND USE LICENSE	DPUPA/3154/2016
	RAYAS´S MINE LAND USE LICENSE	DPUPA/3401/2016
	SAN VICENTE´S MINE LAND USE LICENSE	DPUPA/3402/2016
	CATA´S MINE LAND USE LICENSE	DPUPA/2892/2017
	ENCARNACION´S MINE LAND USE LICENSE	DPUPA/2896/2017; DPUPA/2996/2017
	VALENCIANA MINE´S LAND USE LICENSE	DPUPA/1441/2016

Complementary to some of the permits listed above a series of monitoring activities have been established for the GMC to monitor and control possible environmental impacts related to GMC activities.

These monitoring activities are list in Table 20.2.

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Table 20.2: Monitoring activities in place at the GMC

Category	Monitoring	Legal requirement	Frequency
Waste	Tailings monitoring	NOM-141-SEMARNAT-2003 NOM-147-SEMARNAT/SSA1-2004	Annual
	Waste rock monitoring	NOM-157-SEMARNAT-2009	Annual
	PCB´S monitoring	NOM-133-SEMARNAT-2015	Annual
Air (atmospheric emissions)	Perimetre Powder PM 10 and PM 2.5	NOM-025-SSA1-2014	Biannual
	Perimetre Powder (total suspended particles)	NOM-035-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead and total suspended particles)	NOM-043-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead, carbon monoxide, nitric acid and hydrochloric acid)	NOM-043-SEMARNAT-1994 NOM-085-SEMARNAT-2011	Biannual
Noise	Perimetre Noise	NOM-081-SEMARNAT-1994	Annual
Water	Water quality analysis	NOM-001-SEMARNAT-1996	Biannual
	Water quality analysis	NOM-001-SEMARNAT-1996	Quarterly
	Groundwater quality analysis	NOM-001-SEMARNAT-1996	Annual

20.2.3	Mine Closure

Although the closure of the mine is one of the last stages of the mining cycle, from the beginning of the operation it is required that a Site Restoration and Abandonment Program (Programa de Restauración y Abandono del Sitio) is prepared in compliance with the provisions of the Environmental Impact Assessment (MIA), and a Technical Justification Study (ETJ) and / or in Standard NOM-141-SEMARNAT-2003, as the case may be.

20.3	Social & Community Factors

Great Panther’s community relations team at the GMC implements extensive stakeholder engagement and social investment programs focused in three main areas: socio-economic development, public health and safety, and natural and cultural heritage.  The Company owns the surface rights on the Property that provide sufficient access to the mining operations, waste storage areas, and other facilities.

Great Panther, through its Sustainability Policy, has committed to conduct its business activities responsibly and to continually improve standards of social performance striving to make positive impacts in the communities surrounding its operations.

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21.0	Capital and Operating Costs

21.1	GMC Guanajuato Mine and San Ignacio Mine

Capital and operating budgets are prepared each year for the Guanajuato Mine Complex by the mine staff. These budgets are continuously reviewed against production to ensure profitability. For the purposes of the current Mineral Resource Estimates, individual zone cut-offs were applied based on the planned marginal cost per tonne as provided by the mine operations (variable costs only including mine costs, plant costs and administration costs). Planned marginal cost estimates per tonne (variable costs) used in the Mineral Resource Estimation are presented in Table 21.1.

Table 21.1: GMS’s Planned Variable Costs per tonne milled (US$)

	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio	San Ignacio
Variable costs US$	$ 76	$ 70	$ 68	$ 93	$ 80	$ 59	$ 71

For the period September 1, 2016 to August 31, 2017, the average cost of production was US$102 per tonne (Table 21.2) which included plant, administration and mining (fixed and variable) costs. For the purposes of this report individual zone cut-offs will be at a marginal rate per tonne (variable costs only) noted in Table 21.2. Specific mining areas with ongoing production have been broken out of the overall GMC budget. The specific costs for these areas are given in Table 21.2.

Table 21.2: US$ Cost per tonne milled for GMC (Sept 16, 2016 to Aug 31, 2017)

	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio	San Ignacio	Total
Variable Costs
Mine costs	55	55	53	76	74	45	49	54
Plant costs	16	16	16	16	16	16	16	16
Admin costs[1]	-	-	-	-	-	-	-	-
Total US$	$ 71	$ 71	$ 69	$ 92	$ 90	$ 61	$ 65	$ 70
Fixed Costs
Mine cost	8	1	7	10	8	16	14	11
Plant cost	2	2	2	2	2	2	2	2
Admin cost	19	19	19	19	19	19	19	19
Total US$	$ 29	$ 22	$ 28	$ 31	$ 29	$ 37	$ 35	$ 32
Variable & Fixed Costs
Mine cost	63	56	60	86	82	61	63	65
Plant cost	18	18	18	18	18	18	18	18
Admin cost[1]	19	19	19	19	19	19	19	19
Total US$	$ 100	$ 93	$ 97	$ 123	$ 119	$ 98	$ 100	$ 102
1.	Excludes commercial costs & mining royalty costs

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The GMC is operated with contractors under the supervision of GPR management personnel. At the end of August 2017, there were 161 administrative and management personnel and 746 contractors at the site.

The San Ignacio Mine is operated under the supervision of GMC management personnel. GMC contractors carry out all mine maintenance, mining, and security. Manpower, staff and Contractors at San Ignacio site are shared between the Guanajuato and San Ignacio sites.

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22.0	Economic Analysis

This section has been excluded, as per securities regulations, since the GMC is in operation and Great Panther Silver Limited is considered producing issuer.

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23.0	Adjacent Properties

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (see Figure 4.2).

23.1	Guanajuato Mine

The Torres Mine Property, formerly operated by Peñoles, borders GPR’s ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a 1,600 tonne per day concentrator at Bolañitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five km to the west-northwest. Production from the Bolañitos operation in 2016 is reported on Endeavour’s website to have been at 507,772 tonnes throughput producing 1.05 million ounces of Ag, and 30,720 ounces of Au.

In 2012, Endeavour Silver Corp. purchased the El Cubo Mine located on the Veta de la Sierra some five km southeast of Rayas. Production from this operation in 2016 is reported on Endeavour’s website to have been at 583,772 tonnes throughput producing 2.02 million ounces of Ag and 21,327 ounces of Au.

23.2	San Ignacio Mine

Endeavour operates the Bolañitos Mine concentrator approximately 3km north of the San Ignacio shaft which had 2016 through-put of 1,391 tpd. Part of Endeavour’s mining at the Bolañitos Mine is also development and mining from the Lucero Adit located approximately 200m east of the north-east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour Silver Corp. news release, January 10, 2017).

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24.0	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0	Interpretation and Conclusions

■	The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

■	The channel samples are lower in quality than the drill samples owing to the method used to collect them.

■	The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the Guanajuato Mine site laboratory, operated by SGS, is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.

■	The database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

25.1	Guanajuato Mine

■	The geology includes the juxtaposition of Oligocene age sedimentary and volcanic rocks onto Mesozoic age sedimentary and intrusive rocks along the “Veta Madre”, a 25 km long, northwest trending, 45-degree south west dipping normal fault with associate intrusive dykes.

■	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in the GMC. As such, potential to find further mineralization both laterally and vertically below know precious metal mineralization zones is deemed excellent by the author.

■	Seven mineralized areas comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito,

■	The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 214,907 tonnes above varying US$ NSR cut-offs, at an average grade of 224g/t silver and 1.45g/t gold, for a total of 2,257,472 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 170,978 tonnes at an average grade of 227g/t silver and 1.50g/t gold, for a total of 11,829,281 Ag eq oz and Indicated Mineral Resources of 43,929 tonnes at an average grade of 215g/t silver and 1.25g/t gold, for a total of 428,190 Ag eq oz. In addition, estimated Inferred Mineral Resources are 158,846 tonnes at an average grade of 136g/t silver and 2.04g/t gold, for 1,431,334 Ag eq oz.

■	For Measured and Indicated Resources, there is a 31% increase in contained Ag eq oz over the previous year's estimate. For Inferred, there is an 8% increase in contained Ag eq oz over the previous year's estimate.

■	There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better in defining the Cata, Los Pozos, and Santa Margarita zones, as well as locating new areas of mineralization at Guanajuatito, and in the Valenciana, Los Pozos, Promontorio, and San Cayetano areas.

■	Mining operations are underway on the Guanajuatito, Valenciana, Cata, Santa Margarita, San Cayetano, and Los Pozos deposits using mechanized equipment in the stopes and truck haulage along the 345 level to move ore to the Cata shaft for hoisting to surface. At Guanajuatito the ore is hauled to surface by rubber tired trucks. The equipment and mining methods are appropriate for the deposits.

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■	The plant operates approximately 28 days per month, with an overall average production rate of approximately 973 tonnes per operating day (combined feed from Guanajuato and San Ignacio Mines). Overall blended recoveries for the reporting period (September 1, 2016-August 31, 2017) have been 89.3% for silver and 86.5% for gold. Concentrates are shipped to ports in Mexico.

25.2	San Ignacio Mine

■	The area in which the San Ignacio property is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional mineral resources.

■	The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

■	The La Luz structure crosses the property and consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Plateros. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate2, Nombre de Dios 1, Nombre de Dios 1.5, Nombre de Dios 2 and Nombre de Dios 2S. Mineralization is contained within tabular veins, vein stockwork, and breccias. The eight veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 1,050 metres along strike and 150 metres down dip.

■	The drilling of 289 diamond drill holes on the San Ignacio property delineated eight mineralized epithermal veins with the primary economic minerals of silver and gold. The veins were observed to be continuous along strike of up to 1,150 metres and 50 metres down dip. The mineralization is open in several directions, most notably to the south and in parallel structures.

■	Presently the Company is exploiting the Intermediate, Intermediate 2, Melladito Splay, and Melladito zones, where from inception in 2013, a total of 491,370 tonnes has been mined (to end of August 2017) grading 126g/t silver and 2.99g/t gold.

■	Eight domains are defined in the Mineral Resource Estimate as the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios 1, Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 2S.

■	The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 998,417 tonnes above a US$71 NSR cut-off, at an average grade of 141g/t silver and 301g/t gold, for a total of 11,362,323 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 801,468 tonnes at an average grade of 142g/t silver and 3.09g/t gold, for a total of 9,283,955 Ag eq oz and Indicated Mineral Resources of 196,949 tonnes at an average grade of 139g/t silver and 2.58g/t gold, for a total of 2,078,368 Ag eq oz. In addition, estimated Inferred Mineral Resources are 573,431 tonnes at an average grade of 130g/t silver and 2.44g/t gold, for 5,565,972 Ag eq oz.

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■	For Measured and Indicated Resources, there is a 110% increase in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 2% decrease in contained Ag eq oz from the previous year's estimate. This increase in resources is due to extensive infill and expansion drilling and re-interpretation and re-modeling of the mineralized zones as performed by the onsite geological department.

■	There is potential to extend the known mineralization along strike and at depth and a concerted effort is underway to expand the resources at San Ignacio and define new resources.

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26.0	Recommendations

The 2017-2018 budget for the GMC includes surface and underground drilling for the San Ignacio Mine, and underground drilling for the Guanajuato Mine. The 2017-2018 budget is estimated at US$3,100,000 and includes 25,000 metres of core drilling (see Table 26.1).

Table 26.1: 2017-2018 Budget for Proposed Work Plan at GMC

Project	Type	Metres	Cost per metre US$	Cost US$
Guanajuato Mine	Drilling, BQ & NQ core (all-in costs)	10,000	$120	$1,200,000
San Ignacio	Underground Drilling	10,000	$120	$1,200,000
	Surface Drilling	5,000	$140	$700,000
Total		25,000		$3,100,000

26.1	Guanajuato Mine

Recommendations are that GPR continues mining operations at the Guanajuato Mine; that QA/QC monitoring should be expanded to include regular reporting (monthly recommended) and laboratory audits; and that GPR continues exploration activities in current and other prospective areas to extend the mine life. The exploration includes detailed re-evaluation, geological interpretation, and re-sampling in old mined areas, and along and down dip of present mining. For 2017-2018 a concerted effort at detailing the Guanajuatito, Promontorio, and Valenciana areas along the Veta Madre is essential and as such an underground drill program of 10,000 metres is recommended. The budget for this program is summarized in Table 26.1.

26.2	San Ignacio Mine

Recommendations are that GPR continues mining operations at the San Ignacio Mine. For 2017-2018 recommendations also include a concerted effort focused on detailing the Melladito, Intermediate, Nombre de Dios, and Nombre de Dios 2 veins is essential and as such an underground drill program of 10,000 metres is recommended. Surface drilling for 2017-2018 is budgeted at 5,000 metres and will focus on detailing areas south of present mining along the Melladito vein structure, as well as in the San Pedro and Mexiamora areas, and lastly in the far south of the San Ignacio project near the old San Jose de Gracia shaft as well as several deeper test holes below known mineralization. The budget for this program is summarized in Table 26.1.

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27.0	References

Baker D., 2011, Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2007, continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, R.F., 2017, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects, as of August 31, 2016, dated February 20, 2017: 221pp + figures.

Brown, R.F., 2016, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2015, dated February 25, 2016 and Amended October 27, 2016: 217pp + figures.

Brown, R.F., 2015, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated February 25, 2015: 207pp + figures.

Brown, R.F., 2014, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated August 16, 2014: 213pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012, (June 26, 2012). Un-published internal GPR report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.

CIM. 2003. Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 55 p.

CIM. 2000. Exploration Best Practices Guidelines. 3 p.

Endeavour Silver Corp. (2017). Endeavour Silver Produces 5.4 Million oz Silver and 57,375 oz Gold in 2016. Retrieved from http://edrsilver.com/news/2017/index.php?content_id=576 (January 10, 2017).

Great Panther Silver Limited Annual Reports for 2006 to 2016, inclusive. GPR Corporate Presentation July 20146 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2016.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Great Panther Silver Limited. (2017). Great Panther Silver Completes Acquisition of Coricancha Polymetallic Mine in Peru. Retrieved from http://www.greatpanther.com; July 3, 2017.

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Great Panther Silver Limited. (2018). Great Panther Silver Reports Fourth Quarter and Annual 2017 Production Results and Provides 2018 Outlook. Retrieved from http://www.greatpanther.com; January 11, 2018.

Guanajuato Municipality Population, (2015). Retrieved from http://citypopulation.info/php/mexico-admin.php?adm2id=11015 (January 5, 2018).

Historical climate data for Guanajuato City, (2018). Retrieved from http://www.weatherbase.com/weather/weather.php3?s=765770&cityname=Guanajuato-Guanajuato-Mexico (January 5, 2018).

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

Moncada, D., Mutchler, S., Nieto, A., Reynolds, T.J., Rimstidt, J.D., Bodnar, R.J., 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

Randall, R.J.A., Saldana, E., Clark, K.F., 1994. Exploration in a Volcano-Plutonic centre at Guanajuato, Mexico. Econ. Geol. 89, 1722-1751.

Rennie, D.W., Bergen, R.D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42, 1: 50,000 regional geology map.

Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

Sinclair, A.J., Blackwell, G.H., Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Stewart, M., 2006, 2006 report on surface mapping – lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Waldegger, M.F., and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014. Prepared for Great Panther Silver Limited by MFW Geoscience Inc. and Brown, R., of Great Panther Silver Limited. 63pp + figures.

Wardrop Engineering., 2009, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

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27.1	Other Relevant Documents

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico for Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533-011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Servicio Geologico Mexicano, 1997. Carta Geologico-Minera, Guanajuato F14-7, 1: 250,000 regional geology map.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.